SHARE PURCHASE AGREEMENT

by and among:

TENABLE, INC.,
as Purchaser;
ACCURICS, INC.,
as the Company;
THE SHAREHOLDERS OF THE COMPANY
as Sellers;
and
THE SELLERS’ REPRESENTATIVE,
as agent for Sellers.

Dated as of September 13, 2021

    TABLE OF CONTENTS
Page

1	Purchase and Sale	1
1.1	Share Purchase	1
1.2	Treatment of Equity Awards	2
1.3	Treatment of Warrants	2
1.4	Consideration for Sale Shares	3
1.5	Escrow Contribution	3
1.6	Closing Balance Sheet; Closing Consideration Spreadsheet.	3
1.7	Net Working Capital Adjustment	4
1.8	Withholding	7
1.9	Allocation of Consideration	7
1.10	Further Action	7
2	Closing	7
2.1	Closing Date	7
2.2	Seller and Company Closing Deliverables	7
2.3	Purchaser Closing Deliverables	10
3	Representations and Warranties relating to the Company	11
3.1	Organizational Matters	11
3.2	Capital Structure	12
3.3	Authority and Due Execution	16
3.4	Non-Contravention and Consents	16
3.5	Financial Statements	17
3.6	No Liabilities; Indebtedness	18
3.7	Litigation	18
3.8	Taxes	19
3.9	Title to Property and Assets	23
3.10	Bank Accounts	24

3.11	Intellectual Property and Related Matters	24
3.12	Government Contracting	32
3.13	Compliance with Laws; Permits	32
3.14	Brokers’ and Finders’ Fees	34
3.15	Employee Matters; Benefit Plans	34
3.16	Environmental Matters	39
3.17	Material Contracts	40
3.18	Insurance	41
3.19	Transactions with Related Parties	41
3.20	Books and Records	42
3.21	Absence of Changes	42
3.22	Product and Service Warranties	44
3.23	Suppliers and Major Customers	45
3.24	HSR Act	45
3.25	Third Party Acquisition Proposals	45
4	Representations and Warranties Relating to Each Seller	45
4.1	Authority and Due Execution	46
4.2	Non-Contravention and Consents.	46
4.3	Litigation	47
4.4	Title and Ownership	47
4.5	Due Organization	47
4.6	Brokers’ and Finders’ Fees	47
4.7	Assets	47
5	Representations and Warranties of Purchaser	48
5.1	Standing	48
5.2	Authority and Due Execution	48
5.3	CFIUS Foreign Person Status	48
5.4	Non-Contravention	48
5.5	Governmental Consents	48
5.6	Litigation	48
5.7	Sufficient Funds	49
5.8	Brokers’ and Finders’ Fees	49
6	Certain Covenants of Sellers and the Company	49
6.1	Access and Investigation	49
6.2	Operation of the Business of the Company and the Acquired Companies	49
6.3	Notification; Updates to Disclosure Schedule	53
6.4	No Negotiation	53
6.5	Termination of Certain Employee Benefit Plans	54

6.6	Ungranted Equity Awards	54
6.7	[Reserved.]	54
6.8	Termination/Amendment of Agreements	54
6.9	Repayment of Insider Receivables	55
6.10	Communications with Employees	55
6.11	Resignation of Officers and Directors	55
6.12	Payoff Letters	55
6.13	Tail Insurance	56
6.14	Notification and Consultation	56
6.15	Restriction on Transfer	56
6.16	Payment of Certain Liabilities	56
6.17	Joinder Agreements	56
6.18	Confidentiality	56
6.19	Waiver of Pre-Emptive Rights and Restrictions	57
6.20	Ancillary Agreements	57
6.21	Additional Key Employee Employment Agreements	57
6.22	Transfer of Minority Interest in India Subsidiary	58
7	Certain Covenants of the Parties	58
7.1	Filings and Consents	58
7.2	Public Announcements	59
7.3	Tax Matters	59
7.4	Parachute Payments	62
7.5	Commercially Reasonable Efforts	62
8	Conditions Precedent to Obligations of Purchaser	63
8.1	Accuracy of Representations	63
8.2	Performance of Covenants	63
8.3	Governmental and Other Consents; Expiration of Notice Periods	63
8.4	No Material Adverse Effect	64
8.5	No Restraints	64
8.6	No Legal Proceedings	64
8.7	Termination of Employee Plans	64
8.8	Section 280G Stockholder Approval	64
8.9	Collection of Insider Receivables	64
8.10	Tail Insurance	64
8.11	Employees	65
8.12	No Outstanding Securities	65
8.13	FIRPTA Compliance	65
8.14	Other Closing Deliverables	65

9	Conditions Precedent to Obligations of Sellers	65
9.1	Accuracy of Representations	65
9.2	Performance of Covenants	65
9.3	No Restraints	66
10	Termination	66
10.1	Termination Events	66
10.2	Termination Procedures	67
10.3	Effect of Termination	67
11	Indemnification, Etc.	67
11.1	Survival of Representations, Etc.	67
11.2	Indemnification	69
11.3	Limitations	72
11.4	No Contribution, Etc.	74
11.5	Defense of Third-Party Claims	74
11.6	Indemnification Claim Procedure	75
11.7	Setoff	80
11.8	Exercise of Remedies Other Than by Purchaser	80
11.9	Exclusive Remedy	80
12	Miscellaneous Provisions	80
12.1	Sellers’ Representative	80
12.2	Further Assurances	83
12.3	No Waiver Relating to Claims for Fraud	83
12.4	Fees and Expenses	83
12.5	Attorneys’ Fees	84
12.6	Notices	84
12.7	Headings	85
12.8	Counterparts; Execution and Exchange by Electronic Means	85
12.9	Governing Law; Dispute Resolution	85
12.10	Successors and Assigns	86
12.11	Remedies Cumulative; Specific Performance	86
12.12	Waiver	87
12.13	Waiver of Jury Trial	87
12.14	Amendments	87
12.15	Severability	87
12.16	Parties in Interest	87
12.17	Entire Agreement	87
12.18	Disclosure Schedule	87

12.19	Waiver of Conflicts Requiring Representation	88
12.20	Construction	89

EXHIBITS AND SCHEDULES

EXHIBIT A	Certain Definitions
Annex 1 to Exhibit A	Persons Whose Knowledge is Imputed to the Company
EXHIBIT B	Form of Warrant Surrender Agreement
EXHIBIT C	Form of Escrow Agreement
EXHIBIT D	Form of Release
EXHIBIT E	Form of Spousal Consent
EXHIBIT F	Form of Joinder Agreement
EXHIBIT G	Form of Paying Agent Agreement
SCHEDULE 1	Key Employees
Schedule 2	Illustrative Closing Working Capital Amount
SCHEDULE 3	Specified Investors
SCHEDULE 4	Contributing Option Indemnitors
SCHEDULE 1.6(b)	Example Closing Consideration Spreadsheet
SCHEDULE 2.2(b)	Additional Closing Deliverables
SCHEDULE 6.8(a)	Agreements to be Terminated/Amended as of the Closing
SCHEDULE 6.8(b)	Securityholders Agreements to Terminate as of the Closing
SCHEDULE 6.12	Payoff Letters
SCHEDULE 6.22	Additional Closing Actions
SCHEDULE 8.3(b)	Required Third Party Consents

SHARE PURCHASE AGREEMENT
THIS SHARE PURCHASE AGREEMENT (this “Agreement”) is made and entered into as of September 13, 2021, by and among: (a) Tenable, Inc., a Delaware corporation (“Purchaser”); (b) Accurics, Inc., a Delaware corporation (the “Company”); (c) each of the shareholders of the Company identified on the signature pages hereto (collectively with each Person who executes and delivers to Purchaser a Joinder Agreement, the “Sellers” and each, a “Seller”); and (d) Shareholder Representative Services LLC, a Colorado limited liability company, solely in its capacity as the Sellers’ Representative. Certain capitalized terms used in this Agreement are defined in Exhibit A.
RECITALS
A.    Sellers and the holder of the Outstanding Warrant collectively own all of the (a) issued and outstanding shares of the Company which consist of, as at the date hereof, (i) 9,339,706 Common Shares, 3,818,751 of which are Restricted Shares; (ii) 4,717,862 Series Seed Preferred Shares; and (iii) 8,334,489 Series A Preferred Shares (all issued and outstanding Common Shares, Series Seed Preferred Shares and Series A Preferred Shares being collectively referred to as the “Shares”), and (b) Warrants that are exercisable for 25,053 Common Shares, which are all of the Warrants (all issued and outstanding Shares as at the date hereof and all the Shares issued after the date of this Agreement pursuant to the exercise of Options or Warrants being collectively referred to as the “Sale Shares”).
B.    Upon the terms and subject to the conditions set forth in this Agreement, Purchaser desires to acquire from Sellers all of the Sale Shares, and Sellers desire to sell to Purchaser all of the Sale Shares (the sale and purchase of the Shares pursuant to the terms of this Agreement being referred to as the “Share Purchase”).
C.    As an inducement to Purchaser to enter into this Agreement and consummate the Contemplated Transactions, concurrently with the execution and delivery of this Agreement: (i) each of the individuals listed on Tier 1 of Schedule 1 to this Agreement (each such individual, a “Tier 1 Key Employee”) is countersigning an employment agreement or offer letter previously provided to such Key Employee (each such employment agreement or offer letter, an “Employment Agreement”) describing the employment arrangement between an Acquired Company and such Tier 1 Key Employee, which shall become effective at the Closing; (ii) each Tier 1 Key Employee is entering into a Noncompetition and Non-Solicitation Agreement in favor of the Company and Purchaser (a “Noncompetition Agreement”), which shall become effective at the Closing and (iii) the holder of the Outstanding Warrant is entering into the Warrant Surrender Agreement.
AGREEMENT
The parties to this Agreement, intending to be legally bound, agree as follows:

1.    PURCHASE AND SALE
1.1    Share Purchase. Upon the terms and subject to the conditions set forth in this Agreement, at the Closing, in exchange for the payments set forth in Section 1.4, each Seller shall sell, assign, transfer and deliver to Purchaser, and Purchaser shall purchase, acquire and accept from such Seller, all of the Sale Shares held by such Seller, in each case, free and clear of all Liens and with the benefit of all rights of whatsoever nature attaching or accruing to such Sale Shares. Purchaser shall not be obligated to complete the purchase and transfer of any Sale Shares unless the sale and transfer of all of the Sale Shares is completed simultaneously.
1.2    Treatment of Equity Awards.
(a)    Options. Subject to Section 1.8, at the Closing, each Option (or portion thereof), other than an Underwater Option, that is outstanding and unexercised immediately prior to the Closing (each an “Outstanding Option”), shall be cancelled, terminated and extinguished, and the holder thereof (including any Seller) shall be entitled to receive for each Common Share subject to such Outstanding Option, an amount in cash equal to the amounts corresponding to such Option set forth in the Closing Consideration Spreadsheet.
(b)    Termination of Certain Options. Purchaser shall not assume any Options. All Options (or portions thereof) that are Underwater Options shall be cancelled, terminated and extinguished at the Closing and no consideration shall be paid or payable with respect thereto.
(c)    Actions. Prior to the Closing, the Company shall take all actions that may be necessary or required: (i) to ensure that, from and after the Closing, each holder of an Option (including any Seller) shall have no rights with respect thereto other than the rights, if any, specifically provided to such holder in respect of such Option in this Section 1.2 and (ii) to effectuate the provisions of this Section 1.2.
(d)    Restricted Shares. Subject to Section 1.5, at the Closing, each Common Share that is subject to forfeiture or a right of repurchase by the Company immediately prior to the Closing (each, a “Restricted Share”) shall accelerate and become fully vested and the restrictions and limitations applicable thereto shall lapse.
(e)    Ungranted Equity Awards. Subject to Section 1.8, at the Closing, the holders of all Ungranted Equity Awards shall be entitled to receive an amount in cash equal to the amounts corresponding to such Ungranted Equity Award set forth in the respective Ungranted Equity Award Cancellation Agreement and in the Closing Consideration Spreadsheet.
(f)    Payment. Following the Closing, Purchaser shall cause to be paid: (i) through Purchaser’s or the Company’s standard payroll practices, and, in any event, no later than the second (2nd) payroll date of Purchaser or the Company, as applicable, following the Closing, (A) to each holder of an Outstanding Option (other than any Outstanding Option with respect to which the Company has no Tax withholding obligations (a “Non-Withholding Option”)), the consideration specified in Section 1.2(a)

(subject to applicable withholding Tax), without interest, and (B) to each holder of an Ungranted Equity Award, the consideration specified in Section 1.2(e) (subject to applicable withholding Tax), without interest; and (ii) to each holder of a Non-Withholding Option, the consideration specified in Section 1.2(a), without interest.
1.3    Treatment of Warrants.
(a)    Warrant. Prior to the Closing, the Company shall cause to be amended, in substantially the form of Exhibit B, the Outstanding Warrant (such amendment, a “Warrant Surrender Agreement”) to provide that: (a) such Warrant shall, upon the terms and subject to the conditions set forth therein, be cancelled, terminated and extinguished as of the Closing; (b) from and after the Closing, the holder of such Warrant shall cease to have any rights with respect to such Warrant, except the right to receive the consideration specified in, and subject to the terms of, this Section 1.3; and (c) subject to Section 1.5, Section 1.7, Section 1.8, Section 11 and Section 12.1, upon the cancellation, termination and extinguishment thereof, be converted into the right to receive, in respect of each share of Capital Stock then subject to the Outstanding Warrant, an amount in cash equal to the amounts corresponding to the Outstanding Warrant set forth in the Closing Consideration Spreadsheet.
(b)    Actions. The Company shall take all actions that may be necessary to ensure that, from and after the Closing, the holder of the Outstanding Warrant cancelled, terminated and extinguished as provided in Section 1.3(a) shall cease to have any rights with respect thereto, except the right to receive the consideration specified in, and subject to the terms of, Section 1.3(a), without interest.
(c)    Payment. Following the Closing and subject to the receipt of the Warrant Surrender Agreement, Purchaser shall cause to be paid to the holder of the Outstanding Warrant, the consideration specified in Section 1.3(a), without interest.
1.4    Consideration for Sale Shares. Subject to Section 1.5, Section 1.7, Section 1.8, Section 2, Section 8, Section 11 and Section 12.1(e), the consideration payable by or on behalf of Purchaser to each Seller, for each Sale Share held by such Seller shall be as set forth in the Closing Consideration Spreadsheet.
1.5    Escrow Contribution.
(a)    Escrow Funding. At the Closing, Purchaser shall withhold (i) from the consideration that would otherwise be payable to each Indemnitor pursuant to Section 1.2, Section 1.3, and Section 1.4, as applicable and deliver to the Escrow Agent an aggregate amount equal to such Indemnitor’s Pro Rata Share of the Indemnity Escrow Amount and Adjustment Escrow Amount.
(b)    Escrow Agreement. The Escrow Fund: (i) shall be held by the Escrow Agent in accordance with the terms of this Agreement and the terms of an escrow agreement to be entered into by and among Purchaser, the Sellers’ Representative and the Escrow Agent on or prior to the Closing Date, in substantially the form of Exhibit C (the “Escrow Agreement”); (ii) except as otherwise required by any Legal Requirement, shall be held as a trust fund and shall not be subject to any Lien, attachment, trustee process or other judicial process of any creditor of any Person; and (iii) shall be held and disbursed solely for the purposes and in accordance with the terms of this Agreement and the Escrow Agreement. Neither the Escrow Fund (or any portion thereof), nor any beneficial interest therein may be pledged, subjected to any Lien, sold, assigned or transferred by any Indemnitor.
1.6    Closing Balance Sheet; Closing Consideration Spreadsheet.
(a)    Estimate Delivery. At least three (3) Business Days prior to the Closing Date, the Company shall prepare in good faith and deliver to Purchaser (i) an estimated Closing Balance Sheet and (ii) an estimated Closing Consideration Spreadsheet containing all of the information identified on Schedule 1.6(b), in each case, in form and substance satisfactory to Purchaser, together with documentation satisfactory to Purchaser in support of the calculation of the amounts set forth therein.
(b)    Closing Balance Sheet; Closing Consideration Spreadsheet. On the Closing Date, but prior to the Closing, the Company shall deliver to Purchaser (i) a consolidated balance sheet of the Acquired Companies as of the Closing Date (the “Closing Balance Sheet”), in form and substance satisfactory to Purchaser, and (ii) a spreadsheet, in substantially the form and containing the information set forth on Schedule 1.6(b) (including as may be updated and delivered pursuant to Section 1.7(d)(ii), the “Closing Consideration Spreadsheet”), in each case, together with documentation satisfactory to Purchaser in support of the calculation of the amounts set forth therein. Each of the parties hereto agrees that (i) the Purchaser and the Paying Agent shall be entitled to rely on the Closing Consideration Spreadsheet for all payments made hereunder and shall not bear any responsibility or Liability with respect to inaccuracies or errors in the Closing Consideration Spreadsheet and (ii) none of the Company, Sellers’ Representative or any Seller shall have any recourse or redress against the Purchaser or the Paying Agent for any payments hereunder made in reliance on the Closing Consideration Spreadsheet, or may bring any claim against the Purchaser or the Paying Agent for any payment hereunder made in reliance on the Closing Consideration Spreadsheet.
(c)    Accounting Principles; Working Capital. The Closing Balance Sheet shall: (i) be prepared in accordance with the Accounting Principles; and (ii) set forth all of the information necessary to calculate the Closing Cash Amount, the Closing Indebtedness Amount, the Company Transaction Expense Amount, the Closing Working Capital Amount and the Accrued Tax Amount in a manner consistent with the definitions thereof and otherwise in accordance with the terms of this Agreement. Nothing in this Section 1.6 shall limit any of the rights of any Indemnitee as set forth in Section 11.
1.7    Net Working Capital Adjustment.
(a)    Closing Statement. Within one-hundred eighty (180) days following the Closing Date, Purchaser shall prepare and deliver to the Sellers’ Representative a statement (the “Closing Statement”) setting forth Purchaser’s good faith determination of: (i) each of the Closing Cash Amount, the Closing Indebtedness Amount, the Closing Working Capital Amount, the Working Capital Surplus Amount, the Working Capital Shortfall Amount and the Company Transaction Expense Amount (each, an “Adjustment Amount”); and (ii) any Upwards Adjustment Amount or Downwards Adjustment Amount resulting therefrom.

(b)    Objection Period. The Sellers’ Representative shall have forty-five (45) days from its receipt of the Closing Statement (the “Objection Period”) to review the Closing Statement. Purchaser shall grant the Sellers’ Representative access at reasonable times and places and upon reasonable advance written notice to the financial records of the Company relating to the calculation of the Adjustment Amounts set forth in the Closing Statement as reasonably requested by the Sellers’ Representative in connection with its review of the Closing Statement during the Objection Period, provided that such access would not be in breach of any applicable COVID-19 Measures or other Legal Requirement and does not unreasonably interfere with the normal business operations of Purchaser, the Company or any of their respective Subsidiaries or Affiliates. Upon the expiration of the Objection Period, the Sellers’ Representative shall be deemed to have accepted the Closing Statement and the calculation of each Adjustment Amount set forth therein, which shall be deemed final, non-appealable and binding for all purposes under this Agreement, unless the Sellers’ Representative shall have provided Purchaser with a written notice of its disagreement with the Closing Statement prior to the expiration of the Objection Period (the “Objection Notice”), specifying each disputed Adjustment Amount (each, a “Disputed Item”) and setting forth in reasonable detail the basis for disputing each Disputed Item. Purchaser shall have thirty (30) days from the date on which it receives the Objection Notice (the date on which such thirty (30)-day period ends, the “Response Date”) to review and respond to the Objection Notice. If Purchaser and the Sellers’ Representative are able to negotiate a mutually agreeable resolution of each Disputed Item, and each signs a certificate to that effect, then the Closing Statement and the calculation of each Adjustment Amount set forth therein, as adjusted to reflect such resolution, shall be deemed final, non-appealable and binding for all purposes under this Agreement. If any Disputed Item has not been resolved by the Response Date or any mutually agreed extension thereof, then either Purchaser or the Sellers’ Representative may refer such Disputed Item to Deloitte Touche Tohmatsu Limited, a UK private company limited by guarantee (or an appropriate entity within its network of member firms), or another independent, mutually agreeable, “Big Four” public accounting firm (the “Accounting Referee”), which shall accept its appointment within seven days after such referral, to make a final, non-appealable and binding determination as to all remaining Disputed Items pursuant to the terms of this Agreement. The Accounting Referee shall act as an expert and not as an arbitrator and shall not consider any issues not raised in the Closing Statement or the Objection Notice. The Accounting Referee shall be directed to make a determination of each Disputed Item in accordance with Section 1.7(c) promptly, but no later than thirty (30) days, after acceptance of its appointment. Purchaser and the Sellers’ Representative agree to use commercially reasonable efforts to effect the selection and appointment of the Accounting Referee pursuant to this Section 1.7(b), including executing an engagement agreement with the Accounting Referee providing for reasonable and customary compensation and other terms of such engagement.
(c)    Dispute Resolution.
(i)    If any Disputed Item is referred to the Accounting Referee for resolution pursuant to Section 1.7(b), then the Accounting Referee shall determine only with respect to such Disputed Item submitted whether such Disputed Item as set forth in the Closing Statement requires adjustment and the amount of any such required adjustment. Purchaser and the Sellers’ Representative shall be entitled to submit presentations and other documentation to support their respective calculations of each such Disputed Item to the Accounting Referee and shall instruct the Accounting Referee to, and the Accounting Referee shall, make its determination based solely on such documentation and presentations submitted by the Sellers’ Representative and Purchaser in accordance with the guidelines and procedures set forth in this Agreement and not on the basis of an independent review. With respect to each submitted Disputed Item, the Accounting Referee’s determination shall be within the range of values assigned to such Disputed Item by Purchaser and the Sellers’ Representative. The Accounting Referee will not have the power to alter, amend or otherwise affect any provision contained in this Section 1.7 or elsewhere in this Agreement. Any finding by the Accounting Referee shall be: (i) a reasoned award stating in reasonable detail the findings of fact on which it is based; (ii) final, non-appealable and binding upon Purchaser, the Sellers’ Representative and the Indemnitors; and (iii) accompanied by a certificate from the Accounting Referee certifying that it reached such findings in accordance with the provisions of this Section 1.7. A judgment upon the award rendered by the Accounting Referee may be entered in any court having jurisdiction over the subject matter thereof. The existence and terms of any dispute with respect to the Closing Statement shall be kept confidential by Purchaser, the Sellers’ Representative and the Indemnitors; provided, however, that: (A) Purchaser and the Sellers’ Representative may discuss such dispute with those of their respective advisors, attorneys, directors, officers and employees who agree to keep the existence and the terms of such dispute confidential; (B) Purchaser and its Affiliates may disclose such information to the extent such information is required to be disclosed by any applicable Legal Requirement; and (C) Sellers’ Representative may disclose such information to Indemnitors who have a need to know such information; provided further that, if any such Indemnitors are not Sellers, Sellers’ Representative shall first require that such Indemnitors are subject to written obligations of confidentiality no less stringent than those set forth in Section 6.18. Notwithstanding anything to the contrary contained in this Agreement, this Section 1.7 shall not interfere with or impede the operation of, or otherwise limit the indemnification or other obligations of any Indemnitor pursuant to, Section 11 with respect to any Company Indebtedness or Company Transaction Expense that was not included in the Closing Consideration Spreadsheet or the Closing Statement.
(ii)    The Expenses of the Accounting Referee shall be borne by Purchaser and the Sellers’ Representative (on behalf of the Indemnitors in accordance with their respective Pro Rata Shares) in the same proportion that the dollar amount of Disputed Items that are not resolved in favor of Purchaser or the Sellers’ Representative, as applicable, bears to the total dollar amount of Disputed Items resolved by the Accounting Referee. Each of Purchaser and the Sellers’ Representative (on behalf of the Indemnitors) shall bear the Expenses of its own Representatives incurred by it in connection with the matters contemplated by this Section 1.7.
(d)    Adjustment. If, upon the final determination of each of the Adjustment Amounts as provided in Section 1.7(b) or 1.7(c), as applicable:
(i)    the Estimated Adjustment Amount exceeds the Final Adjustment Amount by an amount equal to $200,000 or more (the absolute value amount of any such excess, the “Downwards Adjustment Amount”), then: (A) the Sellers’ Representative and Purchaser shall instruct the Escrow Agent to pay the Downwards Adjustment Amount to Purchaser from the Adjustment Escrow Amount; (B) if the Adjustment Escrow Amount exceeds the Downwards Adjustment Amount, then the

Sellers’ Representative and Purchaser shall instruct the Escrow Agent to release to the Paying Agent from the Escrow Fund, for further distribution to each Indemnitor, an amount equal to such Indemnitor’s Pro Rata Share of such excess amount; and (C) if the aggregate amount remaining in the Adjustment Escrow Amount is insufficient to cover the full Downwards Adjustment Amount, then, at Purchaser’s election in its sole discretion, (1)(a) the Sellers’ Representative and Purchaser shall instruct the Escrow Agent to pay such deficiency from the Indemnity Escrow Amount and (b) if the amount available in the Indemnity Escrow Amount is insufficient to cover the full Downwards Adjustment Amount, then, subject to the limitations provided for in Section 11.3, each Indemnitor shall pay such Indemnitor’s Pro Rata Indemnity Share of the amount of such shortfall to Purchaser or (2) each Indemnitor shall pay such Indemnitor’s Pro Rata Indemnity Share of the amount of such shortfall in the Downwards Adjustment Amount to Purchaser;
(ii)    the Final Adjustment Amount exceeds the Estimated Adjustment Amount by an amount equal to $200,000 or more (the absolute value amount of any such excess, the “Upwards Adjustment Amount”), then (A) the Sellers’ Representative shall provide to Purchaser an updated Closing Consideration Spreadsheet to reflect the distribution of the Upwards Adjustment Amount to the Indemnitors contemplated by this Section 1.7(d)(ii), which update shall include (as to the Upwards Adjustment Amount), the net consideration that such Indemnitor is entitled to receive in respect thereof with respect to each share certificate, Outstanding Option or Outstanding Warrant, as applicable, as well as the amount of any Taxes to be withheld from such consideration; (B) Purchaser shall pay, or cause to be paid, to the Paying Agent on behalf of the Indemnitors an amount in cash equal to the Upwards Adjustment Amount and (C) the Sellers’ Representative and Purchaser shall instruct the Escrow Agent to release to the Paying Agent from the Escrow Fund, for further distribution to each Indemnitor, an amount equal to such Indemnitor’s Pro Rata Share of the Adjustment Escrow Amount, as set forth on the updated Closing Consideration Spreadsheet; or
(iii)    the Final Adjustment Amount is equal to or within $200,000 of the Estimated Adjustment Amount set forth in the Closing Consideration Spreadsheet, then no payment shall be required to be made pursuant to this Section 1.7(d) and the Sellers’ Representative and Purchaser shall instruct the Escrow Agent to release to the Paying Agent from the Escrow Fund, for distribution to each Indemnitor, an amount equal to such Indemnitor’s Pro Rata Share of the Adjustment Escrow Amount.
Any instruction to the Escrow Agent required to be delivered pursuant to Section 1.7(d)(i) shall be delivered, and any payment required to be made by Purchaser pursuant to Section 1.7(d)(ii) shall be made: (x) if no Objection Notice is made by the Sellers’ Representative during the Objection Period, within ten (10) Business Days following the expiration of the Objection Period; or (y) if the Sellers’ Representative submits an Objection Notice within the Objection Period, within ten (10) Business Days following the final determination of each of the Adjustment Amounts as provided in Section 1.7(b) or 1.7(c), as applicable. To the extent permitted by applicable Legal Requirements, any payment made pursuant to this Section 1.7 shall be treated by all parties as an adjustment to the aggregate consideration paid for the Company Securities in connection with the Share Purchase.

1.8    Withholding. Notwithstanding anything to the contrary contained in this Agreement, each of the Paying Agent, the Escrow Agent, Purchaser and the Company (each a “Withholding Agent”) shall be entitled to deduct and withhold from any amounts payable pursuant to this Agreement such amounts as Purchaser determines in good faith are required to be deducted or withheld therefrom or in connection therewith under the Code, any provision of state, local or foreign Tax law or under any other Legal Requirement. To the extent such amounts are so deducted or withheld, such amounts shall be paid over to the appropriate Governmental Entity and treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.
1.9    Allocation of Consideration. Each Seller hereby acknowledges and agrees that the payment by or on behalf of Purchaser to such Seller of the amounts contemplated by the Closing Consideration Spreadsheet as owed to such Seller pursuant to Section 1.4 shall, subject to Sections 1.5, 1.7, 1.8 and 11, collectively constitute all amounts owed to such Seller by Purchaser pursuant to, and shall fully satisfy and extinguish all obligations and Liabilities owed to such Seller under, this Agreement, regardless of whether such obligations and Liabilities have arisen at the Closing or would otherwise arise after the Closing.
1.10    Further Action. If, at any time after the Closing, any further action is reasonably determined by Purchaser to be necessary or desirable to carry out the purposes of this Agreement or any of the Contemplated Transactions or to vest Purchaser with full right, title and possession of and to all Shares and all securities, rights and property of the Company, the officers and directors of Purchaser shall be fully authorized (in the name of the Company, each Seller and otherwise) to take such action, in each case, to the extent such action is reasonably necessary to effectuate the purposes hereof and not inconsistent with this Agreement, as determined by Purchaser in its reasonable discretion.
2.    CLOSING.
2.1    Closing Date. The consummation of the Share Purchase (the “Closing”) shall take place by video or conference call or at the offices of Hogan Lovells US LLP, 555 Thirteenth Street, NW, Washington, D.C. 20004, at 9:00 a.m. (Eastern Time), on a date to be designated by Purchaser, which shall be no later than the third (3rd) Business Day after the satisfaction or waiver of the last to be satisfied or waived of the conditions set forth in Sections 8 and 9 (other than those conditions which, by their terms, are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions at the Closing), or at such other place, time or date as Purchaser and the Company may jointly designate. The date upon which the Closing occurs is referred to herein as the “Closing Date.” The Closing may occur remotely by email or electronic signatures, subject to the physical delivery at the Closing of any original document required to be delivered (including the documents referred to in Section 2.2), or other manner as may be mutually agreed upon by the Company and Purchaser.
2.2    Seller and Company Closing Deliverables. At the Closing, Sellers and the Company shall deliver or cause to be delivered to Purchaser:
(a)    stock certificates in book entry form representing all of the Shares;

(b)    the deliverables set forth on Schedule 2.2(b);
(c)    a certificate duly executed on behalf of the Company by the chief executive officer of the Company, containing the representation and warranty of the Company that: (i) all of information set forth in the Closing Consideration Spreadsheet is accurate and complete (and in the case of dollar amounts, properly calculated) as of the Closing; and (ii) except for the Shares (including the Restricted Shares), Outstanding Options and Warrants set forth in the Closing Consideration Spreadsheet, no security of the Company, no security, instrument or obligation that is or may become convertible into or exchangeable for any security of the Company, and no subscription, option, share of restricted stock, restricted stock unit, stock appreciation right, call, convertible note, warrant or right (whether or not currently exercisable) to acquire any securities of the Company is authorized or outstanding immediately prior to the Closing or will become authorized or outstanding at the Closing (such certificate, the “Closing Consideration Spreadsheet Certificate”);
(d)    documentation reasonably satisfactory to Purchaser in support of the calculation of the amounts set forth in the Closing Consideration Spreadsheet;
(e)    Employment Agreements, duly executed by at least four (4) of the Tier 2 Key Employees;
(f)    Option Cancellation Agreements, in a form reasonably agreeable to Purchaser and the Company, duly executed by each of the Contributing Option Indemnitors;
(g)    Release Agreements, in substantially the form of Exhibit D (the “Releases”), dated as of the Closing Date and duly executed by: (i) each Seller; (ii) each individual who is a director or officer of any Acquired Company; and (iii) each member of senior management of the Company;
(h)    agreements terminating or amending the agreements identified on Schedule 6.8(a) in accordance with Section 6.8(a);
(i)    a certificate, duly executed on behalf of the Company by the chief executive officer of the Company and dated as of the Closing Date, containing the representation and warranty of the Company that each of the conditions set forth in Section 8 (other than, to the extent pertaining to a representation, warranty, covenant or obligation of any Seller, the conditions set forth in Sections 8.1 and 8.2) have been duly satisfied (the “Company Closing Certificate”);
(j)    the written resignations described in Section 6.11 of each individual who is an officer or director of an Acquired Company;
(k)    a statement (in such form as may be reasonably requested by counsel to Purchaser) conforming to the requirements of Treasury Regulation Sections 1.897-2(h)(1)(i) and 1.1445-2(c)(3)(i) (the “FIRPTA Statement”) and a letter in a form and substance satisfactory to Purchaser addressed to the IRS described in Treasury Regulation Section 1.897-2(h)(2) (the “FIRPTA Notification”) to be delivered to the IRS after the Closing;

(l)    certificates of good standing (or equivalents thereof) dated no earlier than three (3) Business Days prior to the Closing Date from the Secretary of State of the State of Delaware and each other jurisdiction set forth in Part 3.1(a) of the Disclosure Schedule as to the good standing (or equivalent thereof) of the Acquired Companies in such jurisdictions and the payment of all applicable Taxes;
(m)    written acknowledgments pursuant to which the Company’s outside legal counsel and any financial advisor, accountant or other Person who performed services for or on behalf of any Acquired Company, or who is otherwise entitled to any compensation from any Acquired Company, in connection with this Agreement or any of the Contemplated Transactions, acknowledges: (i) the total amount of Expenses that has been paid to such Person in connection with this Agreement or any of the Contemplated Transactions; (ii) the total amount of fees, costs and Expenses of any nature that is payable to such Person in connection with this Agreement or any of the Contemplated Transactions; (iii) that upon receipt of the amount referred to in clause “(ii)” above, such Person will have been paid in full and is not (and will not be) owed any other amount by any Acquired Company with respect to or in connection with this Agreement or the Contemplated Transactions; and (iv) that such Person is not to perform any further services for any Acquired Company following the Closing without the express written authorization of Purchaser;
(n)    a USB drive or other digital media evidencing the documents that were Made Available to Purchaser;
(o)    a certificate of the Secretary of the Company, in form and substance satisfactory to Purchaser, certifying and attaching: (i) the Charter Documents of the Company in effect as of the Closing; (ii) the resolutions adopted by the Company’s board of directors approving this Agreement and the other Contemplated Transactions; and (iii) if applicable, the resolutions adopted by the stockholders of the Company referred to in Section 8.8;
(p)    the Closing Balance Sheet;
(q)    the Escrow Agreement, duly executed by the Escrow Agent and the Sellers’ Representative;
(r)    the Paying Agent Agreement, duly executed by the Paying Agent and the Sellers’ Representative;
(s)    the Payoff Letters;
(t)    the UCC-3 termination statements referred to in Section 6.12(b);
(u)    the Warrant Surrender Agreement, duly executed by the holder of the Outstanding Warrant;
(v)    Joinder Agreements, duly executed by each Person who is a holder of Shares but who is not a signatory to this Agreement;

(w)    the Ungranted Equity Award Cancellation Agreements, duly executed by each recipient of an offer letter or other communication regarding an Ungranted Equity Award;
(x)    spousal consents, in substantially the form of Exhibit E, duly executed by the spouse of each Seller who is married and residing in a community property state;
(y)    evidence, in a form reasonably satisfactory to Purchaser, that (i) the transfer contemplated by Section 6.22 has been completed, and (ii) the actions set forth on Schedule 6.22 have been completed and deliverables contemplated thereby obtained; and
(z)    A United States Internal Revenue Service Form W-8 or W-9 (as applicable) duly executed by:
(i)    Each holder of Non-Withholding Options;
(ii)    each holder of a Warrant;
(iii)    the Sellers’ Representative; and
(iv)    each Person identified in the Closing Consideration Spreadsheet as a recipient of any payment of any Company Transaction Expense or Company Indebtedness in connection with the Closing (other than payments that are identified in the Closing Consideration Spreadsheet as being paid through the payroll provider of any Acquired Company), to the extent such information is requested by the Paying Agent.
2.3    Purchaser Closing Deliverables. At the Closing:
(a)    Purchaser shall, subject to Section 1.8, transmit to the following Persons, by wire transfer of immediately available funds to such Person’s account set forth in the Closing Consideration Spreadsheet:
(i)    to the Paying Agent, for further distribution to each Seller, an amount equal to (A) the aggregate amount payable to such Seller pursuant to Section 1.4 minus (B) such Seller’s Pro Rata Share of the Escrow Amount minus (C) such Seller’s Pro Rata Share of the Expense Fund Amount, in each case, as set forth in the Closing Consideration Spreadsheet;
(ii)    to the Paying Agent, for further distribution to each holder of an Outstanding Option that constitutes a Non-Withholding Option, the consideration payable in respect of such Non-Withholding Option pursuant to Section 1.2(a), as set forth in the Closing Consideration Spreadsheet;
(iii)    to the Paying Agent, for further distribution to each holder of an Outstanding Warrant, an amount equal to (A) the aggregate amount payable to such holder pursuant to Section 1.4 minus (B) such holder’s Pro Rata Share of the Escrow Amount minus (C) such holder’s Pro

Rata Share of the Expense Fund Amount, in each case, as set forth in the Closing Consideration Spreadsheet;
(iv)    to each creditor of any Acquired Company that delivers a Payoff Letter, the portion of the Closing Indebtedness Amount set forth in such Payoff Letter, as set forth in the Closing Consideration Spreadsheet;
(v)    to each Person entitled to receive a payment included in the Company Transaction Expense Amount that is not subject to Tax withholding by any Acquired Company, such payment, as set forth in the Closing Consideration Spreadsheet;
(vi)    to the payroll account of the applicable Acquired Company, (A) the consideration payable in respect of each Option that does not constitute a Non-Withholding Option pursuant to Section 1.2(a), (B) the consideration payable in respect of each Ungranted Equity Award pursuant to Section 1.2(e) and (C) any payment included in the Company Transaction Expense Amount that is subject to Tax withholding by any Acquired Company, in the case of each of clauses “(A)” through “(C),” as set forth in the Closing Consideration Spreadsheet;
(vii)    to the Escrow Agent, the Escrow Amount; and
(viii)    to the Sellers’ Representative, the Expense Fund Amount;
(b)    Purchaser shall deliver to the Company and the Sellers’ Representative the Escrow Agreement, duly executed by Purchaser; and
(c)    Purchaser shall deliver to the Company and the Sellers’ Representative the Paying Agent Agreement, duly executed by Purchaser.
3.    REPRESENTATIONS AND WARRANTIES RELATING TO THE COMPANY
Except as specifically set forth in the corresponding part of the Disclosure Schedule prepared by the Sellers and the Company in accordance with Section 12.18 and delivered to Purchaser prior to the execution and delivery of this Agreement, the Sellers and the Company represent and warrant, to and for the benefit of the Indemnitees (with the understanding and acknowledgement that Purchaser would not have entered into this Agreement without being provided with the representations and warranties set forth in this Section 3), as follows:
3.1    Organizational Matters.
(a)    Organization, Standing and Power to Conduct Business. Each Acquired Company: (i) has been duly organized, and is validly existing and in good standing (or equivalent status), under the Legal Requirements of the jurisdiction of its organization; (ii) has the requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted and as currently planned by such Acquired Company to be conducted; and (iii) is duly qualified, licensed and admitted to do business, and is in good standing (or equivalent status), in each jurisdiction in which such qualification, license or admission is necessary (except in the case of clause “(iii)” where such failure to be so qualified, licensed or registered would not have or be reasonably be expected to have a Material Adverse Effect on any Acquired Company). Part 3.1(a) of the Disclosure Schedule accurately sets forth each jurisdiction where each Acquired Company is qualified, licensed or admitted to do business.
(b)    Charter Documents.
(i)    The Company has Made Available to Purchaser accurate and complete copies of: (A) the Charter Documents of each Acquired Company; (B) the share and other security registers individual securityholders’ accounts with respect to each Acquired Company; (C) all minutes and other records of the meetings and other proceedings (including any actions taken by written consent or otherwise without a meeting) of the shareholders and other securityholders, the board of directors and all committees of the board of directors of each Acquired Company considering or relating to any material action by or on behalf of the Company; and (D) all other documents required to be maintained by each Acquired Company under applicable Legal Requirements, except in the case of this clause “(D)” as would not reasonably be expected to result in material Liability to any Acquired Company, or materially impact the Company’s ability to consummate the transactions contemplated hereby and perform its obligations under this Agreement.
(ii)    All material actions taken and all transactions entered into by each Acquired Company have been duly approved by all necessary action of the board of directors, shareholders and other securityholders of such Acquired Company. There has been no violation of any of the provisions of the Charter Documents of any Acquired Company or material violation of the Securityholders’ Agreements, and no Acquired Company has taken any action that is inconsistent in any material respect with any resolution adopted by such Acquired Company’s shareholders, other securityholders or board of directors. The books of account, minute books and other records of each Acquired Company are accurate, up-to-date and complete in all material respects, and have been maintained in accordance with all applicable Legal Requirements except where failure to so maintain such record would not reasonably be expected to result in a material Liability to any Acquired Company.
(c)    Directors and Officers. Part 3.1(c) of the Disclosure Schedule accurately sets forth: (i) the names of the members of the board of directors (or similar body) of each Acquired Company; (ii) the names of the members of each committee of the board of directors (or similar body) of each Acquired Company; and (iii) the names and titles of the officers of each Acquired Company in each case as of the date hereof.
(d)    Subsidiaries. Part 3.1(d) of the Disclosure Schedule sets forth a complete and accurate list identifying each Entity in which any Acquired Company owns, holds or has any right to acquire any capital stock or other equity, voting, financial, beneficial or ownership interest and the jurisdiction of organization of such Entity. Except for the equity interests identified in Part 3.1(d) of the Disclosure Schedule, none of the Acquired Companies owns or has ever owned, beneficially or otherwise, any shares or other securities of, or any direct or indirect equity, voting, financial, beneficial or ownership interest in, any Entity. None of the Acquired Companies has agreed or is obligated to make any future investment in, or capital contribution to, any Entity. None of the Acquired Companies has guaranteed or is responsible or liable for any obligation of any other Entity (including, for the avoidance of doubt, any other Acquired Company).
(e)    Predecessors. There are no Entities that have been merged into or consolidated with or that otherwise are predecessors to any Acquired Company.
(f)    Powers of Attorney. Except as set forth in Part 3.1(f) of the Disclosure Schedule, there are no outstanding powers of attorney executed by or on behalf of any Acquired Company (except for any power of attorney executed on behalf of a Subsidiary of the Company in favor of the Company).
(g)    Bankruptcy. The Company and each of its Subsidiaries is in good standing and no formal request has been made for its annulment or its dissolution and it is not in bankruptcy or subject to any Insolvency Related Procedure.
(h)    Conflict Minerals. None of the Acquired Companies own, use, lease, procure or license any conflict minerals in the conduct of their respective business as they are currently conducted.
3.2    Capital Structure.
(a)    Capital Stock.
(i)    The authorized capital stock of the Company consists of: (A) 26,000,000 Common Shares; and (B) 13,052,351 Preferred Shares, of which 4,717,862 have been designated as Series Seed Preferred Shares and 8,334,489 have been designated as Series A Preferred Shares.
(ii)    As of the date of this Agreement: (A) there are 9,339,706 Common Shares issued and outstanding (including 3,818,751 Restricted Shares); (B) there are 13,052,351 Preferred Shares issued and outstanding, consisting of: (1) 4,717,862 Series Seed Preferred Shares and (2) 8,334,489 Series A Preferred Shares; and (C) the Company has no other issued or outstanding shares of Capital Stock. All of the outstanding shares of Capital Stock have been duly authorized and validly issued, are fully paid and non-assessable and, other than as set forth in the Securityholders’ Agreements Made Available to Purchaser, are not subject to any preemptive rights. Other than as set forth in the Securityholders’ Agreements or Restricted Share Purchase Agreements, in each case Made Available to Purchaser, no shares of Capital Stock are subject to any right of repurchase, option or forfeiture provision or any restriction on transfer (other than restrictions on transfer imposed by virtue of applicable federal and state securities laws). All Restricted Share Purchase Agreements are set forth on Part 3.2(a)(ii) of the Disclosure Schedule and have been Made Available to Purchaser.
(iii)    No shares of Capital Stock are held as treasury stock or are owned by the Company or any other Acquired Company. There are no declared or accrued dividends remaining unpaid with respect to any shares of Capital Stock. Each Preferred Share is convertible into one Common Share.
(iv)    Part 3.2(a)(iv) of the Disclosure Schedule sets forth an accurate and complete list of the holders of all the issued and outstanding shares of Capital Stock, whether any such outstanding share of Capital Stock is a Restricted Share and the restrictions in effect as to each such Restricted Share, the address of each such holder and the class, series and number of shares of Capital Stock owned of record by each such holder.
(v)    Part 3.2(a)(v) of the Disclosure Schedule sets forth an accurate and complete list of the holders of outstanding shares of Capital Stock and other equity securities of each Acquired Company (other than the Company) and the class, series and number of such shares owned of record by each such holder.
(b)    Stock Options. The Company has reserved 2,578,420 Common Shares for issuance under the Company’s Stock Plan, as to which Options to purchase an aggregate of 1,330,352 Common Shares are outstanding as of the date of this Agreement and Options to purchase an aggregate of 1,248,068 Common Shares remain available for future grants as of the date hereof. Part 3.2(b) of the Disclosure Schedule accurately sets forth, with respect to each Option that is outstanding as of the date of this Agreement: (i) the name of the holder of such Option; (ii) the country of residence of the holder of such Option; (iii) the total number of Common Shares that are subject to such Option and the number of Common Shares with respect to which such Option outstanding; (iv) the date on which such Option was granted and the term of such Option; (v) the vesting schedule for such Option and the status of such Option as fully vested, partially vested or unvested; (vi) the exercise price per Common Share purchasable under such Option; (vii) the Stock Plan under which such Option was granted; (viii) whether such Option is intended to qualify as an “incentive stock option” as defined in Section 422 of the Code; and (ix) whether such Option is subject to Section 409A of the Code. Each grant of an Option was duly authorized no later than the date on which the grant of such Option was by its terms to be effective (the “Grant Date”). The per share exercise price of each Option was equal to or greater than the fair market value of a Common Share on the applicable Grant Date, as determined in accordance with Section 409A of the Code. Each grant of an Option has been authorized by all necessary corporate action, including, as applicable, approval by the board of directors of the Company (or a duly constituted and authorized committee thereof) and any required stockholder approval by the necessary number of votes or written consents. Each award agreement governing the grant of an Option was duly executed and delivered by each party thereto and is in full force and effect. Each grant of an Option was made under a Stock Plan and otherwise in accordance with the terms of the Stock Plan pursuant to which such Option was granted and all applicable Legal Requirements. The Company has Made Available to Purchaser accurate and complete copies of each Stock Plan, each form of agreement used thereunder and each Contract pursuant to which any Option is outstanding. The treatment of Options in accordance with Section 1.2 is permitted under each Stock Plan, all Contracts applicable to such Options and all Legal Requirements.
(c)    Option Treatment. The Company has taken all actions necessary (under any Stock Plan, any applicable Legal Requirement, the stock option award agreements or otherwise) to effectuate the provisions of Section 1.2 and to ensure that, from and after the Closing, each individual who held an Option at any time prior to the Closing shall cease to have any rights with respect thereto, except as specifically set forth in Section 1.2(a).

(d)    Warrants. Part 3.2(d) of the Disclosure Schedule accurately sets forth, with respect to the Outstanding Warrant: (i) the name of the holder of the Outstanding Warrant; (ii) the class, series and total number of shares of Capital Stock that are subject to the Outstanding Warrant and the class, series and number of shares of Capital Stock with respect to which the Outstanding Warrant is immediately exercisable; (iii) the date on which the Outstanding Warrant was issued and the term of the Outstanding Warrant; (iv) the vesting schedule for the Outstanding Warrant; and (v) the exercise price per share of Capital Stock purchasable under the Outstanding Warrant. The Company has Made Available to Purchaser an accurate and complete copy of each Warrant. As of the Closing, no former holder of a Warrant will have any rights with respect to such Warrant other than the right to receive cash in respect thereof (if any) as contemplated by Section 1.3.
(e)    No Other Securities. The Sale Shares represent all of the outstanding Capital Stock of the Company. Except for the Restricted Shares identified on Part 3.2(a)(iv) of the Disclosure Schedule, Options identified on Part 3.2(b) of the Disclosure Schedule, the ungranted Options identified on Part 3.2(k) of the Disclosure Schedule and the Outstanding Warrant, there is no: (i) outstanding subscription, option, restricted stock, restricted stock unit, stock appreciation right, call, convertible note, warrant or right (whether or not currently exercisable) with respect to any share of capital stock or any other security of any Acquired Company; (ii) outstanding security, instrument or obligation that is or may become convertible into or exchangeable for any share of capital stock (or cash or other property based on the value of such share) or any other security of any Acquired Company; (iii) Contract pursuant to which any Acquired Company is or may become obligated to sell, grant, deliver or otherwise issue any share of capital stock or any other security, including any promise or commitment to grant or issue any security of any Acquired Company to an employee of, or other provider of services to, any Acquired Company; or (iv) Contract pursuant to which any Acquired Company is or may become obligated to issue, distribute or otherwise deliver to any holder of any share of Capital Stock any evidence of Indebtedness or asset of any Acquired Company. At the Closing, there will be no outstanding options, restricted stock, restricted stock units, stock appreciation rights, warrants or other rights to purchase or otherwise acquire shares or capital stock or other securities of the Company, or any payment in respect thereof. Except for the Outstanding Warrant and as set forth in Part 3.2(e) of the Disclosure Schedule, there are no physical certificates, including physical stock certificates, representing any shares of Capital Stock, Options, Warrants, Restricted Shares or any of the items set forth in clauses “(i)” through “(iv)” above.
(f)    No Agreements. Other than the Charter Documents, the relevant Securityholders’ Agreements, and/or Contracts relating to the grant or exercise of Options, or the issuance of Common Shares upon the exercise of Options, in each case as Made Available to Purchaser, there is no Contract between any Acquired Company and any holder of securities of any Acquired Company, or between or among any holders of securities of any Acquired Company, relating to the issuance, acquisition (including any acquisition pursuant to any buy-sell agreement or any right of first refusal or preemptive right), disposition, registration under the Securities Act of 1933, as amended, or voting of any securities of any Acquired Company. Part 3.2(f) of the Disclosure Schedule accurately identifies each Company Contract relating to any securities of any Acquired Company that contains any information rights, registration rights, financial statement requirements or other terms that would survive the Closing unless terminated or amended prior to the Closing.

(g)    Compliance with Laws. All Shares, Options, Warrants and other securities that have ever been issued or granted by any Acquired Company have been issued and granted in compliance with: (i) all applicable securities laws and all other applicable Legal Requirements; and (ii) all requirements set forth in all applicable Contracts (including the Securityholders’ Agreements Made Available to Purchaser, any Stock Plan, any Contract relating to any Option and any Contract relating to any Warrant) and in all applicable Charter Documents and Securityholders’ Agreements. No Share or any other security issued by any Acquired Company was issued in violation of any preemptive right or other right to subscribe for or purchase any security of any Acquired Company.
(h)    Repurchased Shares. All shares of capital stock of any Acquired Company ever repurchased, redeemed, converted or cancelled by any Acquired Company were repurchased, redeemed, converted or cancelled in compliance with all applicable securities laws, corporate statutes and other applicable Legal Requirements, and there is no pending exercise of a right by the Company to repurchase, redeem or otherwise reacquire, any shares in its share capital or other securities.
(i)    Subsidiary Shares. All of the shares of capital stock of, and other equity, voting, beneficial or ownership interests in, each Acquired Company (other than the Company) are owned by another Acquired Company free and clear of any Liens. No Acquired Company has the right to vote on or approve any of the Contemplated Transactions. None of the capital stock of, and no other equity, voting, beneficial, financial or ownership interest in, any Acquired Company is subject to any voting trust agreement or any other Contract relating to the voting, dividend rights or disposition of any capital stock of, or any other equity, voting, beneficial, financial or ownership interest in, any Acquired Company.
(j)    Consideration. No Person will be entitled to receive any payment or consideration from Purchaser or any Acquired Company as a result of or in connection with any of the other Contemplated Transactions, other than: (i) each Seller, specifically as set forth in the Closing Consideration Spreadsheet; (ii) the holders of Outstanding Options, specifically as set forth in the Closing Consideration Spreadsheet; (iii) the holders of Outstanding Warrants, specifically as set forth in the Closing Consideration Spreadsheet; (iv) the other recipients of payments specifically set forth in the Closing Consideration Spreadsheet; or (v) payments incurred by or at the written direction of Purchaser and not required pursuant to this Agreement. All of the information that will be set forth in the Closing Consideration Spreadsheet will be accurate and complete (and in the case of dollar amounts, properly calculated) as of the Closing.
(k)    Ungranted Equity. Part 3.2(k) of the Disclosure Schedule identifies: (i) each Company Associate or other Person with an offer letter or other Contract that contemplates a grant of any equity award to purchase Shares or any other security of any Acquired Company, or who has otherwise been promised any equity award or security of any Acquired Company (each, a “Specified Person”), except for Options or other equity awards that have been granted, or other securities that have been issued, prior to the date of this Agreement and are set forth in Part 3.2(b) of the Disclosure Schedule (the “Ungranted Equity Awards”); and (ii) the number, type and terms of any such equity award or other security of the Company promised to such Specified Person.

3.3    Authority and Due Execution.
(a)    Authority. The Company has all requisite corporate power and authority to enter into this Agreement and each other Company Transaction Document and to consummate the Contemplated Transactions. The execution, delivery and performance of this Agreement and the other Company Transaction Documents by the Company, and the consummation of the Contemplated Transactions, have been duly authorized by all necessary corporate action on the part of the Company and its board of directors, and no other corporate proceedings on the part of the Company or any other Acquired Company are necessary to authorize the execution, delivery or performance of this Agreement or any of the other Company Transaction Documents by the Company or to consummate any of the Contemplated Transactions.
(b)    Due Execution. This Agreement has been, and each other Company Transaction Document has been or will be, duly executed and delivered by the Company and, assuming due execution and delivery by the other parties hereto and thereto, constitutes or will constitute the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms.
3.4    Non-Contravention and Consents.
(a)    Non-Contravention. Except as set forth on Part 3.4(a) of the Disclosure Schedule, the execution and delivery of this Agreement and the other Transaction Documents do not, and the consummation of the Contemplated Transactions and the performance of this Agreement and the other Company Transaction Documents will not: (i) conflict with or violate any of the Charter Documents of any Acquired Company or any resolution adopted by the stockholders (or holders of other equity securities), the board of directors (or other similar body) or any committee of the board of directors (or other similar body) of any of the Acquired Companies; (ii) conflict with or violate any applicable Legal Requirement to which any of the Acquired Companies or any of the assets owned or used by any of the Acquired Companies is subject; (iii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or impair the rights of any Acquired Company or alter the rights or obligations of any Person under, or give to any Person any right of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien (other than a Permitted Lien) on any of the assets of any Acquired Company pursuant to, any Company Contract; or (iv) contravene, conflict with or result in a violation of any of the terms or requirements of, or give any Governmental Entity the right to revoke, withdraw, suspend, cancel, terminate or modify, any Permit that is held by any of the Acquired Companies or that otherwise relates to any Acquired Company’s business or to any of the assets owned or used by any Acquired Company, except, in the case of each of clauses “(ii)” through “(iv),” as would not reasonably be expected to result in material Liability to any Acquired Company, or materially impact the Company’s ability to consummate the transactions contemplated hereby and perform its obligations under this Agreement.
(b)    Contractual Consents. Except as set forth on Part 3.4(b) of the Disclosure Schedule, no Consent under any Material Contract is required to be obtained from, and no Acquired Company is or will be required to give any notice under any Material Contract to, any Person in connection with the execution, delivery or performance of this Agreement or any other Transaction Document or the consummation of any of the Contemplated Transactions.
(c)    Governmental Consents. No Consent of any Governmental Entity is required to be obtained, and no filing is required to be made with any Governmental Entity, by any Acquired Company in connection with the execution, delivery or performance of this Agreement or any other Transaction Document, or the consummation of the Share Purchase or any of the Contemplated Transactions, except any actions or filings the absence of which would not, individually or in the aggregate, be reasonably expected to result in material Liability to any Acquired Company or have a material adverse effect on the ability of the Acquired Companies to consummate the Share Purchase and perform their obligations under this Agreement.
3.5    Financial Statements.
(a)    Financial Statements.
(i)    The Company has Made Available to Purchaser the following financial statements: (i) the unaudited consolidated financial statements (consisting of consolidated balance sheets, consolidated statements of income and comprehensive income, consolidated statements of changes in stockholders’ equity and consolidated statements of cash flows) of the Acquired Companies as of and for the fiscal years ended December 31, 2019 and December 31, 2020, including the notes thereto; and (ii) the unaudited consolidated financial statements (consisting of a consolidated balance sheet (the “Interim Balance Sheet”), a consolidated statement of income and comprehensive income, a consolidated statement of changes in stockholders’ equity and a consolidated statement of cash flows) of the Acquired Companies as of and for the seven (7)-month period ended July 31, 2021 (the “Interim Balance Sheet Date”), including any notes thereto (the unaudited consolidated financial statements referred to in this clause “(ii),” including any notes thereto, the “Interim Financial Statements”). The financial statements referred to in the first sentence of this Section 3.5(a) and the notes thereto are referred to collectively as the “Financial Statements.”
(ii)    Except as set forth on Part 3.5(a)(ii) of the Disclosure Schedule, the Financial Statements were prepared in accordance with GAAP consistently applied throughout the periods covered (except that the Financial Statements might not contain footnotes) and fairly present the consolidated financial position, results of operations, changes in stockholders’ equity and cash flows of the Acquired Companies as of the dates, and for the periods, indicated therein. The Pre-Closing Financial Statements will be prepared in accordance with the Accounting Principles (except that the Pre-Closing Financial Statements might not contain footnotes) and will fairly present the consolidated financial position, results of operations and cash flows of the Acquired Companies as of the dates, and for the periods, indicated therein. Except as set forth on Part 3.5(a)(ii) of the Disclosure Schedule, each Acquired Company maintains a standard system of accounting established and administered in accordance with GAAP, including books and records in written or electronic form.
(b)    Internal Controls. Except as set forth on Part 3.5(b) of the Disclosure Schedule, each Acquired Company maintains a system of internal accounting controls sufficient to provide reasonable assurances regarding the reliability of the Acquired Companies’ financial reporting and the preparation of the Financial Statements for external purposes in accordance with GAAP. Since the Formation Date, there is not, and there has not been, any fraud which affects or has affected the Acquired Companies’ internal control over financial reporting. The Company has Made Available to Purchaser, all written descriptions of, and all policies, manuals and other documents promulgating, such internal controls.
(c)    Accounts Receivable. Part 3.5(c)(i) of the Disclosure Schedule provides an accurate and complete breakdown of all accounts receivable of the Acquired Companies incurred since the Interim Balance Sheet. Except as set forth on Part 3.5(c)(ii) of the Disclosure Schedule, all of the accounts receivable of the Acquired Companies arose in the ordinary course of business, are carried on the records of the Acquired Companies at values determined in accordance with the Accounting Principles, are bona fide and collectible in full and are not contingent on any future deliverables. No Person has any Lien (other than Permitted Liens) on any of such accounts receivable, and no request or agreement for deduction or discount has been made with respect to any of such accounts receivable except as fully and adequately reflected in reserves for doubtful accounts set forth in the Interim Balance Sheet.
(d)    Insider Receivables. Part 3.5(d) of the Disclosure Schedule provides an accurate and complete breakdown of all amounts owed (including any Indebtedness) to any Acquired Company by any Company Associate or any Seller (any such amount owed to any Acquired Company, an “Insider Receivable”). There will be no outstanding Insider Receivables as of the Closing.
(e)    Certain Accounting Practices. No Acquired Company has changed its methods of accounting, accounting principles, accounting practices, collection practices or credit policy.
(f)    Company Cash. As of the Closing Date, the Acquired Companies will not have Cash in excess of $12,000,000.
3.6    No Liabilities; Indebtedness.
(a)    No Liabilities. No Acquired Company has any Liability other than: (i) liabilities reflected or reserved for in the Interim Balance Sheet; (ii) current liabilities incurred subsequent to the Interim Balance Sheet Date in the ordinary course of business; (iii) obligations that (A) exist under Company Contracts and (B)  are not required to be identified as liabilities in a balance sheet prepared in accordance with GAAP; (iv) liabilities that constitute Company Transaction Expenses; and (v) other liabilities which are not material, individually or in the aggregate, to the financial position, results of operations or cash flows of any of the Acquired Companies. The liabilities and obligations referred to in clause “(ii)” of the preceding sentence are not material, individually or in the aggregate, to the financial position, results of operations or cash flows of any of the Acquired Companies. None of the Acquired Companies is or has ever been a party to any “off balance sheet arrangement.”
(b)    Indebtedness. Part 3.6(b) of the Disclosure Schedule sets forth an accurate and complete list of all Company Indebtedness as of the date of this Agreement, identifying the name of the creditor or creditors to which such Indebtedness is owed, the type of instrument under which such Indebtedness is evidenced or the agreement under which such Indebtedness was incurred and the aggregate principal amount of such Indebtedness as of the close of business on the date of this Agreement. Except as set forth on Part 3.6(b) of the Disclosure Schedule, as of the date of this Agreement, no Acquired Company is in material default with respect to any Company Indebtedness and no payment with respect to any Company Indebtedness is past due. No Acquired Company has received any written notice of a default, alleged failure to perform or any offset or counterclaim with respect to any Company Indebtedness. The Closing Consideration Spreadsheet will contain an accurate and complete list of all Company Indebtedness outstanding immediately prior to the Closing. No Acquired Company has guaranteed or otherwise become liable for any Indebtedness of any other Person (other than another Acquired Company).
3.7    Litigation. There is no Legal Proceeding pending, or, to the Knowledge of the Company, that has been threatened in writing: (a) that involves any of the Acquired Companies or any of the assets owned or used by any of the Acquired Companies; (b) that involves any Liability (of any director, officer or other employee or service provider or any other Person) that has been retained or assumed, indemnified against or guaranteed (either contractually or by operation of any Legal Requirement) by any Acquired Company; (c) that challenges, or that would reasonably be expected to have the effect of preventing, materially delaying, making illegal or otherwise materially interfering with, any of the Contemplated Transactions; (d) that relates to the ownership or alleged ownership of any Capital Stock or other securities of any of the Acquired Companies, or any Option, Warrant or other right to acquire capital stock or other securities of any of the Acquired Companies; or (e) that relates to any right or alleged right to receive any consideration as a result of or in connection with this Agreement, any other Transaction Document or any of the Contemplated Transactions. To the Knowledge of the Company, there is no Legal Proceeding pending or threatened that will or would reasonably be expected to result in a change in any allowable use of any Leased Real Property or a modification of any Acquired Company’s right to use any Leased Real Property for any of its current uses after the Closing. To the Knowledge of the Company, no event has occurred, and no claim, dispute or other condition or circumstance exists, that will or would reasonably be expected to give rise to or serve as a basis for the commencement of any Legal Proceeding described in this Section 3.7. Part 3.7 of the Disclosure Schedule lists: (i) each Legal Proceeding that any Acquired Company has commenced against any other Person; (ii) any Legal Proceeding that any Acquired Company has threatened in writing against any other Person; and (iii) each Legal Proceeding that has ever been pending against any of the Acquired Companies.
3.8    Taxes.
(a)    Taxes. Except as set forth on Part 3.8(a) of the Disclosure Schedule, all Tax Returns required to be filed by or with respect to the Acquired Companies have been duly and timely filed with the appropriate Taxing Authority, and all items of income, gain, loss, deduction and credit or other items (“Tax Items”) required to be included in each such Tax Return have been so included and all such Tax Items and any other information provided in each such Tax Return are accurate and complete in all material respects. All Taxes (whether or not shown on a Tax Return) owed by any of the Acquired Companies or for which any of the Acquired Companies are liable have been timely paid in full and to the extent any such Taxes are accruing, but not yet due and payable, appropriate reserves have been maintained in accordance with GAAP on the Financial Statements. No penalty, interest or other charge is or will become due with respect to the late filing of any such Tax Return or late payment of any such Tax. All Tax withholding and deposit requirements imposed on or with respect to the Acquired Companies have been satisfied in full. There are no Liens on any of the assets of any of the Acquired Companies that arose in connection with any failure (or alleged failure) to pay any Tax, other than Liens for taxes that are not yet due and payable.
(b)    Tax Returns. The Company has Made Available to Purchaser accurate and complete copies of all income and other material Tax Returns (other than immaterial Tax Returns such as Forms 1099 and W-2) filed by any of the Acquired Companies since incorporation or formation, as applicable, and all correspondence to any of the Acquired Companies from, or from any of the Acquired Companies to, a Taxing Authority relating thereto. No election has been made with respect to Taxes of any Acquired Company in any income or other material Tax Return that has not been Made Available to Purchaser.
(c)    Claims; Proceedings. There is no claim against any Acquired Company for any Taxes, and no assessment, deficiency or adjustment has been asserted, proposed or threatened with respect to any Tax Return of or with respect to any of the Acquired Companies. No Tax audit or administrative or judicial proceeding is being conducted, is pending or has been threatened with respect to any of the Acquired Companies. No claim has ever been made by an authority in a jurisdiction where any Acquired Company does not file Tax Returns that such Acquired Company is or may be subject to taxation in that jurisdiction. No claim has been made by a Taxing Authority where any Acquired Company does not file a particular type of Tax Return that such Acquired Company is required to file such Tax Return or may be subject to Tax with respect to such Tax Return.
(d)    Extensions. There is not in force any extension of time with respect to the due date for the filing of any Tax Return of or with respect to any of the Acquired Companies or any waiver or agreement for any extension of time for the assessment or payment of any Tax of or with respect to any of the Acquired Companies.
(e)    Tax Sharing. No Acquired Company is a party to or bound by any Tax allocation, sharing or indemnity agreement or arrangement. No Acquired Company has any obligation under any Contract to pay the amount of any Tax benefits or Tax refunds realized or received by such Acquired Company (or an amount in reference to any such Tax benefits or Tax refunds) to any other Person.
(f)    Investments, Etc. None of the property of the Acquired Companies is held in an arrangement that could be classified as a partnership for Tax purposes. Except as set forth on Part 3.8(f) of the Disclosure Schedule, no Acquired Company owns or owned (directly or indirectly) any interest in any controlled foreign corporation (as defined in Section 957 of the Code), passive foreign investment company (as defined in Section 1297 of the Code) or other Entity the income of which is or could be required to be included in the income of any Acquired Company. No Acquired Company had any accumulated post-1986 deferred foreign income for purposes of Section 956(a) of the Code as of either November 2, 2017 or December 31, 2017.

(g)    Property. None of the property of the Acquired Companies is subject to a safe harbor lease (pursuant to Section 168(f)(8) of the Internal Revenue Code of 1954, as in effect after the Economic Recovery Tax Act of 1981 and before the Tax Reform Act of 1986) or is “tax exempt use property” (within the meaning of Section 168(h) of the Code) or “tax exempt bond financed property” (within the meaning of Section 168(g)(5) of the Code) or is subject to any provision of any state, local or foreign Legal Requirement comparable to any of the provisions identified above.
(h)    Indebtedness. No outstanding Indebtedness of any Acquired Company constitutes Indebtedness with respect to which any interest deduction may be disallowed under Section 163(i), Section 163(j), Section 163(l) or Section 279 of the Code or under any other provision of any applicable Legal Requirement.
(i)    Income. No Acquired Company will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) change in method of accounting for a Pre-Closing Tax Period, including by reason of the application of Section 481 of the Code (or any analogous provision of any state, local or foreign Legal Requirement); (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of any state, local or foreign Legal Requirement) executed on or prior to the Closing Date; (iii) intercompany transaction or any excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of any state, local or foreign Legal Requirement); (iv) installment sale or open transaction disposition made on or prior to the Closing Date; (v) prepaid amount received or economically realized on or prior to the Closing Date; (vi) adjustment pursuant to Section 263A of the Code (or any comparable provision under any state, local or foreign Tax Legal Requirement); (vii) Section 108(i) or 965(h) of the Code or any comparable provision of any state, local or foreign Tax Legal Requirement; or (viii) a domestic use election pursuant to Treasury Regulation Section 1.1503(d)-6.
(j)    Group Liability. No Acquired Company has any Liability for any Tax of any Person under Treasury Regulation Section 1.1502-6 (or any corresponding provision of any state, local or foreign Legal Requirement), or as a transferee or successor, or by Contract, assumption or otherwise. No Acquired Company is, and no Acquired Company has ever been, a member of an affiliated, consolidated, combined or unitary group filing for federal or state income Tax purposes, other than a group the common parent of which was and is the Company.
(k)    Tax Agreements. No Acquired Company has entered into any “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of any state, local or foreign Legal Requirement) or any other Contract or arrangement with any Taxing Authority that requires any Acquired Company to take any action or to refrain from taking any action with respect to Taxes. No Acquired Company has requested a private letter ruling, a request for technical advice, a request for a change of any method of accounting, or any other similar request that is in progress or pending with any Governmental Entity with respect to any Tax. No Acquired Company is a party to any Contract with any Taxing Authority that would be terminated or adversely affected as a result of the Contemplated Transactions.

(l)    Tax Shelters, Etc. No Acquired Company has participated in any “reportable transaction” within the meaning of Treasury Regulation Section 1.6011-4(b). Each Acquired Company has disclosed on its Tax Returns all positions taken therein that could give rise to a substantial understatement of Tax within the meaning of Section 6662 of the Code (or any similar provision of any state, local or foreign Legal Requirement).
(m)    Escheat. There is no material property or obligation of any Acquired Company, including any uncashed check to any vendor, customer, employee or other service provider, any non-refunded overpayment or any unclaimed subscription balance, that is or may become escheatable to any state or municipality under any applicable escheatment Legal Requirement.
(n)    Tax Residence; Transfer Pricing, Etc. No Acquired Company is subject to Tax in any jurisdiction, other than the country in which it is incorporated or organized, by virtue of having a permanent establishment, fixed place of business or otherwise. All payments by, to or among any of the Acquired Companies have always complied with all applicable transfer pricing requirements imposed by any Taxing Authority, and each of the Acquired Companies has maintained in accordance with applicable Legal Requirements, and the Company has Made Available to Purchaser, accurate and complete copies of all transfer pricing documentation prepared pursuant to Treasury Regulation Section 1.6662-6 (or any similar state, local or foreign statutory, regulatory or administrative Legal Requirement) by or with respect to any of the Acquired Companies.
(o)    Exemptions. No Acquired Company is a party to any Tax exemption, Tax holiday or other Tax reduction agreement or Order of a Taxing Authority.
(p)    Tax Liabilities. The provisions for Taxes set forth on the balance sheets included in the Financial Statements have been made in accordance with GAAP, as of the respective dates thereof. Except in connection with the Contemplated Transactions, no Acquired Company has incurred any Liability for Taxes since the Interim Balance Sheet Date outside the ordinary course of business.
(q)    Distributions. No Acquired Company has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify under Section 355 of the Code or in a distribution that could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with any of the Contemplated Transactions.
(r)    Powers of Attorney. Except as set forth on Part 3.8(r) of the Disclosure Schedule, no power of attorney that is currently in force has been granted with respect to any matter relating to Taxes that could affect any Acquired Company after the Closing.
(s)    Sales Taxes. With respect to all sales Taxes ever collected by any Acquired Company: (i) in states where any Acquired Company is registered for sales Tax purposes, each Acquired Company has properly remitted all sales Taxes collected in such states to the applicable state Taxing Authority; and (ii) in states where no Acquired Company is registered for sales Tax purposes, each Acquired Company has returned all sales Taxes collected from each Person located in such state to such

Person (or, if such Person cannot be located or is no longer in business, has remitted such sales Taxes to the unclaimed property office of such state).
(t)    FIRPTA. No Acquired Company is or has ever been a “United States real property holding corporation” within the meaning of Section 897 of the Code.
(u)    Partnerships, Etc. No Acquired Company is treated as a partnership and no Acquired Company is disregarded as an entity separate from its owner, in each case, for U.S. federal income Tax purposes.
(v)    Boycott. No Acquired Company has participated in, or cooperated with, an international boycott within the meaning of Section 999 of the Code.
(w)    Gain Recognition. No Acquired Company is a party to any gain recognition agreement under Section 367 of the Code.
(x)    Domestic Use Election. No Acquired Company has made a “domestic use election” pursuant to Treasury Regulation Section 1.1503(d)-6 or will have recapture under the dual consolidated loss provisions of U.S. federal, state, local or foreign Legal Requirements after Closing by reason of any such losses incurred prior to Closing.
(y)    CARES Act. Except as set forth in Part 3.8(y) of the Disclosure Schedule, no Acquired Company has claimed any refund or credit of Tax in connection with any relief provisions related to COVID-19 for Tax purposes whether federal, state, local or foreign, including the CARES Act and the regulations promulgated in connection therewith.
(z)    India Tax Matters. The total value of the India Subsidiary is less than forty-nine percent (49%) of the total value of the Company as computed in accordance with the (Indian) Income Tax Act, 1961 and applicable rules thereunder. The Company does not hold any assets in India other than its interests in the India Subsidiary and does not have a permanent establishment in India.
(aa)    Certain Employee Tax Matters. No employee of any Acquired Company who is the holder of an incentive equity award or similar type of arrangement that remains unvested has had a change in tax residence since receiving or becoming entitled to the applicable incentive equity or similar type of arrangement.
    Notwithstanding anything to the contrary in this Agreement, none of the Acquired Companies make any representations or warranties regarding the (i) amount, condition or availability of any of any Acquired Company’s Tax attributes, or (ii) any limitations or restrictions on the ability to utilize any Acquired Company’s Tax attributes, in each case of clause “(i)” or “(ii),” for any Tax period (or portion thereof) beginning after the Closing Date.

3.9    Title to Property and Assets.
(a)    Personal Property. Each Acquired Company has good, valid and marketable title to, or a valid leasehold interest in, all Company Personal Property. The Company Personal Property constitutes all personal property necessary to or used in the conduct of each of the businesses of the Acquired Companies as they are currently conducted and as they are currently planned by the Acquired Companies to be conducted according to the Company Roadmap. None of the Company Personal Property is subject to any Lien, other than Permitted Liens. All Company Personal Property is in good operating condition and repair (ordinary wear and tear excepted) and, as it relates to personal property, is adequate for the conduct of each of the businesses of the Acquired Companies as they are currently conducted and as they are currently planned by the Acquired Companies to be conducted according to the Company Roadmap. Part 3.9(a) of the Disclosure Schedule identifies all assets that are material to any of the businesses of any Acquired Company and that are being leased to any Acquired Company or that are owned by any other Person without a valid and enforceable right of the Acquired Companies to use and possess such Company Personal Property, which right will remain valid and enforceable following the Closing.
(b)    Customer Information. Except as set forth in Part 3.9(b) of the Disclosure Schedule, the Acquired Companies collectively have sole and exclusive ownership, free and clear of any Liens, or, subject to applicable Legal Requirements, have the valid right to use, unrestricted by any Material Contract, all customer lists, customer contact information, customer correspondence and customer licensing and purchasing histories relating to current and former customers of the Acquired Companies for which any Acquired Company has retained records. No Person other than an Acquired Company possesses any license, claim or right with respect to the use of any such customer information.
(c)    Leased Real Property. No Acquired Company owns, or has ever owned, any real property. Part 3.9(c) of the Disclosure Schedule sets forth: (i) all leases, subleases and occupancy agreements, together with all amendments and modifications thereto, pursuant to which any real property is leased by any of the Acquired Companies (each such lease, sublease or occupancy agreement being referred to as a “Real Property Lease” and any such real property leased by any of the Acquired Companies being referred to as “Leased Real Property”); (ii) the address of each Leased Real Property and any security deposit, guaranty or letter of credit provided to the landlord under the related Real Property Lease; (iii) the expiration date of each Real Property Lease; and (iv) any available renewal options and the notice periods required to exercise or forego such renewal options under each Real Property Lease. True and correct copies of each Real Property Lease have been Made Available to Purchaser. Each Real Property Lease is valid, binding and in full force and effect with respect to the applicable Acquired Company and, to the Knowledge of the Company, each other party thereto. There is no material default under any Real Property Lease by any Acquired Company or, to the Knowledge of the Company, by any other party thereto and there is not any condition or event which, with notice or lapse of time or both, would constitute a material default under the provisions of any Real Property Lease by any Acquired Company or, the Knowledge of the Company, any other party to such Real Property Lease. The Company has not received written notice that a party to a Real Property Lease (other than an Acquired Company) intends to terminate such Real Property Lease. With respect to each Real Property Lease, the tenant thereunder enjoys peaceful, exclusive and undisturbed use and possession in all material respects of the demised premises thereunder. No Acquired Company has subleased or otherwise granted to any Person the right to use or occupy any Leased Real Property. To the Knowledge of the Company, no condemnation is pending is threatened with respect to any of the Leased Real Property. To the Knowledge of the Company, the Leased Real Property is served by all necessary utilities and has all necessary access to public roads for the use and operation of the Leased Real Property as currently used and operated in connection with the conduct of the Business. The Leased Real Property is in good condition and repair for the use of the Leased Real Property for the conduct of the Business.
(d)    Compliance with Legal Requirements. All buildings, structures, fixtures and other improvements on the portion of any Leased Real Property that any of the Acquired Companies are responsible for (or, to the Knowledge of the Company, on any other portion of any Leased Real Property), in each case, are in compliance with all applicable Legal Requirements, including all federal, state and local laws, zoning, land use and building ordinances and health and safety ordinances, and none of the Acquired Companies has received any notice or other communication from any Person regarding any actual or possible violation of, or failure to comply with, any such Legal Requirement. There is no Legal Proceeding pending or, to the Knowledge of the Company, threatened by any Person that will or would reasonably be expected to result in a change in any allowable use of any Leased Real Property or that will or would reasonably be expected to modify any right of any Acquired Company to use any Leased Real Property for any of its current uses after the Closing.
3.10    Bank Accounts. Part 3.10 of the Disclosure Schedule provides the following information with respect to each account or safe deposit box maintained by or for the benefit of each Acquired Company at any bank or other financial institution: (a) the name of the bank or other financial institution at which such account or safe deposit box is maintained; (b) as to each such bank account: (i) the account number; (ii) the type of account; (iii) the names of all Persons who are authorized to sign checks or other documents with respect to such account; and (iv) the balance held in such account as of September 11, 2021; and (c) with respect to each such safe deposit box: (i) the number thereof; and (ii) the names of all Persons having access thereto.
3.11    Intellectual Property and Related Matters.
(a)    Scheduled IP.
(i)    Part 3.11(a)(i) of the Disclosure Schedule accurately identifies: (A) each item of Registered IP in which any Acquired Company has (or purports to have) an ownership interest (whether exclusively or jointly with another Person) or an exclusive license or similar exclusive right in any field or territory (“Acquired Company Registered IP”); (B) the jurisdiction in which such item of Acquired Company Registered IP has been registered or filed, the applicable application, registration or serial number and the date and status of such registration or filing; and (C) the record owner and, if different, the legal owner and beneficial owner of each item of Acquired Company Registered IP (and if any other Person has an ownership interest in such item of Acquired Company Registered IP, the nature of such ownership interest).

(ii)    Part 3.11(a)(ii) of the Disclosure Schedule sets forth (A) a list of all material unregistered Intellectual Property Rights in which Acquired Company has (or purports to have) an ownership interest (whether exclusively or jointly with another Person) and (B) the legal and beneficial owner thereof (and if any other Person has an ownership interest in any such Intellectual Property or Intellectual Property Right, the nature of such ownership interest).
(b)    Inbound Licenses. Part 3.11(b) of the Disclosure Schedule accurately identifies: each Contract pursuant to which any Acquired Company has been granted any license or similar interest under, in or to (whether or not currently exercisable and including a right to receive a license) any Intellectual Property Right of a Person, other than Non-Scheduled In-Licenses. For purposes of this Section 3.11(b) and Section 3.11(c), a covenant not to assert, or which otherwise limits or restricts the ability of a Person to assert or enforce, any Intellectual Property Right shall be deemed to be a license.
(c)    Outbound Licenses. Part 3.11(c) of the Disclosure Schedule accurately identifies each Contract pursuant to which any of the Acquired Companies has granted any Person any license or similar right under, in or to, any Acquired Company IP except for Non-Scheduled Out-Licenses.
(d)    Acquired Company IP Contracts.
(i)    Except for the Acquired Company IP Contracts listed in Parts 3.11(b) or 3.11(c) of the Disclosure Schedule, no Acquired Company is bound by, and no Acquired Company Owned IP is subject to, any Contract that in any material respect limits or restricts the ability of any Acquired Company to assert, enforce, use, distribute, sell or otherwise exploit any Acquired Company Owned IP anywhere in the world.
(ii)    No Acquired Company is in default under or in breach of any Acquired Company IP Contract. No event has occurred, and no circumstance or condition exists, that, with notice, the passage of time or both, will or could reasonably be expected to: (i) constitute a default under, or result in a violation or breach by any Acquired Company of, any provision of any Acquired Company IP Contract; or (ii) give any Person the right to declare a default or exercise any remedy under any Acquired Company IP Contract. None of the Acquired Companies has received any written notice of a default, alleged failure to perform or any offset or counterclaim with respect to any Acquired Company IP Contract that has not been fully remedied and withdrawn.
(e)    Standard Form Acquired Company IP Contracts. The Company has Made Available to Purchaser an accurate and complete copy of each standard form of Acquired Company IP Contract used by any Acquired Company at any time, including each standard form of: (i) end-user license agreement, subscription agreement, terms of use or service, support agreement, maintenance agreement, statement of work or other end-customer agreement (each, a “EULA”); (ii) employee agreement containing any assignment or license of Intellectual Property or any Intellectual Property Right or any confidentiality provision; (iii) consulting, development or independent contractor agreement containing any assignment or license of Intellectual Property or any Intellectual Property Right or any confidentiality provision; (iv) confidentiality or nondisclosure agreement; or (v) agreement with any Channel Partner (collectively, the “Standard Form Acquired Company IP Contracts”). Except as set forth in Part 3.11(e) of the Disclosure Schedule, no Acquired Company has distributed or otherwise made available to any third party any Software that constitutes a Company Product except pursuant to a valid and enforceable Standard Form Acquired Company IP Contract substantially in the form Made Available to Purchaser pursuant to this Section 3.11(e). Part 3.11(e) of the Disclosure Schedule accurately identifies each Acquired Company IP Contract that both (A) is based on a Standard Form Acquired Company IP Contract Made Available to Purchaser pursuant to this Section 3.11(e) and (B) contains terms relating to Acquired Company Owned IP Trade Secrets or Confidential Information that deviate in any material and adverse manner from the corresponding Standard Form Acquired Company IP Contract.
(f)    Ownership. The Acquired Companies collectively are the sole and exclusive legal and beneficial owner of all right, title and interest to and in the Acquired Company Owned IP, free and clear of any Liens (other than Permitted Liens). Without limiting the generality of the foregoing:
(i)    all documents and instruments necessary to establish, perfect and maintain the rights of any Acquired Company in any Acquired Company Owned IP have been validly executed, delivered and filed in a timely manner with the appropriate Governmental Entity (or validly registered with the appropriate registrar in the case of Domain Names and the like);
(ii)    No Person who is or was involved in the creation or development of any Company Product or Acquired Company Owned IP or any derivative work of, or modification to, any Company Product (“IP Contributor”) has, or has in the past had, any obligation to (i) assign to any Person other than the Acquired Companies any rights in, to, or under any such Company Products or Acquired Company Owned IP or any such derivative work of or modification to any Company Product or (ii) to disclose to any other Person any Trade Secret or Confidential Information of the Company (or any third-party Trade Secrets or confidential information to which such IP Contributor was provided access by or on behalf of any Acquired Company), including any Trade Secrets or confidential information relating to any Company Products or Acquired Company Owned IP. Except as set forth in Part 3.11(f)(ii) of the Disclosure Schedule, each IP Contributor has signed a valid and enforceable agreement containing (X) an irrevocable assignment of all Intellectual Property Rights pertaining to any Acquired Company Owned IP, any Company Product and any derivative work thereof or modification thereto, or that were otherwise created or developed by such Person in the course of that Person’s activities with or for or otherwise for the benefit of any Acquired Company, (Y) confidentiality provisions protecting the Trade Secrets and other non-public elements of Company Products and Intellectual Property Rights therein and (Z) to the extent not assignable by law, a waiver of such Person’s moral rights in and to such Intellectual Property Rights. Except as set forth on Part 3.11(e) of the Disclosure Schedule, each such agreement was made on an applicable Standard Form Acquired Company IP Contract that has been Made Available to Purchaser pursuant to Section 3.11(e) above. No IP Contributor is in violation of any term of any such agreement. No Intellectual Property Rights of any IP Contributor are used in or required for the conduct of the business of the Company as now conducted and as it is currently planned by the Acquired Companies to be conducted as described in the Company Roadmap;
(iii)    (A) no funding, facilities or resources of any Governmental Entity or any university, college or other educational institution or government research center were used in the development of any Acquired Company Owned IP; and (B) no Governmental Entity, university, college or other educational institution or research center has any ownership in or rights to any Acquired Company Owned IP (except for licenses granted under an Acquired Company’s standard form EULA Made Available to Purchaser);
(iv)    no current or former stockholder, officer, director or employee of any Acquired Company has any claim, right (whether or not currently exercisable) or interest in or to any Acquired Company IP;
(v)    no officer or employee of any Acquired Company is: (A) bound by or otherwise subject to any Contract restricting that officer or employee from performing the officer’s or employee’s duties for any Acquired Company; (B) in breach of any Contract with any former employer or other Person concerning Intellectual Property Rights or confidentiality due to the officer’s or employee’s activities as an officer or employee of an Acquired Company;
(vi)    no officer or employee of any Acquired Company is subject to any Contract with any Person other than an Acquired Company which requires such officer or employee to (A) assign any interest in Acquired Company Owned IP to any Person other than an Acquired Company or (B) disclose any confidential information or Trade Secrets of the Company (or any third-party confidential information or Trade Secrets to which such officer or employee was provided access by or on behalf of any Acquired Company) to any person (including any proprietary data, customer lists or other business or technical information), except, in case of clause “(B),” where authorized by any Acquired Company;
(vii)    each Acquired Company has taken commercially reasonable steps to maintain the confidentiality of and otherwise protect and enforce its rights in all Trade Secrets and any confidential information material to the business of the Acquired Companies, the Acquired Company IP or the business of any of the Acquired Companies and no such Trade Secret or confidential information has been disclosed to any Person except pursuant to a valid and binding confidentiality agreement;
(viii)    no Acquired Company has assigned or otherwise transferred ownership of, or agreed to assign or otherwise transfer ownership of, any material Intellectual Property Right or, within the one (1) year period immediately preceding the Closing Date, any material Intellectual Property, to any other Person;
(ix)    the Acquired Companies own or otherwise have, and after the Closing the Company and its Subsidiaries will have, all Intellectual Property and Intellectual Property Rights needed to conduct the business of each of the Acquired Companies as currently conducted by each of the Acquired Companies and as it is currently planned by the Acquired Companies to be conducted as described in the Company Roadmap; and
(x)    except as set forth in Part 3.11(f)(x) of the Disclosure Schedule, no Acquired Company is, or ever was, a member or promoter of, or a contributor to, any industry standards body or similar organization that could require or obligate any Acquired Company to grant or offer to any other Person any license or right to any Acquired Company Owned IP.
(g)    Valid and Enforceable. All Acquired Company Registered IP is valid, subsisting and enforceable or, in the case of applications, applied for; provided that the foregoing representation is made to the Knowledge of the Company with respect to Patents. Without limiting the generality of the foregoing:
(i)    each Acquired Company has taken reasonable steps to protect the Acquired Company Owned IP against third party infringement, violation, misappropriation or dilution, as applicable;
(ii)    each item of Acquired Company Registered IP is in compliance with all Legal Requirements, and all filings, payments and other actions required to be made or taken to maintain such item of Acquired Company Registered IP in full force and effect (or in the case of applications, to avoid abandonment of the application) have been made and taken by the applicable deadline;
(iii)    Part 3.11(g)(iii) of the Disclosure Schedule accurately identifies and describes each action, filing and payment that must be taken or made on or before the date that is one hundred twenty (120) days after the Closing Date in order to maintain in full force and effect (or in the case of applications, to avoid abandonment of the application) each item of Acquired Company Registered IP;
(iv)    no interference, opposition, cancellation, reissue, reexamination, review or other Legal Proceeding is or has been pending or, to the Knowledge of the Company, threatened, in which the ownership, scope, validity or enforceability of any Acquired Company IP is being, has been or would reasonably be expected to be contested or challenged, and there are no specific facts that would form a reasonable basis for any such claim or Legal Proceeding; and
(v)    Except as set forth on Part 3.11(g)(v) of the Disclosure Schedule, no act has been done or omitted to be done by any Acquired Company, which has caused or permitted, or which will with the passage of time cause or permit, any Acquired Company Owned IP to enter into the public domain, or to be abandoned, or lapsed.
(h)    No Third-Party Infringement of Acquired Company IP. To the Knowledge of the Company, no Person has infringed, misappropriated, made unlawful use of or violated, and no Person is currently infringing, misappropriating, making unlawful use of or violating, any Acquired Company IP. Part 3.11(h) of the Disclosure Schedule accurately identifies (and the Company has Made Available to Purchaser a complete and accurate copy of) each letter or other written or electronic communication or correspondence that has been sent by or to any Acquired Company or any representative of any Acquired Company regarding any actual, alleged or suspected infringement, misappropriation, misuse or other violation of any Acquired Company IP, and provides a brief description of the current status of the matter referred to in such letter, communication or correspondence.

(i)    Effects of This Transaction. Neither the execution, delivery or performance of this Agreement or any other Company Transaction Document nor the consummation of any of the Contemplated Transactions will, with or without notice or lapse of time, result in, or give any other Person the right or option to cause or declare: (i) a loss of, alteration to, impairment in or Lien on, any Acquired Company Owned IP; (ii) a breach of or default under any Acquired Company IP Contract; (iii) the release, disclosure or delivery of any Acquired Company Owned IP or Company Product by or to any escrow agent or other Person; (iv) the grant, assignment or transfer to any other Person of any license or other right or interest under, to or in any Acquired Company Owned IP; or (v) by the terms of any Company Contract, a reduction of any royalties, revenue sharing or other payments any of the Acquired Companies would otherwise be entitled to with respect to any Acquired Company IP.
(j)    No Infringement of Third-Party IP Rights. No Acquired Company has ever infringed, misappropriated or otherwise violated (directly, contributorily, by inducement or otherwise) any Intellectual Property Right of any other Person. To the Knowledge of the Company, no Trademark or Domain Name included in the Acquired Company Owned IP conflicts or interferes with any Trademark or Domain Name owned, used or for which registration has been applied for, by any other Person. Without limiting the generality of the foregoing:
(i)    neither the operation of the business of the Acquired Companies (including the development, marketing, sale, distribution, and use of the Company Products and Acquired Company Software), nor the use of the Acquired Company Owned IP or, to the Knowledge of the Company, any other Acquired Company IP, has ever infringed, violated, misappropriated or made unlawful use of any Intellectual Property Right of any other Person;
(ii)    no infringement, misappropriation or similar claim or Legal Proceeding is pending or, to the Knowledge of the Company, threatened against any Acquired Company or against any other Person who is or may be entitled to be indemnified, defended, held harmless or reimbursed by any Acquired Company with respect to such claim or Legal Proceeding, and, to the Knowledge of the Company, there are no facts or circumstances likely to give rise to any of the foregoing;
(iii)    no Acquired Company has ever received any notice (in writing or, to the Knowledge of the Company, orally): (A) relating to any actual, alleged or suspected infringement, misappropriation, violation or unlawful use of any Intellectual Property Right of another Person, including any communication suggesting or offering that any Acquired Company obtain a license to any Intellectual Property or Intellectual Property Right of another Person and implying or suggesting that any Acquired Company has been or is infringing, misappropriating, violating or making unlawful use of any such Intellectual Property or Intellectual Property Right; (B) challenging the right of any Acquired Company to use any Intellectual Property or Intellectual Property Right that is owned by any other Person; or (C) challenging the ownership rights of any Acquired Company in any Intellectual Property or Intellectual Property Rights or asserting any opposition, invalidity, termination, abandonment or unenforceability of any Acquired Company Owned IP; and
(iv)    except as set forth in Part 3.11(j)(iv) of the Disclosure Schedule, no Acquired Company is bound by any Contract to indemnify, defend, hold harmless or reimburse any other

Person with respect to, or has otherwise assumed or agreed to discharge or otherwise take responsibility for any existing or potential Intellectual Property or Intellectual Property Right infringement, misappropriation, violation, unlawful use or similar claim other than indemnification provisions in the Acquired Companies’ standard forms of Acquired Company IP Contracts Made Available to Purchaser under Section 3.11(e) or in any Non-Scheduled In-Licenses or Non-Scheduled Out-Licenses.
(k)    No Harmful Code. None of the Software (including web sites, smartphone or tablet applications, HTML code and firmware and other software embedded in hardware devices) owned, developed (or currently being developed), marketed, distributed, licensed, sold or otherwise made available at any time by any Acquired Company (collectively, “Acquired Company Software”) contains any “back door,” “drop dead device,” “time bomb,” “Trojan horse,” “virus” or “worm” (as such terms are commonly understood in the software industry) or any other code designed or intended to have, or capable of performing, any of the following functions: (i) disrupting, disabling, harming or otherwise impeding in any manner the operation of, or providing unauthorized access to, a computer system or network or other device on which such code is stored or installed; (ii) damaging or destroying any data or file without the user’s consent; or (iii) transmitting data without all applicable consents or authorizations, in the case of each of clauses “(i),” “(ii)” and “(iii),” either automatically, with the passage of time or upon command by any Person other than the proper user.
(l)    Bugs. None of the Acquired Company Software: (i) contains any bug, defect, virus, malware or error that materially and adversely affects the use, functionality or performance of such Acquired Company Software or any product or system containing or used in conjunction with such Acquired Company Software; or (ii) fails to comply with any applicable warranty or other contractual commitment relating to the use, functionality or performance of such Acquired Company Software or any product or system containing or used in conjunction with such Acquired Company Software. The Company has Made Available to Purchaser a complete and accurate list of all known bugs, defects and errors in each version of the Acquired Company Software that is currently in use or that has been in use within the five (5) year period immediately preceding the date hereof.
(m)    Source Code. There is no documentation for the source code of the Acquired Company Software. Except as set forth on Part 3.11(m) of the Disclosure Schedule, no source code for any Acquired Company Software has been delivered, licensed or made available to any escrow agent or other Person who was not at the time of such disclosure an employee of an Acquired Company subject to a binding, written agreement imposing on such employee reasonable and adequate confidentiality obligations in favor of the applicable Acquired Company with respect to such source code. No Acquired Company has any duty or obligation (whether present, contingent or otherwise) to deliver, license or make available the source code for any Acquired Company Software to any escrow agent or other Person. No event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time) will, or would reasonably be expected to, result in the delivery, license or disclosure of the source code for any Acquired Company Software to any Person not set forth on Part 3.11(m) of the Disclosure Schedule, other than an employee of an Acquired Company in connection with such Acquired Company employee’s employment relationship with the applicable Acquired Company subject to a binding, written agreement imposing on such employee reasonable and adequate confidentiality obligations in favor of the applicable Acquired Company with respect to such source code.
(n)    Use of Open Source Code.
(i)    Part 3.11(n)(i) of the Disclosure Schedule accurately identifies and describes: (A) each item of Open Source Code that is contained in, distributed or made available with or used in the development of any Acquired Company Software or from which any part of any Acquired Company Software is derived; (B) the version or versions of each such items of Open Source Code; (C) the applicable license terms for each such item of Open Source Code (including any attribution or other obligations associated with any Acquired Company’s use or distribution thereof); (D) the source or location from which the Open Source Code was acquired or downloaded; and (E) the Acquired Company Software to which each such item of Open Source Code relates.
(ii)    The Acquired Companies’ use, marketing, distribution, licensing, making available and sale of Acquired Company Software does not violate any license terms applicable to any item of Open Source Code, and each of the Acquired Companies has all rights in each item of Open Source Code disclosed, or required to be disclosed, in Part 3.11(n)(i) of the Disclosure Schedule as needed for the Acquired Companies to conduct their business as currently conducted and as they are currently planned by the Acquired Companies to be conducted according to the Company Roadmap, without violation of any license terms pertaining to such Open Source Code.
(iii)    Except as expressly set forth in Part 3.11(n)(iii) of the Disclosure Schedule, no Acquired Company Software contains, is distributed or made available with, is being or was developed using, or is derived from Open Source Code that is licensed under any terms that, based on the manner of use by the Company of that Open Source Code: (A) impose a requirement or condition that any Acquired Company grant a license under or refrain from asserting or enforcing any of its Patent rights, or that any Acquired Company Software or part thereof be: (1) disclosed, distributed or made available in source code form; (2) licensed for making modifications or derivative works; or (3) redistributable at no or nominal charge; or (B) impose any other material limitation, restriction, or condition on the right or ability of any Acquired Company to use, distribute or make available any Acquired Company Software.
(o)    Privacy.
(i)    Each Acquired Company’s Processing of Personal Data complies, and has complied at all times since the Formation Date, in all material respects with: (A) all of the applicable Acquired Company Privacy Policies; (B) all applicable Information Privacy and Security Laws; (C) the terms of all Company Contracts; and (D) any Consent or authorization received from any Governmental Entity or the subjects of such Personal Data pertaining to each Acquired Company’s Processing of such Personal Data.
(ii)    Each Acquired Company has adopted, in accordance in all material respects with Information Privacy and Security Laws, and is and has been in compliance in all material respects with, reasonable policies and procedures that apply to each Acquired Company with respect to the Processing of Acquired Company Data. Acquired Company personnel who have access to Acquired Company Data have received reasonable training with respect to privacy and data security.
(iii)    No Acquired Company has been, to the Knowledge of the Company, subject to, or received any notice of or audit request relating to, any Legal Proceeding relating to any actual or alleged non-compliance with any Information Privacy and Security Law. No Person has, to the Knowledge of the Company, alleged that any Acquired Company has failed to comply with any Information Privacy and Security Law.
(iv)    None of the execution, delivery or performance of this Agreement or any of the other Transaction Documents, nor the consummation of any of the Contemplated Transactions will result in any violation in any material respect of Information Privacy and Security Law, the privacy or data security requirements of any Company Contract, or any Acquired Company Privacy Policy (as it currently exists or, to the extent applicable, as it existed at any time during which any Acquired Company Data was collected or obtained by any Acquired Company).
(p)    Systems and Data; Security.
(i)    All acquired Company Systems have been configured and properly maintained by technically competent personnel in accordance with standards set by the manufacturers (or otherwise in accordance with standards prudent in the industry) to ensure proper operation, monitoring and use. The Acquired Company Systems are in good working condition and are sufficient in all material respects as is necessary for the businesses of the Acquired Companies as currently conducted and provide appropriate up to date technical and organizational measures. No Acquired Company has experienced any material disruption to, or material interruption in, the conduct of its business attributable to a defect, error, or other failure or deficiency of any Acquired Company System. Each Acquired Company has taken reasonable measures to: (A) secure the confidential information (including all Personal Data) of the Acquired Companies and the confidential information (including all Personal Data) of each customer, Channel Partner and other Person in the Acquired Companies’ possession or control; and (B) provide for the back-up and recovery of the data and information stored or processed using Acquired Company Systems. None of the Acquired Companies is in breach of any Contract relating to any Acquired Company Systems, and none of the Acquired Companies is aware of any event that, with the passage of time or giving of notice, or both, would constitute a breach of any Contract relating to any Acquired Company Systems.
(ii)    Each Acquired Company has established, and is and has at all times since the Formation Date been in compliance in all material respects with, a written information security program that: (A) implements and monitors reasonable administrative, technical and physical safeguards to protect the security, confidentiality, and integrity of all Acquired Company Systems and all Acquired Company Data in the Acquired Companies’ possession or control; (B) prevents unauthorized access to, or use or disclosure of, the Acquired Company Systems and Acquired Company Data; (C) complies in all material respects with all applicable Information Privacy and Security Laws; (D) includes reasonable policies and procedures that apply to each Acquired Company with respect to privacy, data protection or Processing of Acquired Company Data gathered or accessed by any Acquired Company in the operation of the Acquired Companies’ businesses; (E) identifies threats to the confidentiality or security of Acquired Company Data and intrusions into Acquired Company Systems; and (F) to the extent applicable, complies with PCI DSS. No Acquired Company nor, to the Knowledge of the Company, any third party authorized to Process Acquired Company Data on its behalf, has suffered or incurred (i) a data breach (notifiable or not) of Acquired Company Data, or (ii) security breach or incident that has resulted in any unauthorized access to or use of any Acquired Company System or Acquired Company Data. No Acquired Company is or has been required under any Company Contract or any Information Privacy and Security Law to notify any Person or any Governmental Entity of the unauthorized access to, or unauthorized loss, use or disclosure of, any Personal Data or other data or information of such Person or Governmental Entity. Each Acquired Company has performed security risk assessments and is taking or has taken reasonable steps to remediate material vulnerabilities identified in those security risk assessments, each in accordance, in all material respects, with industry standards and Company Contracts.
(iii)    Each Acquired Company has taken all reasonable measures to secure all Company Products prior to selling, distributing, deploying or making it available, and has made patches and updates to those Company Products in accordance with industry standards in the industry of the Acquired Companies’ business. Without limitation to the foregoing, each Acquired Company has performed penetration tests and vulnerability scans of all Company Products and those tests and scans were conducted in accordance with such industry standards. No Company Product contains a vulnerability that is assigned a CVSS score of 7.0 or higher in the National Institute of Standards and Technology’s National Vulnerability Database.
3.12    Government Contracting. Except as set forth on Part 3.12 of the Disclosure Schedule, no Acquired Company is, or has ever been, a party to or otherwise bound by a Contract that would constitute a Government Contract.
3.13    Compliance with Laws; Permits.
(a)    Compliance. Except as set forth in Part 3.13(a) of the Disclosure Schedule, since the Formation Date, no Acquired Company has ever violated or failed to comply with any applicable Legal Requirement in any material respect. As of the date of this Agreement, no investigation, allegation, inquiry or review by any Governmental Entity is pending or, to the Knowledge of the Company, has been threatened against or with respect to any Acquired Company. Since the Formation Date, none of the Acquired Companies has received any written notice or other written communication from any Governmental Entity regarding any actual or possible violation of, or failure to comply with, any applicable Legal Requirement.
(b)    Orders. There is no Order binding upon any Acquired Company or to which any assets owned or, to the Knowledge of the Company, used by any Acquired Company is subject. To the Knowledge of the Company, no Company Associate is subject to any Order that prohibits such Company Associate from engaging in or continuing any conduct, activity or practice relating to any Acquired Company’s business.

(c)    Permits. Each Acquired Company holds, to the extent required by applicable Legal Requirements, all material Permits from, and has made all declarations and filings with, all Governmental Entities necessary for the operation of its business as currently conducted and as they are currently planned by the Acquired Companies to be conducted according to the Company Roadmap. No suspension or cancellation of any such Permit is pending or, to the Knowledge of the Company, is threatened. Each such Permit is valid and in full force and effect, and each Acquired Company is and has been since the Formation Date, in compliance in all material respects with the terms, conditions and requirements of each such Permit. Part 3.13(c) of the Disclosure Schedule provides an accurate and complete list of all Permits held by each Acquired Company. The Company has Made Available to Purchaser accurate and complete copies of all Permits. No Acquired Company has received any written notice or other written communication from any Governmental Entity regarding: (i) any actual or possible violation of or failure to comply with any term, condition or requirement of any Permit; or (ii) any pending revocation, withdrawal, suspension, cancellation, termination or modification of any Permit.
(d)    Export and Import Laws and Sanctions. No Acquired Company has violated any U.S. Export and Import Law, or made a voluntary or directed disclosure with respect to any potential violation of any U.S. Export and Import Law. Each Acquired Company: (i) is and has at all times been in compliance with all applicable U.S. Export and Import Laws and Foreign Export and Import Laws; and (ii) has prepared and timely applied for all import and export licenses required under any U.S. Export and Import Law or Foreign Export and Import Law for the conduct of its business. No Acquired Company and no director, officer, employee or agent of any Acquired Company: (A) is or has ever been a Person with whom transactions are prohibited or limited under any Legal Requirement relating to trade embargoes or sanctions, including those administered by the Office of Foreign Assets Control, the United Nations Security Council, the European Union, Her Majesty’s Treasury or any other sanctions authority; or (B) has ever violated or made a voluntary or directed disclosure regarding any such Legal Requirement. No product, service or financing provided by any Acquired Company has been, directly or indirectly, provided to, sold to or performed for or on behalf of national of, or Persons located in, the Crimea Region of Ukraine, Cuba, Iran, North Korea, Sudan, Syria or any other country, region or Person against which the United States maintains economic sanctions (“Sanctioned Countries”). No Acquired Company (i) has engaged in any export, reexport, transfer, service, transaction or other activities directly or indirectly with or involving Sanctioned Countries or any Person with whom transactions are prohibited or limited under any Legal Requirement relating to trade embargoes or sanctions, including those administered by the Office of Foreign Assets Control, the United Nations Security Council, the European Union, Her Majesty’s Treasury or any other sanctions authority; and (ii) is or is required to be registered under the U.S. International Traffic in Arms Regulations.
(e)    Export, Import and Sanctions Proceedings. No sanctions-related, export-related or import-related Legal Proceeding, investigation or inquiry is or has ever been pending or, to the Knowledge of the Company, threatened against any Acquired Company or any officer or director of any Acquired Company (in such Person’s capacity as an officer or director of any Acquired Company) by or before (or, in the case of a threatened matter, that would come before) any Governmental Entity.

(f)    No Subsidies. None of the Acquired Companies possesses, or has ever possessed, or has, or has ever had, any right or interest with respect to, any grant, incentive or subsidy from any Governmental Entity.
(g)    Anti-Corruption and Anti-Bribery. None of the Acquired Companies or any of their respective Affiliates, officers, directors, employees, agents, or to the Knowledge of the Company, Representatives or consultants has, and, to the Knowledge of the Company, no other Person associated with or acting for or on behalf of any of the Acquired Companies in connection with the conduct of any business of any Acquired Company has (with respect to the operation of the Acquired Companies and the matters contemplated by this Agreement):
(i)    directly or indirectly violated any provision of the Foreign Corrupt Practices Act of 1977, 15 U.S.C. §§ 78dd-1, et seq., the UK Bribery Act of 2010 or any other applicable anti-corruption or anti-bribery law or similar Legal Requirement (each, an “Anti-Corruption Law”);
(ii)    directly or indirectly made, offered, promised, given, authorized, solicited, or accepted anything of value, including any unlawful payment, loan, reward, bribe, payoff, influence payment, kickback, rebate, contribution, gift, entertainment, advantage or benefit of any kind, to or for the benefit of any Person, including a Foreign Official, for the purpose of: (A) influencing any act or decision of such Person; (B) inducing such Person to do or omit to do any act in violation of a lawful duty; (C) obtaining or retaining business for or with any Person; (D) expediting or securing the performance of official acts of a routine nature; or (E) otherwise securing any improper advantage;
(iii)    established or maintained any unlawful fund of corporate monies or other properties;
(iv)    created or caused the creation of any false or inaccurate books and records of any Acquired Company related to any of the foregoing; or
(v)    been the subject of any actual or threatened investigation, allegation, inquiry or enforcement proceeding by any Governmental Entity regarding any offense or alleged offense under any Anti-Corruption Law, and no event has occurred and no condition or circumstance exists that will or would reasonably be expected to give rise to any such investigation, allegation, inquiry or proceeding.
No Acquired Company and no director, officer, employee or agent of any Acquired Company is (A) directly or indirectly owned or controlled, in whole or in part, by any Governmental Entity or Government Official or (B) a Government Official who, in such capacity, is in a position to make or influence any action or decision related to the Acquired Companies or this Agreement.
3.14    Brokers’ and Finders’ Fees. No Acquired Company has incurred, or will incur, directly or indirectly, any Liability for any brokerage or finder’s fee, agent’s commission or any similar charge in connection with this Agreement, any other Company Transaction Document or any of the Contemplated Transactions.

3.15    Employee Matters; Benefit Plans.
(a)    Employee List. The Company has Made Available to Purchaser information regarding all current Company Associates as of the date of this Agreement, and correctly states: (i) their dates of commencement of engagement or employment; (ii) their job titles and positions; (iii) their fees, rates of pay or annual salaries; (iv) their accrued vacation balance, annual bonus, and/or commission target; (v) their classification as exempt or non-exempt under the Fair Labor Standards Act and other applicable Legal Requirements; (vi) their status as full-time, part-time, or temporary;(vii) the location of their principal place of employment or service; (viii) the country in which the services are exclusively or primarily performed; and (ix) their employer or applicable service recipient. There are no written or unwritten policies or customs that, by extension, could result in any Company Associate being entitled to benefits in addition to those to which they are entitled pursuant to applicable Legal Requirements or collective agreements (including unwritten customs concerning the payment of statutory severance pay when it is not legally required), other than those included in any Employee Benefit Plans or the Company Associate Agreements. No employee is engaged in any employment, occupation or business enterprise that would interfere with his or her performance of his or her job duties, responsibilities or fiduciary duties to, or create an apparent or perceived conflict of interest with, the Company.
(b)    Immigration Matters. Part 3.15(b) of the Disclosure Schedule, sets forth a true, correct and complete list of (i) all Company Associates working in the United States who are not citizens or permanent residents of the United States, and indicates their immigration status, the sponsoring entity, and the date the work authorization is scheduled to expire and (ii) all Liabilities associated with the sponsorship by the Company with respect to such Company Associates. All other Company Associates employed by the Company are citizens or permanent residents. No Acquired Company has any employees for whom it currently has petitions or any types of applications for immigration benefits pending with any Governmental Entity and none of the Acquired Companies has made any representations to any Person concerning any sponsorship for temporary or permanent immigration status. Each Company Associate working in a country other than the one of which such Company Associate is a national, has a valid work permit or visa enabling him or her to work lawfully in the country in which such Company Associate is employed.
(c)    Leave of Absence. There is no current Company Associate who is not fully available to perform work because of long-term sickness, disability or other leave.
(d)    Employment Termination. The employment or engagement of each of the current Company Associates whose services are exclusively or primarily performed outside of the United States is terminable by the applicable Acquired Company, subject only to the terms of the respective Company Associate Agreements, collective agreements and applicable Legal Requirements. The employment or engagement of each of the Company’s current employees whose services are exclusively or primarily performed in the United States is terminable by the applicable Acquired Company at will and without penalty or Liability, whether in respect of severance payments, benefits or otherwise, subject only to the terms of the respective Company Associate Agreements. The Company has Made Available to

Purchaser accurate and complete copies of all employee manuals and handbooks, disclosure materials, policy statements and other materials relating to the employment of the Company’s current employees.
(e)    Employee Plans and Agreements. Part 3.15(e) of the Disclosure Schedule contains an accurate and complete list of each Company Associate Agreement and each Employee Benefit Plan, but excluding (i) offer letters or employment agreements which do not provide for severance obligations (other than any severance required by applicable Legal Requirements) or for payment obligations (such as sign-on bonuses, but excluding payment obligations with respect to target annual cash compensation) that have not been fulfilled and (ii) individual equity award agreements that do not provide for any vesting acceleration. Neither the Company nor any Subsidiary of the Company intends to and none has committed to establish or enter into any new Employee Benefit Plan or Company Associate Agreement, or to modify any Employee Benefit Plan or Company Associate Agreement (except to conform any such Employee Benefit Plan or Company Associate Agreement to the requirements of any applicable Legal Requirements, in each case as previously disclosed to Purchaser in writing or as required by this Agreement).
(f)    Compliance. The Company and each Subsidiary of the Company: (i) is and has at all times been in material compliance with all applicable Legal Requirements, collective bargaining agreements, Contracts and orders, rulings, decrees, judgments or arbitration awards of any arbitrator or any court or other Governmental Entity respecting employment, employment practices, terms and conditions of employment, wages, hours or other labor-related matters, including Legal Requirements, Contracts, orders, rulings, decrees, judgments and awards relating to discrimination, wages and hours, overtime, labor relations, collective bargaining, leave of absence requirements, worker classification, occupational health and safety, retirement benefit provision, harassment, retaliation, immigration, wrongful discharge or violation of the personal rights of Company Associates or prospective Company Associates; (ii) has in all material respects withheld and reported all amounts required by any Legal Requirement, collective agreement or Contract to be withheld and reported with respect to wages, salaries and other payments to any Company Associate (including deduction from salaries for income Tax and national insurance payments and/or transfers to managers insurance, pension or provident fund, life insurance, incapacity insurance, education fund or other similar funds); (iii) has no Liability for any arrears of wages or any Taxes or any penalty for failure to comply with any of the foregoing; and (iv) has no Liability for any payment to any trust or other fund governed by or maintained by or on behalf of any Governmental Entity with respect to unemployment compensation benefits, social security or other benefits or obligations for any Company Associate. All amounts due and payable in respect of any Employee Benefit Plan have been paid in all material respects. Each Employee Benefit Plan (if any) and Company Associate Agreement has been established, operated, funded, registered and maintained in compliance in all material respects with its terms and with all applicable Legal Requirements. All contributions and premiums required by applicable Legal Requirements or by the terms of any Employee Benefit Plan, Company Associate Agreement or any agreement relating thereto have in all material respects been timely made (without regard to any waivers granted with respect thereto) to any funds or trusts established thereunder or in connection therewith. Neither the Company nor any Subsidiary of the Company nor any other Entity which, together with the Company or any Subsidiary of the Company, would be treated as a single employer under Section 4001(a)(14) or (b)(1) of ERISA or Section 414(b),

(c), (m), or (o) of the Code (an “ERISA Affiliate”) contributes to or has a Liability in respect of, or since inception has sponsored, maintained, contributed to, been required to contribute to or had any Liability in respect of any plan subject to Section 412 of the Code, Section 302 of ERISA or Title IV of ERISA. No event has occurred or is occurring that would, directly or by reason of any Company or any Subsidiary of Company’s affiliation with any of its or their ERISA Affiliates, subject any Company or any Subsidiary of the Company to any material Tax, fine, Lien, penalty or other Liability imposed by applicable Legal Requirements.
(g)    Delivery of Documents. As applicable with respect to any existing Employee Benefit Plan and any proposed Employee Benefit Plan, the Company has Made Available to Purchaser: (i) correct and complete copies of all documents setting forth the terms of such Employee Benefit Plan, including all amendments thereto and all related trust documents; (ii) the most recent summary plan description, together with the summaries of material modifications thereto, if any, with respect to each Employee Benefit Plan; (iii) all material written Contracts relating to such Employee Benefit Plan, including administrative service agreements and group insurance contracts; (iv) all written materials provided to any Company Associate relating to such Employee Benefit Plan in each case, relating to any amendments, terminations, establishments, increases or decreases in benefits, acceleration of payments or vesting schedules or other events that would result in any Liability to the Company or any Subsidiary of the Company; (v) all material correspondence to or from any Governmental Entity relating to such Employee Benefit Plan since incorporation or formation of each Acquired Company for the last three years; (vi) all insurance policies in the possession of the Company pertaining to fiduciary liability insurance covering the fiduciaries for such Employee Benefit Plan; and (vii) all coverage and nondiscrimination testing results for each Employee Benefit Plan for the last three (3) years.
(h)    No Breach of Employee-Related Obligations. Each Acquired Company has complied with each obligation imposed on it by all applicable Legal Requirements, collective agreements, codes of conduct, collective agreements, customs or practices in connection with: (i) all Company Associates; and (ii) any relationship with a labor organization or other employee representative body.
(i)    No Conflict. Neither the execution, delivery or performance of this Agreement, nor the consummation of any of the Contemplated Transactions, will or would reasonably be expected to (either alone or upon the occurrence of any additional or subsequent events): (i) constitute an event under any Employee Benefit Plan, trust or loan that will or would reasonably be expected to result (either alone or in connection with any other circumstance or event) in any payment (whether of severance pay or otherwise), acceleration, forgiveness of Indebtedness, vesting, distribution, increase in benefits or obligation to fund benefits (through a grantor trust or otherwise) with respect to any Company Associate; or (ii) create or otherwise result in any Liability with respect to any Employee Benefit Plan.
(j)    Absence of Certain Retiree Liabilities. No current Employee Benefit Plan, if any, provides (except at no cost the Company or any Subsidiary of the Company), or reflects or represents any Liability of the Company or any Subsidiary of the Company to provide, retiree life insurance, retiree health benefits or other post-employment welfare benefits to any Person for any reason, except as may be required by applicable Legal Requirements. Neither the Company nor any Subsidiary of the Company has

ever represented, promised or contracted (whether in oral or written form) to provide any Company Associate (either individually or to Company Associates as a group) or any other Person with retiree life insurance, retiree health benefits or other post-employment welfare benefits, except to the extent required by applicable Legal Requirements.
(k)    Claims Against Plans. There are no pending or, to the Knowledge of the Company, threatened claims or Legal Proceedings against any Employee Benefit Plan, the assets of any Employee Benefit Plan or the Company or any Subsidiary of the Company, or any Employee Benefit Plan administrator or any fiduciary of any Employee Benefit Plan with respect to the operation of any Employee Benefit Plan (other than routine, uncontested benefit claims), and, to the Knowledge of the Company, there are no facts or circumstances which could reasonably be expected to form the basis for any such claims or Legal Proceedings.
(l)    Labor Compliance. There has never been any slowdown, work stoppage, labor dispute or union organizing activity, or any similar activity or dispute, affecting any Acquired Company. No event has occurred and, to the Knowledge of the Company, no condition or circumstances exist that might, directly or indirectly, give rise to, or provide a basis for, the commencement of any such slowdown, work stoppage, labor dispute or union organizing activity or any similar activity or dispute. No Acquired Company and, to the Knowledge of the Company, no Company Associate or other Representative of any Acquired Company has committed or engaged in any material unfair labor practice in connection with the conduct of the business of any of the Acquired Companies. No Legal Proceeding, claim, charge or complaint against any Acquired Company is pending or, to the Knowledge of the Company, has been threatened or is reasonably anticipated relating to any labor, safety or discrimination matter involving any Company Associate, including any charge of any unfair labor practice brought before the National Labor Relations Board (or any similar state or foreign agency) and any discrimination complaint. No Acquired Company has received or been subject to any demand letter, civil rights charge, settlement, suit, draft of suit, administrative or other claim from any of its Company Associates for which such Acquired Company must pay any amount prior to the Closing Date.
(m)    WARN Act, Notice and Consultation. In the past three (3) years, no Acquired Company has ever had any plant closing, mass layoff, relocation or other termination of any Company Associate that has imposed or will or would reasonably be expected to impose any obligation or other Liability upon any Acquired Company, Purchaser or any of Purchaser’s Affiliates under WARN. None of the Acquired Companies, Purchaser or any of its Affiliates has been or will become subject to any obligation under applicable Legal Requirements or otherwise to notify or consult with, prior to or after the Closing, any Company Associates whose services are exclusively or primarily performed outside of the United States, Governmental Entity or other Person with respect to the impact of any of the Contemplated Transactions on the employment of any Company Associate or the compensation or benefits provided to any Company Associate. No Acquired Company is a party to any Contract or arrangement, or is subject to any requirement, that in any manner restricts any Acquired Company from relocating, consolidating, merging or closing any portion of the business of any of the Acquired Companies.

(n)    No Misclassification. To the Knowledge of the Company, each individual who currently is providing or has ever provided services to an Acquired Company that has been characterized as a secondee, consultant or independent contractor is and has always been properly characterized as such. No Acquired Company has, and none will have, any material Liability to any individual who is not currently on an Acquired Company’s payroll for any claim, demand or entitlement based upon employment status. No independent contractor is eligible to participate in any Employee Benefit Plan. No Acquired Company has ever had any temporary or leased employees that were not treated and accounted for in all respects as employees of the applicable Acquired Company. No person who is or was an employee of an Acquired Company is or has ever been incorrectly classified as to such employee’s status as exempt from overtime wages other than as would not result in material Liability to an Acquired Company under the Legal Requirements of the applicable jurisdiction in which the applicable Acquired Company maintains (or maintained in the past) such employment relationship. Each Acquired Company maintains accurate and complete records of all overtime hours worked by each employee eligible for overtime compensation and compensates all employees in accordance with the Legal Requirements of all jurisdictions in which such Acquired Company maintains employees.
(o)    No Unions, Etc. No Acquired Company is a party to or bound by, or has ever been a party to or bound by, any union contract, collective bargaining agreement or similar Contract; no Acquired Company recognizes and none has established any trade union, works council or other employee representative body; and there are no outstanding applications or requests for the establishment or recognition of the same. No Acquired Company is, and none has ever been, a member of any employers’ organization and there is no, and never has been, an employees’ committee in an Acquired Company, and there are no outstanding applications or requests for the same.
(p)    Labor Relations. Each Acquired Company has good labor relations, and, to the Knowledge of the Company, there are no facts indicating that the consummation of the Share Purchase or any of the Contemplated Transactions will have an adverse effect on the labor relations of any Acquired Company in any material respect. There are no pending or, to the Knowledge of the Company, threatened claims or Legal Proceedings against any Acquired Company under any workers’ compensation policy or long-term disability policy or similar policy subject to foreign Legal Requirements.
(q)    Severance, Etc. The employment or engagement of each current Company Associate is subject to termination upon not more than thirty (30) days prior written notice under the termination notice provisions included in the applicable Company Associate Agreement with such Company Associate, except as required by applicable Legal Requirements. No current Company Associate’s employment by an Acquired Company requires any Permit.
(r)    Sexual Misconduct Claims. (i) No allegation, complaint or claim (formal or otherwise) of sexual harassment, sexual misconduct or similar behavior (a “Sexual Misconduct Allegation”) has been made against any Person who is or was an officer or director or supervisory-level employee of any Acquired Company in such Person’s capacity as such or, to the Knowledge of the Company, in any other capacity; and (ii) no Acquired Company has entered into any settlement agreement, tolling agreement, non-disparagement agreement, confidentiality agreement, non-disclosure agreement or Contract similar to any of the foregoing relating directly to any Sexual Misconduct Allegation against any Acquired Company or any Person who is or was an officer, director, employee or independent contractor of any Acquired Company.
(s)    COVID-19. To the extent the Company is aware of any employees of any Acquired Company that have tested positive for COVID-19, the Company acknowledges that it has taken all responsive action required under any applicable Legal Requirement.
(t)    Modern Slavery and Human Rights. Each Acquired Company has been, and is compliant with, the United Nations Global Compact (Principles 1 & 2), the United Nations Declaration of Human Rights, the International Labour Organizations (ILO) Declaration on Fundamental Principles and Rights at Work, the California Transparency in Supply Chains Act of 2010 and all other applicable statutory requirements, including respect and support for human rights including modern slavery, child labor, human trafficking, and forced marriage.
(u)    Parachute Payments. No amount paid or payable as a result of the transactions contemplated by this Agreement, whether alone or in connection with any other event, could reasonably be expected to result, separately or in the aggregate, in the payment of any “excess parachute payment” within the meaning of Section 280G of the Code.
3.16    Environmental Matters.
(a)    Except as set forth in Part 3.16(a) of the Disclosure Schedule, each Acquired Company is, and each has at all times been, in material compliance with all Environmental Laws, and no Legal Proceeding, Order, written complaint, demand, penalty, citation, letter, request for information from a Governmental Entity or notice has been made, given, filed or commenced (or, to the Knowledge of the Company, has been threatened) by any Person against any Acquired Company alleging any material failure to comply with or material Liability under any applicable Environmental Law or seeking contribution towards, or participation in, any remediation of any contamination of any real property or thing located on or under any real property with Hazardous Materials, the subject matter of which would reasonably be expected to result in a material liability.
(b)    (i) Except as set forth in Part 3.16(b)(i) of the Disclosure Schedule, each Acquired Company has timely applied for, obtained, maintained and is and has at all times been in material compliance with all of the terms and conditions of, all material Permits that are required under any applicable Environmental Law to own or operate its assets as owned or operated and has at all times complied with all other limitations, restrictions, conditions, standards, prohibitions, requirements, obligations, schedules and timetables that are contained in any applicable Environmental Law; and (ii) Part 3.16(b)(ii) of the Disclosure Schedule sets forth a true and complete of all such Permits that are required under any applicable Environmental Law for the operation of the business as currently conducted.
(c)    Except as set forth in Part 3.16(c) of the Disclosure Schedule, (i) there has been no Release of Hazardous Materials at, on, under or from any real property currently or formerly owned,

any real property currently operated or leased, or to the Knowledge of the Company, any real property formerly operated or leased, by any Acquired Company, and (ii) no Acquired Company has disposed of or arranged by contract, agreement or otherwise for the transportation, treatment or disposal of Hazardous Materials, in each case such that would reasonably be expected to give rise to: (A) any material investigative, remedial or other obligation under any Environmental Law; (B) any material liability on the part of any Acquired Company to any Person; or (C) any material claim of damage to Person or property against any Acquired Company.
(d)    The Company has Made Available to Purchaser copies of all internal and external environmental audits (including environmental compliance audits), assessments, reports and studies in its possession or control, if any, relating to each Acquired Company’s compliance with Environmental Laws or the environmental condition of any real property currently owned, operated or leased by any Acquired Company and all material correspondence on environmental matters relating to each Acquired Company or its operations.
3.17    Material Contracts.
(a)    List. Part 3.17(a) of the Disclosure Schedule identifies each Material Contract in effect on or after the date of this Agreement except for the Non-Scheduled In-Licenses and Non-Scheduled Out-Licenses (categorized by the applicable section and subsection of the definition of “Material Contract” to which it relates), and sets forth the names of the parties to such Material Contract, the date of such Material Contract and the date of each amendment to such Material Contract.
(b)    Enforceability; No Breach. All Material Contracts are in full force and effect. All Material Contracts are valid and enforceable by and against each of the parties thereto, in accordance with their terms, subject only to the Enforceability Exception. No Acquired Company, and, to the Knowledge of the Company, no other party, is in default or material breach of any Material Contract. No payment or other obligation of any Acquired Company is past due under any Company Contract. To the Knowledge of the Company, no event has occurred, and no circumstance or condition exists, that, with notice, the passage of time or both, could reasonably be expected to: (i) constitute a default under or result in a violation or breach of any of the provisions of any Company Contract; (ii) give any Person the right to declare a default or exercise any remedy under any Company Contract; (iii) give any Person the right to accelerate the maturity or performance of any Company Contract; or (iv) give any Person the right to cancel, terminate or modify any Company Contract or cause the breach of any Company Contract by any Person. No party to any Material Contract has exercised or threatened in writing to exercise any termination right with respect to any Material Contract. No Acquired Company has received any written notice of a default, an alleged failure to perform or an offset or counterclaim with respect to any Material Contract that has not been fully remedied and withdrawn.
(c)    Delivery of Contracts. The Company has Made Available to Purchaser accurate and complete copies of all Material Contracts listed or required to be listed in Part 3.17(a) of the Disclosure Schedule and all Non-Scheduled In-Licenses and Non-Scheduled Out-Licenses, as of the date of this Agreement, including all amendments, terminations and modifications thereof. There are no Company Contracts in existence as of the date of this Agreement that are not in written form.

(d)    Reseller Contracts. There is no Company Contract involving a reseller, distributor, sales representative or other Person involved in the marketing, sale or solicitation of orders for any Company Product (a “Channel Partner”) that, if terminated by an Acquired Company or not renewed in accordance with the terms of such Company Contract, would result in any Liability (other than the return or destruction of confidential information or related obligations), monetary penalty or payment to any Person in excess of such Acquired Company’s obligations under the express terms of such Company Contract.
(e)    Delivery Obligations. No Acquired Company is party to any Contract under which the relevant counterparty’s obligation to pay any amount to, or reimburse any expense of, the relevant Acquired Company is (in whole or in part) conditioned or otherwise dependent upon (i) any Acquired Company’s fulfillment of any milestone or similar commitment pursuant to the relevant Contract; (ii) any Acquired Company’s performance of any service, or delivery or completion of any deliverable or work product pursuant to the relevant Contract; or (iii) the relevant counterparty’s acceptance of any deliverable or work product furnished by or on behalf of an Acquired Company pursuant to the relevant Contract, in each case of (ii) and (iii), other than the relevant Acquired Company’s commitment to provide Company Products pursuant to the Standard Form Acquired Company IP Contracts.
3.18    Insurance. The Company has Made Available to Purchaser an accurate and complete copy of each material insurance policy (including policies providing property insurance, casualty insurance, directors and officers liability insurance, professional liability insurance, errors and omissions insurance, workers’ compensation coverage and bond and surety arrangements) with respect to which any Acquired Company is a party, a named insured or otherwise the beneficiary of coverage. Each of such insurance policies is legal, valid, binding, enforceable and in full force and effect, and, except as set forth on Part 3.18 of the Disclosure Schedule, the Contemplated Transactions will not result in the failure of any such insurance policy to continue to be legal, valid, binding, enforceable and in full force and effect on materially similar terms. No Acquired Company or, to the Knowledge of the Company, any other Person is in breach or default under any such insurance policy (including with respect to the payment of any premium or the giving of any notice), and to the Knowledge of the Company, no event has occurred and no circumstance or condition exists that, with notice or the lapse of time or both, would constitute such a breach or default under, or permit the termination or modification of, any such insurance policy. No notice of cancellation or termination has been received by any Acquired Company with respect to any of the insurance policies, and no party to any such insurance policy has repudiated any provision thereof. The information in the application for each insurance policy was accurate and complete at the time such application was submitted, and each Acquired Company has complied with any obligation to update the information in each such application.
3.19    Transactions with Related Parties. Except as set forth in Section 3.19 of the Disclosure Schedule, no Related Party: (a) has any interest in any material asset used in or otherwise relating to the business of any of the Acquired Companies; or (b) is or has been indebted to any Acquired Company, and no Acquired Company is indebted (or has committed to make any loan or extend or guarantee credit) to any Related Party. To the Knowledge of the Company, no Related Party has any direct or indirect ownership interest in or relationship with: (i) any Person with which any Acquired Company is affiliated or with which any Acquired Company has a business relationship; or (ii) any Person that competes with any Acquired Company (other than the ownership of less than five percent (5%) of the outstanding publicly traded shares of any publicly traded company that may compete with the Acquired Companies). Except as set forth in Section 3.19 of the Disclosure Schedule, to the Knowledge of the Company, no Related Party is or has been, directly or indirectly, a party to or otherwise interested in any Company Contract (other than contracts providing for employment and benefit arrangements entered into in the ordinary course of business and on an arms’ length basis).
3.20    Books and Records. The minute books of each Acquired Company contain records of all meetings and other corporate actions and proceedings of the stockholders and board of directors (including committees thereof) of such Acquired Company, and are complete and accurate in all material respects. Copies of the minute books of each Acquired Company have been Made Available to Purchaser.
3.21    Absence of Changes.
(a)    Since the Interim Balance Sheet Date, there has not been any Material Adverse Effect, and, to the Knowledge of the Company, no event has occurred or circumstance has arisen that, in combination with any other events or circumstances, will or could reasonably be expected to have or result in a Material Adverse Effect. Since the Interim Balance Sheet Date, each Acquired Company has conducted its business only in the ordinary course of business (except for any actions taken in response to COVID-19 Measures), and each Acquired Company has:
(i)    used commercially reasonable efforts to: (A) preserve intact its present business organization; (B) keep available the services of its present officers, managerial personnel and key employees and independent contractors; (C) preserve its relationships with all suppliers, customers, landlords, creditors, employees and others having material business relationships with it; and (D) maintain its assets in their current condition, except for the wear and tear incurred in the ordinary course of business consistent with past practices;
(ii)    repaired, maintained or replaced its equipment in accordance with the normal standards of maintenance of the Company;
(iii)    used commercially reasonable efforts to renew any Contract that was a Material Contract;
(iv)    paid all Indebtedness and other accounts payable as they became due; and
(v)    prepared and filed, or caused to be prepared and filed, any Tax Return that was required to be filed and paid all Taxes due (regardless of whether or not shown as due on any Tax Return) within the time and in the manner required by applicable Legal Requirements.
(b)    Since the Interim Balance Sheet Date, no Acquired Company has:

(i)    amended or terminated any Contract that was a Material Contract or received any notice or other communication that any other Person has amended or terminated, or intends to amend or terminate, any Material Contract;
(ii)    except as set forth on Part 3.21(b)(ii) of the Disclosure Schedule, entered into any Material Contract;
(iii)    transferred, granted any license or sublicense of any right under or with respect to any of its Intellectual Property or Intellectual Property Rights, other than in the ordinary course of business;
(iv)    made or pledged to make any charitable or capital contribution;
(v)    except as set forth on Part 3.21(b)(v) of the Disclosure Schedule, (A) adopted, terminated or amended any Employee Benefit Plan; (B) made any contribution to any Employee Benefit Plan (other than regularly scheduled contributions), except as required to comply with applicable Legal Requirements; (C) increased, or made any commitment to increase, the compensation or benefits of any officer, director, employee or other personnel (whether employees or individual independent contractors); or (D) made or committed to make any grant of equity or equity-based compensation or granted any new right to severance or termination pay to any present or former officer, director, employee or other personnel (whether employees or individual independent contractors);
(vi)    made any written or, to the Knowledge of the Company, oral representation or commitment with respect to any aspect of any Employee Benefit Plan that is not in accordance with the existing written terms and provision of such Employee Benefit Plan;
(vii)    terminated the employment of any employee, other than in the ordinary course of business;
(viii)    (A) acquired (including by merger, consolidation, equity purchase, or the acquisition of all or a material portion of the assets of) any business or entity (or any division thereof), (B) leased or licensed any asset from any other Person; (C) disposed of, sold (including by merger, consolidation, equity sale, or the disposition of all or a material portion of the assets of) any business or entity (or any division thereof); or (D) leased or licensed any asset to any other Person, except, in each case, in exchange for fair consideration in the ordinary course of business;
(ix)    acquired (including by merger, consolidation, equity purchase, or the acquisition of all or a material portion of the assets of) or sold (whether by merger, consolidation, equity purchase or the sale of all or a material portion of the assets of) any business or entity (or any division thereof) or, leased or disposed of any assets (whether or not on the ordinary course of business or consistent with past practices) having an aggregate fair market value in excess of $100,000;
(x)    mortgaged, pledged or subjected to any Lien (other than any Permitted Liens) any of its assets;

(xi)    made any loan, advance or capital contribution to, or investment in, any other Person, other than (x) loans or investments by any Acquired Company to or in any other Acquired Company and (y) routine advances to current employees of the Company which shall be in amounts no greater than $1,000 individually or $10,000 in the aggregate and made in the ordinary course of business consistent with past practices;
(xii)    entered into any joint venture, strategic partnership or alliance for the sharing of profits or revenue;
(xiii)    (A) changed any of its practices or procedures with respect to the collection of accounts receivable or the payment of accounts payable; (B) offered to discount the amount of any account receivable; (C) extended any incentive (whether to an account debtor, an account creditor or any Company Associate or third party responsible for the collection of receivables or the payment of payables) with respect to any account receivable or account payable or the payment or collection thereof; or (D) taken or omitted to take any other action with the intent or effect of accelerating the collection of receivables or delaying the payment of payables;
(xiv)    (A) declared or paid any dividend; (B) set aside any assets for any dividend or otherwise; (C) declared or made any other distribution with respect to any of its capital stock; or (D) purchased, redeemed or acquired any share of Capital Stock or any other security of any Acquired Company, except repurchases of shares in connection with the termination of the service relationship of a Company Associate;
(xv)    incurred any Company Indebtedness;
(xvi)    cancelled, compromised, waived or released any right or claim, other than immaterial rights or claims in the ordinary course of business;
(xvii)    (A) paid, discharged or satisfied any claim or Liability, other than immaterial Liabilities arising in the ordinary course of business; or (B) cancelled, compromised, waived or released any right or claim, other than immaterial rights or claims in the ordinary course of business;
(xviii)    incurred any capital expenditure, capital addition or capital improvement, other than budgeted capital expenditures made in the ordinary course of business;
(xix)    changed any of its methods of accounting or accounting practices in any material respect;
(xx)    (A) made, changed or rescinded any election relating to any Tax; (B) settled or compromised any claim, controversy or Legal Proceeding relating to any Tax; (C) made any change to (or made a request to any Taxing Authority to change) any of its methods, policies or practices of Tax accounting (including a change in the Tax account period) or methods of reporting income or deductions for Tax purposes; (D) amended, refiled or otherwise revised any previously filed Tax Return, or foregone the right to any amount of refund or rebate of a previously paid Tax; (E) entered into or terminated any agreement with a Taxing Authority; (F) prepared any Tax Return in a manner inconsistent with past practices; (G) consented to an extension or waiver of the statutory limitation period applicable to a claim or assessment in respect of any Tax that remains in effect; (H) entered into a Tax allocation agreement, Tax sharing agreement or Tax indemnity agreement (other than a Contract entered into in the ordinary course of business the primary purpose of which is unrelated to Taxes); (I) granted any power of attorney relating to any Tax matter that remains in effect; (J) requested a ruling with respect to any Tax; or (K) made or claimed any refund or credit of Tax in connection with any relief provisions related to COVID-19 for Tax purposes, whether federal, state, local or foreign, including the CARES Act;
(xxi)    amended or entered into any collective bargaining agreement, works council agreement or other Contract with any employee representative body; or
(xxii)    authorized or approved, or agreed, committed or offered (orally or in writing) to take, any of the actions described in clauses “(i)” through “(xxi)” of this Section 3.21(b).
(c)    Part 3.21(c) of the Disclosure Schedule sets forth all material actions taken by the Acquired Companies in response to the COVID-19 Measures.
3.22    Product and Service Warranties. Each Company Product is and has been in conformity in all material respects with all applicable specifications, contractual commitments (including service level requirements), express and implied warranties and Legal Requirements, and no Acquired Company has any Liability (and, to the Knowledge of the Company, there is no basis for any present or future Legal Proceeding, charge, complaint, claim or demand against any Acquired Company giving rise to any Liability) for any breach or violation thereof or other damages in connection therewith (including any obligation to replace or repair any such product or re-perform any such service), subject only to the applicable reserve set forth in the Interim Balance Sheet. No Company Product is subject to any material guaranty, warranty or indemnity beyond the applicable standard terms and conditions of sale, license or lease. There are no pending material warranty claims or material warranty claims threatened in writing against any Acquired Company.
3.23    Suppliers and Major Customers.
(a)    Part 3.23(a) of the Disclosure Schedule sets forth an accurate and complete list of (i) the top ten (10) supplier of goods or services to each of the Acquired Companies based on amounts paid or payable to such suppliers for each of calendar year 2019 and 2020 and from January 1, 2021 through the Interim Balance Sheet Date and (ii) each supplier of goods or services of each of the Acquired Companies that is a sole source supplier of any element of, or service used in the creation of, any Company Product (collectively, the “Major Suppliers”), together with the amount paid to each Major Supplier through the date of this Agreement. Part 3.23(a) of the Disclosure Schedule also sets forth an accurate and complete list of the top ten (10) customers of each of the Acquired Companies based on the collections and accounts receivable attributable to such customer for each of calendar year 2019 and 2020 and from January 1, 2021 through the Interim Balance Sheet Date (the “Major Customers”), together with the amount of such collections and accounts receivable generated by each Major Customer through the date of this Agreement.

(b)    Since the Formation Date, no Major Supplier or Major Customer has terminated its relationship with any Acquired Company or materially changed in a manner adverse to any Acquired Company or materially reduced the pricing or any other term of its business relationship with any Acquired Company. No Acquired Company is engaged in any material dispute with any Major Supplier or Major Customer and, to the Knowledge of the Company, no Major Supplier or Major Customer provided notice that it intends to terminate, or materially limit or reduce its business relationship with any Acquired Company or materially change in a manner adverse to any Acquired Company or materially reduce the pricing or any other term of its business relationship with any Acquired Company. To the Knowledge of the Company, the consummation of the Contemplated Transactions will not have, and would not reasonably be expected to have, an adverse effect on the business relationship of any Acquired Company with any Major Supplier or Major Customer.
3.24    HSR Act. The Acquired Companies’ annual net sales and total assets do not exceed the current threshold of $18.4 million as set forth in Section 18a(a)(2)(B)(ii)III of the HSR Act and related rules.
3.25    Third Party Acquisition Proposals. Each Acquired Company has ceased any and all activities, discussions or negotiations with any Person (other than Purchaser) with respect to any Acquisition Transaction. The Company has complied in all respects with its obligations under, and has not breached in any respect, the letter agreement dated July 23, 2021 by and between Tenable Holdings, Inc. and the Company.
4.    REPRESENTATIONS AND WARRANTIES RELATING TO EACH SELLER
Each Seller, on its own behalf and not on behalf of any other Seller, hereby represents and warrants to and for the benefit of the Indemnitees (with the understanding and acknowledgement that Purchaser would not have entered into this Agreement without being provided with the representations and warranties set forth in this Section 4), as follows:
4.1    Authority and Due Execution.
(a)    Authority. Such Seller has all requisite power, capacity and authority to enter into this Agreement and each Transaction Document to which such Seller is a party and to consummate the Contemplated Transactions. If such Seller is an Entity, the execution, delivery and performance by such Seller of this Agreement and the other Transaction Documents to which it is a party, and the consummation of the Contemplated Transactions, have been duly authorized by all necessary action on the part of such Seller and its board of directors (or, if such Seller does not have a board of directors, by all necessary action on the part of its manager or equivalent body), and no other proceedings on the part of such Seller are necessary to authorize the execution, delivery and performance by such Seller of this Agreement or any such other Transaction Document, or the consummation of the Contemplated Transactions.
(b)    Due Execution. This Agreement and each other Transaction Document to which such Seller is a party has been or will be duly executed and delivered by such Seller and, assuming due execution and delivery by the other parties hereto and thereto, constitutes or will constitute the legal, valid and binding obligation of such Seller, enforceable against such Seller in accordance with its terms.
4.2    Non-Contravention and Consents.
(a)    Non-Contravention. The execution and delivery of this Agreement and the other Transaction Documents to which such Seller is a party do not, and the consummation of the Contemplated Transactions and the performance of this Agreement and the other Transaction Documents to which such Seller is a party will not: (i) if such Seller is an Entity, conflict with or violate any of its Charter Documents, or any resolution adopted by its stockholders (or holders of other equity securities), board of directors (or other similar body) or any committee of the board of directors (or other similar body) of such Seller; (ii) conflict with or violate any Legal Requirement to which such Seller is subject; or (iii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or impair the rights of such Seller or alter the rights or obligations of any Person under, or give to any Person any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any of the assets of such Seller (including any outstanding Shares held by such Seller) pursuant to, any Contract to which such Seller is a party or by which it is bound.
(b)    Contractual Consents. No Consent under any Contract to which such Seller is a party or by which it is bound is required to be obtained, and such Seller is not and will not be required to give any notice to, any Person in connection with the execution, delivery or performance of this Agreement or any other Transaction Document to which such Seller is a party or the consummation of the Contemplated Transactions. For purposes of this Section 4.2(b) and Section 4.2(c), a Consent shall be deemed “required to be obtained,” and a notice shall be deemed “required to be given,” if the failure to obtain such Consent or give such notice could: (i) result in such Seller becoming subject to any Liability, being required to make any payment or losing or forgoing any right or benefit; (ii) have an adverse effect on Purchaser or the Company; or (iii) prevent or delay the consummation of any of the Contemplated Transactions or otherwise prevent or delay performance by such Seller of any of its obligations under this Agreement or any other Transaction Document to which such Seller is a party.
(c)    Governmental Consents. No Consent of any Governmental Entity is required to be obtained, and no filing is required to be made with any Governmental Entity, by such Seller in connection with the execution, delivery or performance of this Agreement or any other Transaction Document to which such Seller is a party, or the consummation of the Contemplated Transactions.
(d)    Bankruptcy. If such Seller is an Entity, such Seller is in good standing and no formal request has been made for its annulment or its dissolution and it is not in bankruptcy or subject to any Insolvency Related Procedure.
4.3    Litigation. There is no Legal Proceeding pending, or, to the Knowledge of such Seller, that has been threatened against such Seller: (a) that challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, the entry into, performance of, compliance with or enforcement of any of the obligations of such Seller or any other Person under this Agreement; (b) that relates to the ownership or alleged ownership of any Shares or other securities of the Company, or any option, warrant or other right to acquire Shares or other securities of the Company, in each case, by such Seller; or (c) that relates to any right or alleged right of such Seller to receive any consideration as a result of or in connection with the execution, delivery or performance of this Agreement or any other Transaction Document to which such Seller is a party, or the consummation of the Contemplated Transactions. No event has occurred, and no claim, dispute or other condition or circumstance exists, that will give rise to or serve as a basis for the commencement of any such Legal Proceeding.
4.4    Title and Ownership. Such Seller: (a) is the legal and beneficial owner of the number, class and series of Shares, Options and Warrants set forth as being owned by such Seller in Part 3.2(a)(iv), Part 3.2(b) and Part 3.2(d) of the Disclosure Schedule; (b) has good, valid and marketable title to such Shares, Options and Warrants, free and clear of all Liens; (c) is not a party to or bound by any option, warrant, purchase right or other Contract that could require such Seller to sell, transfer or otherwise dispose of any Shares, Options or Warrants or other securities of the Company (other than this Agreement); (d) is not a party to any voting trust, proxy or other agreement or understanding with respect to the voting of any Shares or Warrants (other than the relevant Securityholders’ Agreement Made Available to Purchaser); and (e) except for the Company Securities set forth opposite such Seller’s name in Part 3.2(a)(iv), Part 3.2(b) and Part 3.2(d) of the Disclosure Schedule, does not own any securities of the Company or any right to acquire any securities of the Company. Upon payment to such Seller of the consideration that such Seller is entitled to receive pursuant to Section 1.4 by or on behalf of Purchaser pursuant to the terms of this Agreement, such Seller shall transfer to Purchaser good, valid and marketable title to such Seller’s Sale Shares, free and clear of all Liens.
4.5    Due Organization. If such Seller is an Entity, such Seller: (a) has been duly organized and is validly existing and in good standing (or equivalent status) under the laws of its jurisdiction of organization; (b) has the requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted, including the consummation of the Contemplated Transactions; and (c) is duly qualified, licensed and admitted to do business, and is in good standing (or equivalent status), in each jurisdiction in which such qualification, license or admission is necessary.
4.6    Brokers’ and Finders’ Fees. Such Seller has not incurred, or will not incur, directly or indirectly, any Liability for any brokerage or finder’s fee, agent’s commission or any similar charge in connection with this Agreement, any other Transaction Document to which such Seller is a party or any of the Contemplated Transactions.
4.7    Assets. Neither such Seller nor to such Seller’s knowledge, any of its Affiliates, owns any right or other asset that is being used in, or is useful or necessary to, the business of any Acquired Company.
5.    REPRESENTATIONS AND WARRANTIES OF PURCHASER
Purchaser represents and warrants to the Company as follows:
5.1    Standing. Purchaser is a corporation validly existing and in good standing under the laws of the State of Delaware.

5.2    Authority and Due Execution.
(a)    Authority. Purchaser has all requisite corporate power and authority to enter into this Agreement and the other Transaction Documents to which it is a party and to consummate the transactions contemplated hereby or thereby. The execution and delivery by Purchaser of this Agreement and the other Transaction Documents to which Purchaser is a party and the consummation by Purchaser of the transactions contemplated hereby or thereby have been duly authorized by all necessary corporate action on the part of Purchaser and no other corporate proceedings on the part of Purchaser are necessary to authorize the execution, delivery and performance of this Agreement and such other Transaction Documents by Purchaser, or to consummate the transactions contemplated hereby or thereby.
(b)    Due Execution. This Agreement has been, and, upon execution and delivery, each other Transaction Document to which Purchaser is a party will be, duly executed and delivered by Purchaser and, assuming due execution and delivery by the other parties hereto and thereto, constitutes, or upon execution and delivery will constitute, the legal, valid and binding obligation of Purchaser enforceable against Purchaser in accordance with its terms, subject only to the Enforceability Exception.
5.3    CFIUS Foreign Person Status. Purchaser is not and is not controlled by a “foreign person,” as defined in Section 721 of the Defense Production Act of 1950, as amended, including all implementing regulations thereof.
5.4    Non-Contravention. The execution and delivery by Purchaser of this Agreement and each other Transaction Document to which Purchaser is a party do not, and the consummation of the Contemplated Transactions by Purchaser and the performance of this Agreement and the other Transaction Documents by Purchaser will not, (a) conflict with or violate Purchaser’s Charter Documents or (b) conflict with or violate any laws applicable to Purchaser, except, in the case of each of clauses “(a)” and “(b),” as would not reasonably be expected to have a Material Adverse Effect on Purchaser’s ability to consummate the Contemplated Transactions and perform its obligations under this Agreement.
5.5    Governmental Consents. No Consent of any Governmental Entity is required to be obtained, and no filing is required to be made with any Governmental Entity, by Purchaser in connection with the execution, delivery or performance of this Agreement or any other Transaction Document, or the consummation of the Share Purchase or any of the other Contemplated Transactions, except actions or filings the absence of which would not, individually or in the aggregate, be reasonably expected to have a material adverse effect on Purchaser’s ability to consummate the Share Purchase and perform its obligations under this Agreement.
5.6    Litigation. As of the date of this Agreement, there is no Legal Proceeding pending or threatened in writing against Purchaser that challenges, or that would reasonably be expected to have the effect of preventing, delaying, making illegal or otherwise interfering with, Purchaser or any of the other Contemplated Transactions.
5.7    Sufficient Funds. At the Closing, Purchaser will have sufficient funds to enable Purchaser to perform its obligations with respect to the transactions contemplated by this Agreement.

5.8    Brokers’ and Finders’ Fees. Purchaser has not incurred, or will not incur, directly or indirectly, any Liability for any brokerage or finder’s fee, agent’s commission or any similar charge in connection with this Agreement, any other Transaction Document to which such Purchaser is a party or any of the Contemplated Transactions.
6.    CERTAIN COVENANTS OF SELLERS AND THE COMPANY
6.1    Access and Investigation.
(a)    During the period commencing on the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to Section 10 and the Closing (the “Pre-Closing Period”), the Company shall, and shall ensure that its Representatives and each of the Acquired Companies and their respective Representatives: (i) promptly upon Purchaser’s reasonable request, provide Purchaser and Purchaser’s Representatives with reasonable access during normal business hours to the Acquired Companies’ Representatives, personnel, assets, facilities and properties (including the Leased Real Property) and to all books, records, Tax Returns, work papers and other documents and information relating to the Acquired Companies; and (ii) promptly upon request, provide Purchaser and Purchaser’s Representatives with copies of such books, records, Tax Returns, work papers and other documents and information relating to the Acquired Companies, and with such additional financial, operating and other data and other information regarding the Acquired Companies, as Purchaser may reasonably request; except that any Acquired Company may restrict or otherwise prohibit access to any documents or information to the extent that (x) any applicable Legal Requirement requires such Acquired Company to restrict or otherwise prohibit access to such documents or information, or (y) access to such documents or information would give rise to a material risk of waiving any attorney-client privilege, work product doctrine or other privilege applicable to such documents or information.
(b)    During the Pre-Closing Period, Purchaser and its Representatives may make commercially reasonable inquiries of Persons having business relationships with the Acquired Companies (including suppliers, Channel Partners, licensors and customers), and the Company shall, and shall cause each Acquired Company and shall use commercially reasonable efforts to cause its Representatives to, cooperate fully with Purchaser in connection with such commercially reasonable inquiries to the extent permitted by applicable Legal Requirements.
(c)    The Company shall, and shall cause each Acquired Company and shall use reasonable best efforts to cause its Representatives to, deliver to Purchaser, as soon as practicable and in any event within twenty-one (21) days after the end of each monthly accounting period that ends during the Pre-Closing Period, unaudited consolidated financial statements of the Acquired Companies (consisting of consolidated balance sheets and consolidated statements of income) as of the end of and for such monthly accounting period, prepared in accordance with GAAP, consistently applied throughout the periods covered and in accordance with the Company’s historic past practice (all such financial statements, the “Pre-Closing Financial Statements”).
6.2    Operation of the Business of the Company and the Acquired Companies. During the Pre-Closing Period, the Company shall, and the Company shall cause each of the Acquired Companies to,

ensure that, except as specifically disclosed in Part 6.2 of the Disclosure Schedule (or as expressly required or permitted under this Agreement or any other Transaction Document):
(a)    each Acquired Company shall conduct its business and operations in the ordinary course and in substantially the same manner as such business and operations have been conducted prior to the date of this Agreement;
(b)    each Acquired Company shall use its commercially reasonable efforts to preserve intact its current business organization, keep available the services of its current officers and Company Associates and maintain its relations and goodwill with all suppliers, customers, landlords, creditors, employees and other Persons having material business relationships with the Acquired Companies;
(c)    each Acquired Company shall prepare and file, or cause to be prepared and filed, any Tax Return that is required to be filed on or prior to the Closing Date and shall pay all Taxes due (regardless of whether or not shown as due on any Tax Return) within the time and in the manner required by applicable Legal Requirements;
(d)    no Acquired Company shall make any charitable contribution;
(e)    no Acquired Company shall cancel or fail to renew any of its insurance policies Made Available to Purchaser in accordance with Section 3.18 or reduce the amount of any insurance coverage provided by such insurance policies;
(f)    no Acquired Company shall declare, accrue, set aside or pay any dividend or make any other distribution in respect of any share of capital stock or any other security, or repurchase, redeem or otherwise reacquire any share of capital stock or any other security, except repurchases of shares in connection with the termination of the service relationship of any employee or other service provider with such Acquired Company; provided, however, that the Acquired Companies shall distribute all Cash in excess of $12,000,000 on or prior to the Closing;
(g)    no Acquired Company shall sell, issue, pledge, grant or authorize the sale, issuance, pledge or grant of: (i) any Capital Stock or other security; (ii) any Option, Warrant or right to acquire any Capital Stock (or cash based on the value of Capital Stock) or other security (except that the Company shall be permitted to issue Common Shares upon the exercise of Options or Warrants or upon the conversion of Preferred Shares, in each case, outstanding as of the date of this Agreement and in accordance with its terms as in effect on the date of this Agreement); or (iii) any instrument convertible into or exchangeable for any Capital Stock (or cash based on the value of Capital Stock) or other security;
(h)    no Acquired Company shall grant or issue any restricted stock or any restricted stock unit, permit the early exercise of any option (except as otherwise permitted by the terms of such option as in effect on the date of this Agreement as evidenced in documentation Made Available to Purchaser or amend or waive any of its rights under, or permit the acceleration of vesting under: (i) any provision of any Stock Plan; (ii) any provision of any Contract evidencing any Outstanding Option; or

(iii) any other Contract or arrangement relating to compensation, benefits or the provision of services to or for the benefit of an Acquired Company;
(i)    no Acquired Company shall amend or permit the adoption of any amendment to any of its Charter Documents or the Securityholders’ Agreements, or effect or become a party to any Acquisition Transaction, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction;
(j)    no Acquired Company shall: (i) form any Subsidiary or acquire any equity interest or other interest in any other Entity; (ii) make any loan, advance or capital contribution to, or investment in, any other Person (except that the Acquired Companies may make routine advances for travel and other normal business expenses to current directors, officers and employees of the Acquired Companies in the ordinary course of business); or (iii) enter into any joint venture, strategic partnership or alliance;
(k)    no Acquired Company shall make any capital expenditure in excess of $50,000 individually;
(l)    no Acquired Company shall: (i) except in the ordinary course of business, enter into any Contract that is or would constitute a Material Contract; or (ii) amend or prematurely terminate, or waive any material right or remedy under, any Contract that is or would constitute a Material Contract, including, in the case of each of clauses “(i)” and “(ii)” of this sentence, in a form not reduced to writing;
(m)    no Acquired Company shall: (i) acquire, lease or license any right or other asset (whether tangible or intangible) from any other Person; (ii) sell or otherwise dispose of, or lease or license, any right or other asset (whether tangible or intangible) to any other Person; or (iii) waive or relinquish any right or claim, except, in the case of clauses “(i)” and “(ii),” in the ordinary course of business;
(n)    no Acquired Company shall: (i) acquire, lease, license, sell or otherwise dispose of any real property; or (ii) enter into, modify or terminate, or waive or relinquish any right under, any Real Property Lease;
(o)    no Acquired Company shall: (i) lend money to any Person (except that the Acquired Companies may make routine advances for travel and other normal business expenses to current directors, officers and employees of the Acquired Companies in the ordinary course of business); (ii) incur any Indebtedness; (iii) guarantee any Indebtedness of any Person; or (iv) mortgage, pledge or subject to any Lien any of its assets, other than Permitted Liens;
(p)    no Acquired Company shall: (i) enter into any new collective bargaining agreement, works council agreement or other Contract with any employee representative body; (ii) establish, adopt, enter into, begin participation in, amend or terminate any Employee Benefit Plan, except as required by applicable Legal Requirements; (iii) pay, or make any new commitment to pay, any bonus or make any profit-sharing payment, cash incentive payment or similar payment, other than commissions paid in the ordinary course of business or payments required to be made pursuant to Company Contracts in effect on the date of this Agreement and Made Available to Purchaser; (iv) increase, or make any commitment to increase, the amount of the wages, salary, commissions, fringe benefits, employee benefits or other compensation (including equity-based compensation, whether payable in cash or otherwise) or remuneration payable to any of its directors, officers, employees or other service providers other than in the ordinary course of business; (v) fund, or make any commitment to fund, any compensation obligation (whether by grantor trust or otherwise); (vi) promote or change the title of any of its employees or other service providers (retroactively or otherwise) other than in the ordinary course of business; (vii) hire, commence the employment of, or make an offer to hire any new employee or other service provider; or (viii) grant any new right to severance or termination pay to any current or former officer, director, employee or other service providers;
(q)    no Acquired Company shall change any of its methods of accounting or accounting practices in any material respect, except as required by GAAP or applicable Legal Requirements;
(r)    no Acquired Company shall: (i) make, change or rescind any election relating to any Tax; (ii) settle or compromise any claim, controversy or Legal Proceeding relating to any Tax; (iii) make any change to (or make a request to any Taxing Authority to change) any of its methods, policies or practices of Tax accounting (including a change in the Tax accounting period) or methods of reporting income or deductions for Tax purposes; (iv) amend, refile or otherwise revise any previously filed Tax Return, or forgo the right to any amount of refund or rebate of a previously paid Tax; (v) enter into or terminate any agreement with a Taxing Authority; (vi) prepare any income or other Tax Return in a manner inconsistent with past practices; (vii) consent to an extension or waiver of the statutory limitation period applicable to a claim or assessment in respect of any Tax that remains in effect; (viii) enter into a Tax allocation agreement, Tax sharing agreement or Tax indemnity agreement (other than a Contract entered into in the ordinary course of business the primary purpose of which is unrelated to Taxes); (ix) grant any power of attorney relating to any Tax matter that remains in effect as of the Closing Date; (x) make or claim any refund or credit of Tax in connection with any relief provisions related to COVID-19 for Tax purposes, whether federal, state, local or foreign, including the CARES Act, or (xi) request a ruling with respect to any Tax;
(s)    no Acquired Company shall commence or settle any Legal Proceeding;
(t)    no Acquired Company shall: (i) change any of its practices or procedures with respect to the collection of accounts receivable or the payment of accounts payable; (ii) offer to discount the amount of any account receivable; (iii) extend any incentive (whether to an account debtor, an account creditor or any employee or third party responsible for the collection of receivables or the payment of payables) with respect to any account receivable or account payable or the payment or collection thereof; or (iv) take or omit to take any other action with the intent or effect of accelerating the collection of receivables or delaying the payment of payables;

(u)    no Acquired Company shall enter into any transaction with any Related Party, other than contracts providing for employment and benefit arrangements entered into in the ordinary course of business and on an arms’ length basis; and
(v)    no Acquired Company shall authorize, approve, agree, commit or offer to take any of the actions described in clauses “(d)” through “(u)” above.
Notwithstanding the foregoing, the Company may take, or permit any Acquired Company to take, any action described in clauses “(d)” through “(v)” above if Purchaser gives its prior written consent to the taking of such action by the Company, and may take any action specified in Part 6.2 of the Disclosure Schedule. Purchaser acknowledges and agrees that nothing contained in this Agreement shall give Purchaser the right to control or direct the operations of any Acquired Company prior to the Closing within the meaning of applicable antitrust laws. If the Company expects to rely on the exception in clause “(p)(ii)” of this Section 6.2 to take, or permit any other Acquired Company to take, any action that would otherwise be prohibited by this Section 6.2, then at least three Business Days before such action is taken, the Company shall deliver a written notice to Purchaser stating that the Company intends to take or permit the taking of such action and specifying the Legal Requirement requiring the taking of such action. Purchaser shall respond as promptly as practicable to any written request for consent under this Section 6.2 delivered pursuant to Section 12.6, and if Purchaser does not respond (including by email) within five (5) Business Days after the Company delivers such written request for consent, Purchaser shall be deemed to have provided its prior written consent to the taking of such action.
6.3    Notification; Updates to Disclosure Schedule.
(a)    Notification. During the Pre-Closing Period, Sellers and the Company, as applicable, shall reasonably promptly notify Purchaser (to the extent permitted by Legal Requirement and any applicable confidentiality obligations set forth in a Contract) in writing of: (i) the discovery by any of them of any event, condition, fact or circumstance that occurred or existed on or prior to the date of this Agreement and that caused or constitutes a material breach of or an inaccuracy in any representation or warranty made by the Company or any Seller, as applicable, in this Agreement; (ii) any event, condition, fact or circumstance that occurs, arises or exists after the date of this Agreement and that would cause or constitute a material breach of or an inaccuracy in any representation or warranty made by the Company or any Seller, as applicable, in this Agreement if (A) such representation or warranty had been made as of the time of the occurrence, existence or discovery of such event, condition, fact or circumstance or (B) such event, condition, fact or circumstance had occurred, arisen or existed on or prior to the date of this Agreement; (iii) the commencement of or, to the Knowledge of the Company or any Seller, any threat to commence, any Legal Proceeding that challenges or that, if adversely determined, would reasonably be expected to have the effect of preventing, materially delaying, making illegal or otherwise interfering with any of the Contemplated Transactions; (iv) any material breach of any covenant or obligation of the Company or any Seller, as applicable; in each case, only to the extent that such event, condition, fact or circumstance would make the timely satisfaction of any of the conditions set forth in Section 8 impossible. No such notification shall be deemed to supplement or amend the Disclosure Schedule for the purpose of: (1) determining the accuracy of any of the representations and warranties made by the

Company or any Seller, applicable, in this Agreement; or (2) determining whether any of the conditions set forth in Section 8 has been satisfied. Any Damages for which any Indemnitee is entitled to indemnification for breach of this Section 6.3(a) shall be determined without duplication of recovery of Damages recovered solely for underlying inaccuracies in or breaches of the representations and warranties contained in this Agreement.
(b)    Updates. If any event, condition, fact or circumstance that is required to be disclosed pursuant to Section 6.3(a) requires any change in the Disclosure Schedule, or if any such event, condition, fact or circumstance would require such a change assuming the Disclosure Schedule were dated as of the date of the occurrence, existence or discovery of such event, condition, fact or circumstance, then the Company shall promptly deliver to Purchaser an update to the Disclosure Schedule specifying such change. No such update shall be deemed to supplement or amend the Disclosure Schedule for the purpose of: (i) determining the accuracy of any representation or warranty made by the Company or any Seller, as applicable, in this Agreement; or (ii) determining whether any condition set forth in Section 8 has been satisfied.
6.4    No Negotiation. During the Pre-Closing Period, each Seller and the Company shall not, and shall ensure that no Acquired Company shall and shall use reasonable best efforts to ensure no Representative of any Acquired Company or any Seller, respectively, shall: (a) solicit, knowingly encourage or knowingly facilitate the initiation or submission of any expression of interest, inquiry, proposal or offer from any Person (other than Purchaser) relating to a possible Acquisition Transaction; (b) participate in any discussions or negotiations or enter into any agreement, understanding or arrangement with, or provide any non-public information to, any Person (other than Purchaser or its Representatives) relating to or in connection with a possible Acquisition Transaction; or (c) entertain or accept any proposal or offer from any Person (other than Purchaser) relating to a possible Acquisition Transaction. Promptly (and in any event within two days) after the date of this Agreement, the Company shall request each Person that has entered into a confidentiality or similar agreement with an Acquired Company during the twelve (12) months preceding the date of this Agreement in connection with such Person’s consideration of a possible Acquisition Transaction or investment in any Acquired Company to return or destroy all confidential information previously furnished to such Person by or on behalf of any of the Acquired Companies. Sellers and the Company, as applicable, shall, promptly (and in any event within twenty-four (24) hours after receipt thereof) give Purchaser notice orally and in writing of any inquiry, indication of interest, proposal, offer or request for non-public information relating to a possible Acquisition Transaction that is received by any Acquired Company, any Seller or any Representative of any Acquired Company or Seller during the Pre-Closing Period, as applicable. Such notice shall include: (i) the identity of the Person making or submitting such inquiry, indication of interest, proposal, offer or request, and (ii) the terms and conditions thereof.
6.5    Termination of Certain Employee Benefit Plans. If requested in writing by Purchaser at least fourteen (14) days prior to the Closing Date, the Company shall take all necessary actions to cause the participation by the Company in the 401(k) plan sponsored or maintained by any professional employer organization (the “PEO 401(k) Plan”) to terminate and cease effective prior to the Closing Date. The form and substance of any such actions shall be subject to the prior review and approval of

Purchaser. The Company will make all necessary payments to fund the contributions for elective deferrals and Company matching contributions, if applicable, required to be made pursuant to the PEO 401(k) Plan for the period prior to the Company’s termination of participation. To the extent Purchaser requests that the Company’s participation in the PEO 401(k) Plan be terminated as set forth in this Section 6.5, each Continuing Employee who is a participant in the PEO 401(k) Plan will be allowed to participate, as soon as practicable after the Closing Date, in a Purchaser plan which includes a cash or deferred arrangement intended to satisfy the provisions of Section 401(k) of the Code.
6.6    Ungranted Equity Awards. Prior to the Closing Date, the Company shall have caused each person who has received an offer letter or other communication regarding an Ungranted Equity Award to have agreed in writing, in a form reasonably acceptable to Purchaser and the Company, to the cancellation of such Ungranted Equity Award and release of all claims related thereto (each such written cancellation and release, an “Ungranted Equity Award Cancellation Agreement”), in exchange for a cash payment that shall not exceed $125,000 in the aggregate for all Ungranted Equity Awards (such aggregate amount actually paid, the “Ungranted Equity Award Cancellation Amount”), which payment shall be made as soon as reasonably practicable following the Closing Date and shall be subject to the holder of the Ungranted Equity Award remaining in service with the Company through the Closing Date.
6.7    [Reserved.]
6.8    Termination/Amendment of Agreements.
(a)    The Company shall: (i) cause the agreements identified in Part 1 of Schedule 6.8(a) to be terminated effective as of the Closing; and (ii) cause the agreements identified in Part 2 of Schedule 6.8(a) to be amended, effective as of the Closing, as set forth on Schedule 6.8(a). Each such termination and amendment shall be in form and substance satisfactory to Purchaser and shall be subject to advance review and reasonable approval by Purchaser.
(b)    The Company and each Seller hereby agrees that, effective as of the Closing, automatically and without further action by any Person: (i) all stockholder agreements, investors’ rights agreements, voting agreements, voting trusts, rights of first refusal and co-sale agreements, management rights agreements and all other similar agreements or Contracts to which any of them are a party or by which any of them are bound, including those Contracts set forth on Schedule 6.8(b), shall, in each case, be permanently and irrevocably terminated without any Liability to any Acquired Company and be of no further force or effect, and all Consents required to authorize the terminations contemplated by this Section 6.8(b) are hereby provided; (ii) all obligations of the Acquired Companies and all rights of such Seller under any such agreements or Contracts relating to any Acquired Company shall be deemed terminated, discharged and waived; and (iii) no Seller shall have any recourse against any Acquired Company in respect of the matters contained therein.
6.9    Repayment of Insider Receivables. Prior to the Closing, the Company shall cause all outstanding Insider Receivables to be paid in full.

6.10    Communications with Employees. Except as otherwise expressly contemplated by this Agreement, prior to the Closing, neither the Company nor any Seller shall communicate, and the Company shall not authorize any Representative of any Acquired Company to communicate, with any Company Associate regarding post-Closing employment matters (including post-Closing employee benefit plans and compensation) without the prior written consent of Purchaser (which such consent shall not be unreasonably withheld, conditioned or delayed).
6.11    Resignation of Officers and Directors. The Company shall obtain and deliver to Purchaser, at or prior to the Closing, the written resignation (in form and substance reasonably satisfactory to Purchaser) of each officer and director of each Acquired Company from such officer’s and director’s corporate offices (but not such Person’s employment) with such Acquired Company, effective as of the Closing (or, at the option of Purchaser, a later time). Each such resignation shall: include a customary waiver and release, dated as of the Closing Date, by the resigning party; provided, that the foregoing waiver and release shall not cover claims arising from rights of such resigning party under or to: (a) any unpaid wages accrued in the ordinary course of business of the Company; (b) under this Agreement or the Transaction Documents; or (c) any claim that cannot be waived pursuant to an applicable Legal Requirement.

6.12    Payoff Letters. The Company shall, no later than three (3) Business Days prior to the Closing Date, obtain and deliver to Purchaser: (a) a copy of an executed payoff letter, in form and substance satisfactory to Purchaser, from each creditor with respect to the Indebtedness identified on Schedule 6.11 and any other Company Indebtedness that will be outstanding as of 11:59 p.m. (Eastern Time) on the day immediately preceding the Closing Date, which payoff letter (each such payoff letter, a “Payoff Letter”) shall: (i) indicate the aggregate amount required to be paid to such creditor on the Closing Date (including the outstanding principal amount, accrued and unpaid interest and any premium, penalty, fee, Expense, breakage cost or other payment required to be made with respect to such Indebtedness) in order to fully discharge all obligations with respect to such Indebtedness and provide wire transfer information for such payment; (ii) state that upon receipt of the amount described in clause “(i)” above, the instruments evidencing such Indebtedness shall be terminated; and (iii) state that all Liens and all guarantees in connection therewith relating to the assets and properties of the Acquired Companies securing such Indebtedness (if any) shall be, upon the payment of the amount described in clause “(i)” above on the Closing Date, released and terminated; (b) a UCC-3 termination statement terminating the security interests of each Person holding a security interest in the assets of any of the Acquired Companies in connection with the incurrence of the Indebtedness referred to in clause “(a)” above, if any; (c) forms of notices of termination for each account control agreement entered into in connection with the incurrence of the Indebtedness referred to in clause “(a)” above, if any; (d) forms of terminations for any intellectual property security agreements filed with the United States Patent and Trademark Office or United States Copyright Office in connection with the incurrence of the Indebtedness referred to in clause “(a)” above, if any; and (e) forms of notices of termination for any landlord or bailee waivers executed in connection with the incurrence of the Indebtedness referred to in clause “(a)” above, if any. The Company shall cause the Payoff Letters to be updated, as necessary, on the Closing Date.

6.13    Tail Insurance. Prior to the Closing, the Company shall purchase an extended reporting period endorsement under the Company’s existing directors’ and officers’ liability insurance coverage (the “D&O Tail”) for the Acquired Companies’ directors and officers in a form acceptable to Purchaser, which shall provide such directors and officers with coverage for six (6) years following the Closing and shall have a scope substantially similar to the existing coverage under, and have other terms not materially less favorable to the insured Persons than the terms of, the directors’ and officers’ liability insurance coverage currently maintained by the Company. During such six (6)-year period, the Company shall not amend or terminate the D&O Tail in a manner adverse to the directors and officers covered thereunder.

6.14    Notification and Consultation. During the Pre-Closing Period the Company shall cause the Acquired Companies to provide any notice required to be provided to, make any filing or registration required to be made with, and obtain any Consent required to be obtained from, any labor organization, works council or similar Entity, council, organization or Governmental Entity in connection with this Agreement, any other Transaction Document or the consummation of any of the Contemplated Transactions.
6.15    Restriction on Transfer. Each Seller agrees that, during the Pre-Closing Period, such Seller shall not directly or indirectly sell or otherwise transfer or dispose of, or pledge or otherwise permit to be subject to any Lien, any Company Security, or any direct or indirect beneficial interest therein.
6.16    Payment of Certain Liabilities. Prior to the Closing: (a) each Seller shall, and shall cause each of their respective Affiliates to, satisfy in full all outstanding amounts owing to each Acquired Company; and (b) the Company shall cause each Acquired Company to satisfy in full all outstanding amounts owing to Sellers or any of their respective Affiliates (other than accrued salary and business expenses incurred in the ordinary course of business).
6.17    Joinder Agreements. The Company shall cause each Person who exercises an Option or Warrant, or who otherwise becomes entitled to be issued any Shares during the Pre-Closing Period, to become a party to this Agreement by virtue of the execution and delivery of a Joinder Agreement. Upon the execution and delivery to Purchaser of a Joinder Agreement by such Person, such Person shall be deemed to be a Seller for all purposes under this Agreement.
6.18    Confidentiality.
(a)    Confidentiality. From the date hereof until the Closing, the parties shall keep confidential, and shall ensure that each of such party’s respective Affiliates and Representatives keeps confidential, and from and after the Closing each Seller shall keep confidential, and shall ensure that each of such Seller’s Affiliates and Representative keeps confidential, all Confidential Information, except:
(i)    to the extent that such information is required to be disclosed by applicable Legal Requirements, judicial process or the rules of any stock exchange; provided that, to the extent permitted by applicable Legal Requirements, the parties shall provide advance written notice of any such disclosure to the other parties so that such parties may seek an appropriate protective order (and, if such party seeks a protective order, the other parties shall cooperate, and shall cause their respective Affiliates and Representatives to cooperate, as the party seeking such protective order shall reasonably request at and at the expense of the party seeking such protective order), except that the immediately foregoing proviso shall not apply in the event of disclosure required by Legal Requirements, Governmental Entity or stock exchange rules to be made by Purchaser in its publicly available securities filings;
(ii)    to the extent that such information is disclosed by any party to its shareholders, members, limited partners, officers, directors, employees, accountants, auditors, legal counsels or financial advisors regarding the transaction contemplated hereunder who need to know such information or are required to be disclosed such information pursuant to a Contract or by applicable Legal Requirement; provided that such shareholders, members, limited partners, officers, directors, employees, accountants, auditors, legal counsels or financial advisors are bound by confidentiality obligations to such party expressly imposed by Contract or imposed by fiduciary or professional ethics obligation, applicable Legal Requirement or otherwise; and
(iii)    to the extent that the information is or has been made generally available to the public otherwise than through improper disclosure by any Seller.
(b)    Use Restrictions. No Seller shall use, and each Seller shall ensure that such Seller’s Affiliates and its and their respective Representatives do not use, any Confidential Information at any time following the date of this Agreement, other than to the extent necessary for such Seller’s performance of its obligations under this Agreement. Notwithstanding anything herein to the contrary, following Closing, the Sellers’ Representative shall be permitted to disclose information as required by law or to advisors and Representatives of the Sellers’ Representative and to the Sellers, in each case who have a need to know such information, provided that such persons are subject to confidentiality obligations with respect thereto.
6.19    Waiver of Pre-Emptive Rights and Restrictions. Each Seller hereby waives: (a) any rights to claim that any of the Contemplated Transactions do not conform to the requirements or other provisions of the Securityholders’ Agreements or the Charter Documents of any Acquired Company; (b) any rights of pre-emption, rights of first refusal, rights of approval, rights to notice, rights of co-sale, registration rights, information rights or other similar rights or restrictions that relate to any Company Securities, whether arising under the Charter Documents of any Acquired Company, any Contract, any Legal Requirement or otherwise; (c) any conflicts of interest that any director or officer of any Acquired Company or any Seller may have as a result of such Person’s relationship with such Acquired Company or such Person’s interest in any of the Contemplated Transactions; and (d) effective as of the Closing, any rights over any of the Company Securities conferred upon such Seller by the Charter Documents of the Acquired Companies, any Contract (other than the Transaction Documents), any Legal Requirement or otherwise. As of the Closing, each Seller’s right to receive the consideration set forth in this Agreement, on the terms and subject to the conditions set forth herein, shall constitute such Seller’s sole and exclusive right against any Acquired Company or Purchaser in respect of: (i) such Seller’s ownership of Company Securities or other securities of any Acquired Company or status as a securityholder of any Acquired

Company; or (ii) any Contract with the any Acquired Company pertaining to securities of any Acquired Company owned or held by such Seller or such Seller’s status as a securityholder of any Acquired Company.
6.20    Ancillary Agreements. Prior to the Closing, each Seller shall execute and deliver to Purchaser all agreements and documents set forth in Section 2.2 or Section 8 to be executed by such Seller.
6.21    Additional Key Employee Employment Agreements. Prior to the Closing, the Company shall cause no fewer than four (4) of the Tier 2 Key Employees to execute and deliver Employment Agreements.
6.22    Transfer of Minority Interest in India Subsidiary. Prior to the Closing, the Company shall (a) cause Amaresh Shirsat to transfer the one (1) share held by him in the India Subsidiary to a Person designated by the Purchaser and cooperate with Purchaser and the India Subsidiary in the taking of all steps and doing all things necessary in relation to such transfer in accordance with applicable Legal Requirements, including the provision of any necessary bank account information, and (b) cause the Acquired Companies to complete all actions set forth on Schedule 6.22 and obtain all deliverables contemplated thereby.
7.    CERTAIN COVENANTS OF THE PARTIES
7.1    Filings and Consents.
(a)    Notification. Each Seller and the Company, as applicable, shall promptly notify Purchaser upon the receipt of: (i) any communication from any official of any Governmental Entity in connection with any filing made in connection with any of the Contemplated Transactions; (ii) Knowledge of the commencement or threat of commencement of any Legal Proceeding by or before any Governmental Entity with respect to any of the Contemplated Transactions (and shall keep Purchaser informed as to the status of any such Legal Proceeding or threat); and (iii) any request by any Governmental Entity for any amendment or supplement to any filing made in connection with any of the Contemplated Transactions or any information required to comply with any Legal Requirement applicable to any of the Contemplated Transactions. Whenever any event occurs that is required to be set forth in an amendment or supplement to any filing made pursuant to this Agreement, each Seller and the Company, as applicable, shall (promptly upon learning of the occurrence of such event) inform Purchaser of the occurrence of such event and cooperate with Purchaser in filing with the applicable Governmental Entity such amendment or supplement.
(b)    Other Filings, etc. Subject to Section 1.1(a)(i), each party to this Agreement: (i) shall make all filings (if any) and give all notices (if any) required to be made and given by such party (or, in the case of the Company, any other Acquired Company) in connection with the Contemplated Transactions; (ii) shall use its commercially reasonable efforts to obtain each Consent (if any) required to be obtained (pursuant to any applicable Legal Requirement or Contract, or otherwise) by such party (or, in the case of the Company, any other Acquired Company) in connection with the Contemplated

Transactions, including the Consents set forth on Schedule 8.3(b); provided, however, that, (1) under no circumstances may any Acquired Company pay a fee to any third party in order to obtain any Consent pursuant to this Section 7.1(b) without Purchaser’s prior written consent and (2) the conduct of Purchaser shall under all circumstances remain subject to Section 1.1(a)(i)(i); and (iii) shall use reasonable efforts to lift any restraint, injunction or other legal bar to the Contemplated Transactions. Each such filing, and the form of each such notice or consent, shall be subject to the prior review and reasonable approval of Purchaser.
(c)    Limitations. Notwithstanding anything to the contrary contained in Section 7.1(b) or elsewhere in this Agreement, (i) Purchaser shall not have any obligation under this Agreement to: (A) propose, negotiate, commit to or effect, by consent decree, hold separate order or otherwise, the sale, divestiture, disposition or license (or similar arrangement) of, or limit Purchaser’s or any of its Subsidiaries’ or Affiliates’ freedom of action with respect to, any of the businesses, equity securities, product lines or assets of Purchaser, any of its Subsidiaries or Affiliates or any of the Acquired Companies, or otherwise propose, proffer or agree to any other requirement, obligation, condition, limitation or restriction on any of the businesses, equity securities, product lines or assets of Purchaser, any of its Subsidiaries or Affiliates or any of the Acquired Companies; (B) commence or contest, or cause any of its Subsidiaries or Affiliates to commence or contest, any Legal Proceeding relating to the Contemplated Transactions; (C) amend or modify any of Purchaser’s rights or obligations under any Transaction Document; or (D) directly or indirectly restructure, or commit to restructure, any of the Contemplated Transactions; and (ii) nether any Seller nor the Company shall, and the Company shall ensure that the other Acquired Companies do not, agree to take any of the actions described in clause “(A)” above without the prior written consent of Purchaser.
7.2    Public Announcements. From and after the date of this Agreement: (a) except as expressly contemplated by this Agreement, until such time as Purchaser makes a public announcement about the Contemplated Transactions, neither any Seller nor the Company shall (and the Company shall ensure that no Acquired Company and no Representative of any Acquired Company shall) issue or make any press release or public statement regarding (or otherwise disclose to any Person the existence or terms of) this Agreement or any of the Contemplated Transactions, without Purchaser’s prior written consent; and (b) following Purchaser’s public announcement of the Contemplated Transactions, each Seller and the Company (i) shall consult (and the Company shall ensure that each Acquired Company and each Representative of any Acquired Company consults) with Purchaser prior to issuing or making, and shall consider in good faith the views of Purchaser with respect to, any other press release or public statement regarding this Agreement or any of the Contemplated Transactions and (ii) shall only issue or make press releases or public statements, following the good faith consideration of Purchaser’s view required by the immediately preceding clause “(i),” that are consistent with and do not contradict the Purchaser’s public announcement of the Contemplated Transactions.
7.3    Tax Matters.
(a)    The Company shall prepare or cause to be prepared all Tax Returns of the Acquired Companies required to be filed before or on the Closing Date, in each case, consistent with the past practices of the relevant Acquired Company in all material respects, except as otherwise required by applicable Legal Requirements. The Company shall timely file, or cause to be timely filed, all such Tax Returns and timely pay, or cause to be timely paid, all Taxes shown as due thereon. Purchaser shall prepare and timely file, or cause to be prepared and timely filed, all Tax Returns of the Acquired Companies for Pre-Closing Tax Periods and Straddle Periods required to be filed after the Closing Date, in each case, consistent with the past practices of the relevant Acquired Company in all material respects, except as otherwise required by applicable Legal Requirements. To the extent any Tax Return described in the immediately preceding sentence reflects a Tax for which the Sellers could be liable for pursuant to this Agreement, Purchaser shall provide such Tax Return to the Sellers’ Representative for review and comment twenty (20) days prior to filing and shall consider in good faith any reasonable comments provided by the Sellers’ Representative with respect to such Tax Return prior to filing.
(b)    2020 Tax Returns. Notwithstanding anything to the contrary in this Agreement, following the Closing, the Company shall prepare (i) an amended U.S. federal income Tax Return for the 2020 Tax year of the Company, (ii) the required FBAR filing for the 2020 Tax year of the Company and (iii) any unfiled California local license and/or environmental Tax Returns of the Company (“2020 Tax Returns”). The Company shall provide to Purchaser for Purchaser’s review and approval drafts of the 2020 Tax Returns a reasonable period prior to the filing thereof, but in no event less than twenty (20) days prior to the filing thereof, and shall accept and reflect any reasonable comments from Purchaser with respect thereto. Purchaser shall cause the Company to timely file the 2020 Tax Returns.
(c)    In the case of any Tax that is payable with respect to any Straddle Period, the portion of any such Tax that is attributable to the portion of the period ending on the Closing Date shall: (i) in the case of Taxes that are either (A) based upon or related to income, profits or receipts or attributable to any amount required to be included in income under Sections 951 or 951A of the Code or (B) imposed in connection with any sale or other transfer or assignment of property (real or personal, tangible or intangible), be deemed to be equal to the amount that would be payable if the Tax period of the Acquired Companies (and each partnership in which any Acquired Company is a partner) ended with (and included) the Closing Date; provided, however, that any exemption, allowance or deduction that is calculated on an annual basis (including any depreciation or amortization deduction) shall be allocated between the period ending on and including the Closing Date and the period beginning after the Closing Date in proportion to the number of days in each period; and (ii) in the case of any Tax that is imposed on a periodic basis with respect to any Acquired Company and is not described in clause “(i)(A)” or clause “(i)(B)” above, be deemed to be an amount equal to the product of the amount of such Tax for the entire Straddle Period (or, in the case of any such Tax determined on an arrears basis, the amount of such Tax for the immediately preceding period), multiplied by a fraction, the numerator of which is the number of calendar days in the portion of the period ending on and including the Closing Date, and the denominator of which is the number of calendar days in the entire period. Notwithstanding anything to the contrary in this Agreement, Taxes attributable to a Pre-Closing Tax Period or the pre-Closing portion of any Straddle Period shall be calculated after giving effect to the utilization of any available net operating losses, Tax credits or similar Tax attributes (“Tax Attributes”) properly arising in, allocable or attributable to such Tax period (but not below zero) to that actually reduce or offset Taxes due for such Tax periods; provided; however, such calculation of Tax Attributes shall be (i) determined and applied on a jurisdiction-by-jurisdiction basis and by type of Tax and (ii) if related to R&D credits, as set forth on the R&D Schedule.
(d)    Not later than ten (10) days prior to the due date for the payment of Taxes with respect to any Tax Return that Purchaser has the responsibility to file pursuant to Section 7.3(a), Purchaser shall be entitled to be paid from the Escrow Fund (and Purchaser and the Sellers’ Representative shall jointly instruct the Escrow Agent to pay to Purchaser) the amount of Taxes for which Sellers are responsible pursuant to Section 11.2, as determined by Purchaser in good faith. For the avoidance of doubt, no payment made pursuant to this Section 7.3(d) shall relieve Sellers from their indemnification, compensation and reimbursement obligations pursuant to Section 11.2 to the extent the amount of Taxes as ultimately determined, on audit or otherwise, for the periods covered by any such Tax Return exceeds the amount of the payment made pursuant to this Section 7.3(d).
(e)    Prior to the Closing, the Company shall take all actions to ensure that: (i) any Tax allocation or Tax sharing agreements (other than a Contract entered into in the ordinary course of business the primary purpose of which is unrelated to Taxes) between any of the Acquired Companies, on the one hand, and any other Person, on the other hand, shall be terminated as of the Closing Date; and (ii) from and after the Closing Date, none of the Acquired Companies shall be obligated to make any payment pursuant to any such agreement for any past or future period.
(f)    Purchaser, Sellers and the Sellers’ Representative shall cooperate fully with each other in connection with the preparation of any Tax Return of, and with any audit examination or Legal Proceeding relating to any Liability relating to Taxes imposed on, any Acquired Company for any Pre-Closing Tax Period or Straddle Period, including furnishing or making available during normal business hours records, personnel (as reasonably required), books of account, drafts of unfiled Tax Returns (including amendments thereof) powers of attorney or other materials reasonably necessary or useful for the preparation of any such Tax Return, the conduct of any audit examination or the defense of any claim by any Taxing Authority relating to the imposition of any Tax; provided, however, that nothing in this Section 7.3(f) shall require Purchaser to provide the Sellers’ Representative or any Seller with any consolidated, combined, unitary or other Tax Return of Purchaser.
(g)    Purchaser on the one hand, and Sellers, on the other hand, shall each bear fifty percent (50%) of any sales, use, value added, transfer, stamp, registration, documentary, excise, real property transfer or gains, or similar Taxes incurred as a result of the transactions contemplated by this Agreement (“Transfer Taxes”) and the party required under any applicable Legal Requirement to file any Tax Return related to such Transfer Taxes shall file any required Tax Return. The Sellers, on the one hand, and the Purchaser on the other hand, shall each bear fifty percent (50%) of any costs or expenses after Closing related to the foregoing (“Transfer Tax Expenses”) and the party that pays such Transfer Tax Expenses shall be promptly reimbursed by the other party within five (5) Business Days of a demand therefor from the paying party. For the avoidance of doubt, any capital gains Taxes of Sellers arising from or attributable to the Contemplated Transactions shall be borne by the Sellers.
(h)    If, subsequent to the Closing, Purchaser, any of the Acquired Companies or the Sellers’ Representative receives notice of a tax audit, tax dispute or administrative, judicial or other proceeding by any Taxing Authority that, if successful, would reasonably be expected to result in an indemnity payment pursuant to this Agreement (a “Tax Controversy”), then within fifteen (15) days after receipt of such notice, Purchaser, the Acquired Company or the Sellers’ Representative, as the case may be, shall give written notice of such Tax Controversy to the other parties.  Purchaser shall control the contest or resolution of any Tax Controversy; provided, however, that Sellers’ Representative shall be entitled to participate in (but not control the conduct of) the defense of such Tax Controversy and to employ counsel of its choice for such purpose, the fees and expenses of which separate counsel shall be borne solely by the Sellers.  Purchaser shall not settle any Tax Controversy without the prior written consent of Sellers’ Representative, which consent shall not be unreasonably withheld, delayed or conditioned. To the extent the provisions of this Section 7.3(h) conflict with the provisions of Section 11.5, the provisions of this Section 7.3(h) shall control.
(i)    From and after the Closing, and (i) unless required by a Legal Requirement or (ii) except with respect to the 2020 Tax Returns, Purchaser and its Affiliates shall not, and shall not cause or permit any Acquired Company to, (X) amend any Tax Return of any Acquired Company with respect to any Pre-Closing Tax Period or the portion of any Straddle Period ending on the Closing Date, (Y) make any Tax election with respect to any Acquired Company that has effect for any Pre-Closing Tax Period or the portion of any Straddle Period ending on the Closing Date, including any election under Section 338 of the Code or similar election, or (Z) waive or extend the period applicable to any claim or assessment of Taxes or Tax Returns of any Acquired Company for any Pre-Closing Tax Period or the portion of any Straddle Period ending on the Closing Date, in each case without the prior written consent of the Sellers’ Representative, which consent will not be unreasonably withheld, conditioned or delayed, if any such action would reasonably be expected to give rise to an indemnity payment pursuant to this Agreement.
(j)    Except with respect to any Tax refunds arising from the carryback of any post-Closing Tax attribute, any refunds of Taxes paid with respect to any Pre-Closing Tax Period or the portion of any Straddle Period ending on the Closing Date that are actually received (in cash or in lieu of cash by credit) and that reduce cash Taxes paid by Purchaser or any Acquired Company after the Closing Date (any such amount, the “Pre-Closing Tax Refund”) shall be for the account of the Sellers to the extent that such Taxes were (A) paid by any Acquired Company prior to the Closing Date, (B) such Taxes were reflected in the calculation of the Accrued Tax Amount or the Company Transaction Expense Amount (in each case, as finally determined herein), or (C) the Sellers have otherwise borne, or indemnified Purchaser for, such Taxes. To the extent of any Pre-Closing Tax Refund due to Sellers hereunder, Purchaser shall pay over to the Paying Agent (for the benefit of and further distribution to the Sellers) any such Pre-Closing Tax Refund (or portion thereof), net of any (i) Taxes imposed with respect to the receipt or payment of such refund or credit and (ii) any reasonable costs or expenses incurred by Purchaser or any Acquired Company with respect to the receipt or payment of such refund or credit, within fifteen (15) Business Days after receipt thereof. Purchaser shall use reasonable efforts to cooperate with the Seller’s Representative in obtaining such Pre-Closing Tax Refunds. Notwithstanding anything to the contrary in this Agreement, should a Tax refund be due to Sellers under this Section 7.3(j), the Sellers shall be responsible for engaging and bearing the costs and expenses of an internationally recognized accounting firm (or the current accounting firm of the Company), as mutually agreed by the parties, to prepare the relevant calculations for refund, required amended Tax Return or claim for refund (“Refund Claim”) as contemplated herein. Purchaser shall have the right to review and approve any Refund Claim. To the extent any amount of refund is later disallowed by any Taxing Authority, the disallowed amount shall be promptly reimbursed by Sellers from the Escrow Fund and to the extent there are insufficient funds in the Escrow Fund, on a joint and severable basis. The provisions of this Section 7.3(j), shall apply mutatis mutandis to any research and development credit against payroll or similar Taxes.
7.4    Parachute Payments. Prior to the Closing Date, the Company shall submit to the stockholders of the Company (in a manner reasonably satisfactory to Purchaser) for execution and approval by stockholders of the Company as is required by the terms of Section 280G(b)(5)(B) of the Code a written consent in favor of a proposal to render the parachute payment provisions of Section 280G of the Code and the Treasury Regulations thereunder (collectively, “Section 280G”) inapplicable to any payments or benefits provided pursuant to Employee Benefit Plans, Company Associate Agreements, other Company Contracts or otherwise in connection with any of the Contemplated Transactions that might result, separately or in the aggregate, in the payment of any amount, or the provision of any benefit, that would not be deductible by reason of Section 280G or that would be subject to an excise Tax under Section 4999 of the Code (determined without regard to the exceptions contained in Section 280G(b)(4)) (collectively, the “Section 280G Payments”). The Company shall seek any such stockholder approval in a manner that satisfies all applicable requirements of Section 280G(b)(5)(B) of the Code and the Treasury Regulations thereunder. Prior to the submission to the stockholders of the Company of the written consent described in this Section 7.4 and any related disclosure of the Section 280G Payments, the Company shall deliver to Purchaser waivers, in form and substance satisfactory to Purchaser, duly executed by each Person who might receive any Section 280G Payment (each, a “280G Waiver”). The form and substance of all stockholder approval documents contemplated by this Section 7.4, including the 280G Waivers, disclosure statement and written consent, and any mathematical analysis of the Section 280G Payments, shall be subject to the prior review and approval of Purchaser. The Company shall: (a) provide such documentation and information to Purchaser no later than one (1) Business Day for its review and approval prior to soliciting 280G Waivers from the “disqualified individuals;” and (b) implement all reasonable and timely comments from Purchaser thereon. If any of the Section 280G Payments subject to a 280G Waiver fail to be approved by the voting stockholders as contemplated above, then such Section 280G Payments shall not be made or provided.
7.5    Commercially Reasonable Efforts. Subject to Section 1.1(a)(i), Purchaser, each Seller and the Company shall use their respective commercially reasonable efforts to take or cause to be taken all actions necessary to consummate the Share Purchase and make effective the other Contemplated Transactions on a timely basis. Prior to the Closing: (a) each Seller and the Company shall use their respective commercially reasonable efforts to cause the conditions set forth in Section 8 to be satisfied on a timely basis; and (b) Subject to Section 1.1(a)(i), Purchaser shall use its commercially reasonable efforts to cause the conditions set forth in Section 9 to be satisfied on a timely basis. Notwithstanding the foregoing, the Company shall not have any obligation to pay any consent or similar fee, “profit sharing” or similar payment or other consideration including increased rent or other similar payments or any amendments, supplements or other modifications to (or waivers of) the existing terms of any Company Contract to obtain any consent under any Company Contract except to the extent any such fee, payment or consideration is set forth in the terms of any Company Contract.

8.    CONDITIONS PRECEDENT TO OBLIGATIONS OF PURCHASER
The obligations of Purchaser to cause the Contemplated Transactions to be consummated are subject to the satisfaction (or waiver by Purchaser), at or prior to the Closing, of each of the following conditions:
8.1    Accuracy of Representations. (a) Each of the representations and warranties set forth in Section 3.1 (Organizational Matters), Section 3.2 (Capital Structure), Section 3.3 (Authority and Due Execution), Section 3.4 (Non-Contravention and Consents), Section 3.14 (Brokers’ and Finders’ Fees), Section 4.1 (Authority and Due Execution), Section 4.2 (Non-Contravention and Consents) and Section 4.6 (Brokers’ and Finders’ Fees) shall have been accurate in all respects as of the date of this Agreement and shall be accurate in all respects at and as of the Closing as if made at and as of the Closing (other than any such representations and warranties that by their terms are made as of a specific earlier date, which shall have been accurate in all respects as of such earlier date); and (b) each of the representations and warranties of Sellers and the Company contained in this Agreement (other than those referred to in clause “(a)” above) shall have been accurate in all respects as of the date of this Agreement and shall be accurate in all respects at and as of the Closing as if made at and as of the Closing (other than any such representations and warranties that by their terms are made as of a specific earlier date, which shall have been accurate in all respects as of such earlier date) except for such failures to be accurate as shall not have had, and would not reasonably be expected to have, a Material Adverse Effect; provided, however, that: for purposes of determining the accuracy of any of the representations and warranties referred to in clause “(b)” above, all materiality, “Company Material Adverse Effect” and similar qualifications limiting the scope of such representations and warranties shall be disregarded; and provided further that any update of or modification to the Disclosure Schedule made or purported to have been made on or after the date of this Agreement shall be disregarded.
8.2    Performance of Covenants. Each of the covenants and obligations that the Company or any Seller is required to comply with or to perform at or prior to the Closing under this Agreement shall have been complied with and performed in all respects.
8.3    Governmental and Other Consents; Expiration of Notice Periods.
(a)    Governmental Consents. All filings with and Consents of any Governmental Entity required or reasonably requested by Purchaser to be made or obtained in connection with the Contemplated Transactions shall have been made or obtained and shall be in full force and effect, and any waiting period (and any extension thereof) under any Legal Requirement preventing, prohibiting or otherwise restraining any of the Contemplated Transactions shall have expired or been terminated.
(b)    Other Consents. All Consents identified on Schedule 8.3(b) shall have been obtained and shall be in full force and effect.
(c)    No Restraint on Business. No action shall have been taken by any Governmental Entity, and no Legal Requirement or Order (whether temporary, preliminary or permanent) shall have been enacted, adopted or issued by any Governmental Entity, in connection with any of the Contemplated

Transactions materially limits or restricts the ownership, conduct or operation of (i) the business of Purchaser or any of its Affiliates, or (ii) the business of any Acquired Company or any Affiliate thereof following the Closing.
8.4    No Material Adverse Effect. There shall not have occurred any Material Adverse Effect, and no event or other Effect shall have occurred or circumstance or other Effect shall exist that, in combination with any other events, circumstances or other Effects, would reasonably be expected to have or result in a Material Adverse Effect.
8.5    No Restraints. No temporary restraining order, preliminary or permanent injunction or other Order preventing or otherwise impeding the consummation of any of the Contemplated Transactions shall have been issued by any court of competent jurisdiction or other Governmental Entity and remain in effect, and there shall not be any applicable Legal Requirement enacted or deemed applicable to the Contemplated Transactions that makes the consummation of any of the Contemplated Transactions illegal.
8.6    No Legal Proceedings. No Governmental Entity or other Person shall have commenced any Legal Proceeding that remains pending, or shall have threatened in writing to commence any Legal Proceeding: (a) challenging any of the Contemplated Transactions; (b) seeking recovery of a material amount of damages in connection with any of the Contemplated Transactions; (c) seeking to prohibit or limit the exercise by Purchaser of any material right pertaining to its ownership of stock of the Company; (d) that may have the effect of preventing, delaying, making illegal or otherwise interfering with any of the Contemplated Transactions; (e) seeking to compel the Company, any other Acquired Company, Purchaser or any Affiliate of Purchaser to dispose of or hold separate any material assets as a result of any of the Contemplated Transactions; or (f) that may result in the imposition of criminal liability on Purchaser, any Affiliate of Purchaser or any Acquired Company or any officer or director of Purchaser, any Affiliate of Purchaser or any Acquired Company in connection with any of the Contemplated Transactions.
8.7    Termination of Employee Plans. The Company shall have terminated the Employee Benefit Plans referred to in Section 6.5, and shall have provided Purchaser with reasonably satisfactory evidence thereof.
8.8    Section 280G Stockholder Approval. Either: (a) any Section 280G Payment subject to a 280G Waiver shall have been approved by stockholders of the Company holding the number of shares of Capital Stock required by the terms of Section 280G in order for each Section 280G Payment not to be deemed a parachute payment under Section 280G, with such approval having been obtained in a manner that satisfies all applicable requirements of Section 280G and Section 7.4; or (b) each Person who would otherwise have been entitled to any Section 280G Payment shall have duly executed and delivered to Purchaser the 280G Waiver referred to in Section 7.4.
8.9    Collection of Insider Receivables. The Company shall have received the payment in full of all outstanding Insider Receivables and shall have provided Purchaser with reasonably satisfactory evidence thereof.

8.10    Tail Insurance. The Company shall have purchased the D&O Tail in accordance with Section 6.13, and shall have provided Purchaser with reasonably satisfactory evidence thereof and of the total dollar amount of the premium paid or payable therefor and any other amounts paid or payable by the Company in connection with the D&O Tail.
8.11    Employees.
(a)    Each of the Tier 1 Key Employees and at least four (4) of the Tier 2 Key Employees shall: (i) have accepted the offer of employment contained in the Employment Agreement delivered to such Key Employee by countersigning such Employment Agreement and (ii) not have repudiated or terminated such Employment Agreement.
(b)    No Tier 1 Key Employee and no more than two (2) of the Tier 2 Key Employees shall: (i) have ceased to be employed by an Acquired Company; (ii) have expressed an intention to terminate such Person’s employment with an Acquired Company (other than by accepting an offer of employment with Purchaser or an Affiliate of Purchaser in accordance with the Employment Agreement delivered by Purchaser) or to terminate such Person’s employment with Purchaser or any Acquired Company after the Closing; or (iii) be unable to commence employment under such Person’s Employment Agreement after the Closing.
(c)    The Noncompetition Agreements executed by the Tier 1 Key Employees shall not have been repudiated or terminated.
8.12    No Outstanding Securities. Other than the Company Securities held by Sellers (including each Person deemed a Seller by virtue of such Person’s execution of a Joinder Agreement) set forth in the Closing Consideration Spreadsheet, no Person shall hold or own, beneficially or of record: (a) any outstanding Shares of the Company; (b) any other equity or voting interest in the Company; or (c) any other security of the Company.
8.13    FIRPTA Compliance. Purchaser shall have received the FIRPTA Statement and the FIRPTA Notification.
8.14    Other Closing Deliverables. Purchaser shall have received all of the agreements and documents set forth in Section 2.2, each of which shall be in full force and effect.
9.    CONDITIONS PRECEDENT TO OBLIGATIONS OF SELLERS
The obligation of Sellers to consummate the Contemplated Transactions is subject to the satisfaction (or waiver by the Company), at or prior to the Closing, of each of the following conditions:
9.1    Accuracy of Representations. Each of the representations and warranties made by Purchaser in this Agreement shall have been accurate in all material respects as of the date of this Agreement and shall be accurate in all material respects at and as of the Closing as if made at and as of the Closing, except where the failure of the representations and warranties of Purchaser to be accurate in all material respects would not reasonably be expected to have a material adverse effect on the ability of Purchaser to consummate the Share Purchase; provided, however, that for purposes of determining the accuracy of such representations and warranties, all materiality and similar qualifications limiting the scope of such representations and warranties shall be disregarded.
9.2    Performance of Covenants. The covenants and obligations that Purchaser is required to comply with or to perform at or prior to the Closing under this Agreement shall have been complied with and performed in all material respects, except where the failure to comply with or to perform such covenants or obligations would not reasonably be expected to have a material and adverse effect on the ability of Purchaser to consummate the Share Purchase.
9.3    No Restraints. No temporary restraining order, preliminary or permanent injunction or other Order preventing the consummation of the Share Purchase shall have been issued by any court of competent jurisdiction or other Governmental Entity and remain in effect, and there shall not be any applicable Legal Requirement enacted or deemed applicable to the Share Purchase that makes the consummation of the Share Purchase illegal.
10.    TERMINATION
10.1    Termination Events. This Agreement may be terminated prior to the Closing:
(a)    by the mutual written consent of Purchaser and the Company;
(b)    by Purchaser if the Closing has not taken place on or before 5:00 p.m. (Eastern Time) on the date that is sixty (60) days after the date of this Agreement (the “End Date”) and any condition set forth in Section 8 has not been satisfied or waived as of the time of termination (in each case, other than as a result of any failure on the part of Purchaser to comply with or perform any covenant or obligation of Purchaser set forth in this Agreement);
(c)    by the Company if the Closing has not taken place on or before 5:00 p.m. (Eastern Time) on the End Date and any condition set forth in Section 9 has not been satisfied or waived as of the time of termination (in each case, other than as a result of any failure on the part of the Company to comply with or perform any covenant or obligation set forth in this Agreement);
(d)    by Purchaser or the Company if: (i) a court of competent jurisdiction or other Governmental Entity shall have issued a final and nonappealable Order or shall have taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the Share Purchase; or (ii) there shall be any applicable Legal Requirement enacted, promulgated, issued or deemed applicable to the Share Purchase by any Governmental Entity that would make consummation of the Share Purchase illegal;
(e)    by Purchaser if Purchaser is not in material breach of any provision of this Agreement and either: (i) any representation or warranty of any Seller or the Company contained in this Agreement shall be inaccurate as of the date of this Agreement, or shall have become inaccurate as of a date subsequent to the date of this Agreement, such that any of the conditions set forth in Section 8.1 would not be satisfied; (ii) any of the covenants of any Seller or the Company contained in this Agreement shall have been breached such that the condition set forth in Section 8.2 would not be satisfied; or (iii) any Material Adverse Effect shall have occurred, or any event or other Effect shall have occurred or circumstance or other Effect shall exist that, alone or in combination with any other events, circumstances or other Effects, could reasonably be expected to have or result in a Material Adverse Effect; provided, however, that, in the case of clauses “(i)” and “(ii)” only, if an inaccuracy in any of the representations or warranties of any Seller or the Company as of a date subsequent to the date of this Agreement, or a breach of a covenant by any Seller or the Company, is curable by such Seller or the Company, as applicable, through the use of reasonable efforts within ten (10) days after Purchaser notifies the Company in writing of the existence of such inaccuracy or breach (the “Seller Cure Period”), then, so long as such Seller continues to exercise reasonable efforts during the Seller Cure Period to cure such inaccuracy or breach, Purchaser may not terminate this Agreement under this Section 10.1(e) as a result of such inaccuracy or breach prior to the expiration of the Seller Cure Period (it being understood that Purchaser may not terminate this Agreement pursuant to this Section 10.1(e) with respect to such inaccuracy or breach if such inaccuracy or breach is cured prior to the expiration of the Seller Cure Period); or
(f)    by the Company if neither the Sellers nor the Company are in breach of any provision of this Agreement and either: (i) any of Purchaser’s representations or warranties contained in this Agreement shall be inaccurate as of the date of this Agreement, or shall have become inaccurate as of a date subsequent to the date of this Agreement, such that the condition set forth in Section 9.1 would not be satisfied; or (ii) if any of Purchaser’s covenants contained in this Agreement shall have been breached such that the condition set forth in Section 9.2 would not be satisfied; provided, however, that if an inaccuracy in any of Purchaser’s representations or warranties as of a date subsequent to the date of this Agreement, or a breach of a covenant by Purchaser, is curable by Purchaser through the use of reasonable efforts within ten (10) days after the Company notifies Purchaser in writing of the existence of such inaccuracy or breach (the “Purchaser Cure Period”), then, so long as Purchaser continues to exercise reasonable efforts during the Purchaser Cure Period to cure such inaccuracy or breach, the Company may not terminate this Agreement under this Section 10.1(f) as a result of such inaccuracy or breach prior to the expiration of the Purchaser Cure Period (it being understood that the Company may not terminate this Agreement pursuant to this Section 10.1(f) with respect to such inaccuracy or breach if such inaccuracy or breach is cured prior to the expiration of the Purchaser Cure Period).
10.2    Termination Procedures. If Purchaser wishes to terminate this Agreement pursuant to Section 10.1, then Purchaser shall deliver to the Company a written notice stating that Purchaser is terminating this Agreement and setting forth a brief description of the basis on which Purchaser is terminating this Agreement. If the Company wishes to terminate this Agreement pursuant to Section 10.1, the Company shall deliver to Purchaser a written notice stating that the Company is terminating this Agreement and setting forth a brief description of the basis on which the Company is terminating this Agreement.

10.3    Effect of Termination. If this Agreement is terminated pursuant to Section 10.1, then all further obligations of the parties under this Agreement shall terminate and there shall be no liability on the part of any of the parties to this Agreement; provided, however, that: (a) no party to this Agreement shall be relieved of any obligation or liability arising from any prior material breach by such party of any representation or warranty, or any willful breach by such party of any covenant or obligation, contained in this Agreement; (b) Sellers and the Company shall, in all events, remain bound by and continue to be subject to the provisions set forth in Section 7.2; (c) the parties shall, in all events, remain bound by and continue to be subject to the provisions set forth in Section 12; and (d) Purchaser and the Company shall, in all events, remain bound by and continue to be subject to the Confidentiality Agreement.
11.    INDEMNIFICATION, ETC.
11.1    Survival of Representations, Etc.
(a)    General Survival. Subject to Sections 11.1(b), 11.1(c) and 11.1(f), the representations and warranties made by Sellers and the Company in this Agreement and the representations and warranties set forth in the Company Closing Certificate (in each case other than the Specified Representations), and the rights of the Indemnitees to be indemnified, compensated and reimbursed with respect to any breach of or inaccuracy in any of such representations and warranties, shall survive the Closing until 11:59 p.m. (Eastern Time) on the date that is twelve (12) months after the Closing Date; provided, however, that if, at any time prior to the expiration date referred to in this sentence, any Indemnitee delivers to the Sellers’ Representative a Notice of Claim alleging an inaccuracy in or breach of any such representation or warranty, then the claim asserted in such Notice of Claim shall survive such expiration date until such time as such claim is fully and finally resolved.
(b)    Specified Representations. Notwithstanding anything to the contrary contained in Section 11.1(a), but subject to Section 11.1(f), each Specified Representation, and the rights of the Indemnitees to be indemnified, compensated and reimbursed with respect to any breach of or inaccuracy in any Specified Representation, shall survive the Closing until 11:59 p.m. (Eastern Time) on the date that is sixty (60) days after the expiration of the statute of limitations (as it may be extended pursuant to Legal Requirements) applicable to such Specified Representation (as such statute of limitations pertains to the subject matter of such Specified Representation or to the ability of Purchaser or any third party to make a claim relating to a breach of such Specified Representation, whichever is later); provided, however, that if, at any time on or prior to the applicable expiration date referred to in this sentence, any Indemnitee delivers to the Sellers’ Representative a Notice of Claim alleging an inaccuracy in or breach of any Specified Representation, then the claim asserted in such Notice of Claim shall survive such expiration date until such time as such claim is fully and finally resolved.
(c)    IP Representations. Notwithstanding anything to the contrary contained in Section 11.1(a), but subject to Section 11.1(f), each IP Representation, and the rights of the Indemnitees to be indemnified, compensated and reimbursed with respect to any breach of or inaccuracy in any IP Representation, shall survive the Closing until 11:59 p.m. (Eastern Time) on the date that is the three (3) year anniversary of the Closing Date; provided, however, that if, at any time on or prior to the applicable expiration date referred to in this sentence, any Indemnitee delivers to the Sellers’ Representative a Notice of Claim alleging an inaccuracy in or breach of any IP Representation, then the claim asserted in such Notice of Claim shall survive such expiration date until such time as such claim is fully and finally resolved.
(d)    Covenants and Obligations. Subject to Section 11.1(f), the rights of the Indemnitees to be indemnified, compensated and reimbursed with respect to (i) any breach of any covenant or obligation of Sellers or the Company contained in this Agreement shall survive the Closing until the twelve (12) month anniversary of the Closing Date except any covenant or obligation of Sellers or the Company contained in this Agreement required to be performed after the Closing, which shall survive the Closing until 11:59 p.m. (Eastern Time) on the date that is sixty (60) days following the expiration of the period expressly contemplated by such covenants and obligations, or if no period is so expressly contemplated, shall survive until the expiration of the longest statute of limitations (as it may be extended) applicable to a breach of such covenant or obligation; provided, however, that if, at any time on or prior to the applicable expiration date referred to in this sentence, any Indemnitee delivers to the Sellers’ Representative a Notice of Claim alleging a breach of any such covenant or obligation, then the claim asserted in such Notice of Claim shall survive such expiration date until such time as such claim is fully and finally resolved.
(e)    Purchaser Representations and Covenants. All representations, warranties and covenants made by Purchaser in this Agreement or in any certificate referred to in this Agreement shall terminate and expire as of the Closing, and any liability of Purchaser with respect to such representations, warranties and covenants shall thereupon cease.
(f)    Fraud. Notwithstanding anything to the contrary contained in Sections 11.1(a), 11.1(b), 11.1(c) or 11.1(d) the limitations set forth in Sections 11.1(a), 11.1(b), 11.1(c) or 11.1(d) shall not apply in the event of any fraud on the part of an Indemnitor against whom liability is being asserted or on the part of any Acquired Company.
11.2    Indemnification.
(a)    Indemnification for Company Matters. From and after the Closing (but subject to Section 11.1), the Indemnitors shall, severally but not jointly, hold harmless and indemnify each of the Indemnitees from and against, and shall compensate and reimburse each of the Indemnitees for, any Damages that are directly or indirectly suffered or incurred at any time by any of the Indemnitees or that any of the Indemnitees may otherwise directly or indirectly become subject at any time (regardless of whether or not such Damages relate to any third party claim) and that arise directly or indirectly from or are a direct or indirect result of, or are directly or indirectly connected with:
(i)    any inaccuracy in or breach of any representation or warranty made by the Company in this Agreement as of the date of this Agreement (without giving effect to: (A) any materiality or similar qualification limiting the scope of such representation or warranty solely for purposes of determining the amount of Damages incurred; provided, however, that the foregoing shall not render references to “Material Contract” to mean “Contract” or “Company Contract”; or (B) any update or modification to the Disclosure Schedule made or purported to have been made on or after the date of this Agreement);
(ii)    any inaccuracy in or breach of any representation or warranty made by the Company (A) in this Agreement as if such representation or warranty was made at and as of the Closing or (B) in the Company Closing Certificate (in each case, without giving effect to (X) any materiality or similar qualification limiting the scope of such representation or warranty solely for purposes of determining the amount of Damages incurred; provided, however, that the foregoing shall not render references to “Material Contract” to mean “Contract” or “Company Contract” or (Y) any update or modification to the Disclosure Schedule made or purported to have been made on or after the date of this Agreement);
(iii)    regardless of the disclosure of any matter set forth in the Disclosure Schedule, any inaccuracy in or breach of any representation or warranty set forth in the Closing Consideration Spreadsheet Certificate or any inaccuracy in or omission of any information from the Closing Balance Sheet or the Closing Consideration Spreadsheet, including any failure to properly calculate or allocate the Adjusted Transaction Value, the Company Transaction Expense Amount or any other amount set forth in the Closing Consideration Spreadsheet;
(iv)    any breach of any covenant or obligation of Sellers, the Company or the Sellers’ Representative in this Agreement (other than any breach of any Individual Covenant by any Indemnitor);
(v)    regardless of the disclosure of any matter set forth in the Disclosure Schedule, any Liability of or with respect to any Acquired Company relating to any Tax, together with any Damages arising out of, in connection with or incidental to the determination, assessment or collection of any such Tax: (A) of or imposed on any Acquired Company or for which any Acquired Company is otherwise liable, or imposed on or with respect to any Indemnitee with respect to any Acquired Company, for any Pre-Closing Tax Period or for the portion of any Straddle Period ending on the Closing Date (as determined in accordance with Section 7.3(b)); (B) resulting from the inaccuracy in or breach of any of the representations and warranties set forth in Section 3.8 or Section 3.21(b)(xx) (determined without regard to (1) any materiality, Knowledge or similar qualification limiting the scope of each representation or warranty; or (2) any update or modification to the Disclosure Schedule made or purported to have been made on or after the date of this Agreement); (C) of or imposed on any member of an affiliated, consolidated, combined or unitary group of which any Acquired Company (or any predecessor to any Acquired Company) is or was a member on or prior to the Closing Date by reason of Treasury Regulation Section 1.1502-6(a) or any analogous or similar Legal Requirement; (D) of or imposed on any other Person for which any Acquired Company is or has been liable as a transferee or successor, by Contract or assumption or otherwise; (E) fifty percent (50%) of any Transfer Tax or Transfer Tax Expense; (F) of or imposed on Purchaser, any of its Affiliates, or, after the Closing Date, any Acquired Company, as a result of any amount required to be included in income by Purchaser, any of its Affiliates, or, after the Closing Date, any Acquired Company under Section 951 of the Code in respect of “subpart F income” (as defined in Section 952 of the Code) of any Acquired Company or under

Section 951A of the Code in respect of “global intangible low taxed income” of any Acquired Company, in each case, for the taxable period that includes the Closing Date and that, based on an interim closing of the books at the Closing Date, is attributable to the Pre-Closing Tax Period, (G) any liability of any Acquired Company under Section 965 of the Code or (H) any payroll or similar Taxes deferred pursuant to the CARES Act or any similar federal, state, local or foreign Legal Requirement, in each case, other than any Taxes included in the Accrued Tax Amount or the Company Transaction Expense Amount, in each case, that have actually resulted in a dollar-for-dollar reduction of the Adjusted Transaction Value;
(vi)    regardless of the disclosure of any matter set forth in the Disclosure Schedule, any claim asserted or held by any current, former or alleged stockholder, option holder, warrant holder or other security holder of the Company: (A) relating to this Agreement, any other Transaction Document or any of the Contemplated Transactions or any failure or alleged failure to comply with any provision of the Securityholders’ Agreements or the Charter Documents of any Acquired Company; (B) alleging or involving any ownership of, interest in or right to acquire any shares or other securities of any Acquired Company; or (C) that is in any way inconsistent with, or that involves an allegation of facts inconsistent with, any of the information set forth in Section 3.2, in Part 3.2 of the Disclosure Schedule or in the Closing Consideration Spreadsheet;
(vii)    regardless of the disclosure of any matter set forth in the Disclosure Schedule, any claim or right asserted or held by any Person who is or at any time was an officer, director, employee or agent of any Acquired Company involving a right or entitlement to indemnification, reimbursement or advancement of expenses or any other relief or remedy with respect to any act or omission on the part of such Person or any event or other circumstance that arose, occurred or existed at or prior to the Closing;
(viii)    (A) any Section 280G Payment made or required to be made by any Acquired Company or any other Person in connection with any of the Contemplated Transactions after the Closing; and (B) any damages to an Indemnitee for the failure of any Acquired Company or any other Person to make any such Section 280G Payment;
(ix)    any claim asserted or held by any Person that, if meritorious: (A) would constitute or give rise to an inaccuracy in or breach of any of the representations or warranties made by Sellers or the Company in this Agreement (without giving effect to: (1) any materiality or similar qualification limiting the scope of such representation or warranty solely for purposes of determining the amount of Damages incurred, provided, however, that the foregoing shall not render references to “Material Contract” to mean “Contract” or “Company Contract”, or (2) any update or modification to the Disclosure Schedule made or purported to have been made on or after the date of this Agreement); or (B) would otherwise constitute a matter described in Section 11.2(a); or
(x)    any fraud committed by any Acquired Company in connection with or relating to: (A) the negotiation, execution, delivery or performance of this Agreement or any other Transaction Document; (B) any of the Contemplated Transactions; or (C) the due diligence investigation conducted by Purchaser and its Affiliates and their respective Representatives with respect to the Acquired Companies (including any discussions or information regarding the Acquired Companies provided or otherwise made available in connection with the Contemplated Transactions); provided, however, that in no event shall any Indemnitor incur liability for an act of fraud that such Indemnitor did not commit, or instruct or direct any other Person to commit, in excess of such Indemnitor’s Pro Rata Share of the cap applicable to the underlying claim to which such fraud relates.
(b)    Indemnification by Each Individual Indemnitor. From and after the Closing, each Indemnitor, individually and not on behalf of any other Indemnitor, shall hold harmless and indemnify each of the Indemnitees from and against, and shall compensate and reimburse each of the Indemnitees for, any Damages that are directly or indirectly suffered or incurred at any time by any of the Indemnitees or that any of the Indemnitees may otherwise directly or indirectly become subject at any time (regardless of whether or not such Damages relate to any third party claim) and that arise directly or indirectly from or are a direct or indirect result of, or are directly or indirectly connected with:
(i)    any inaccuracy in or breach of any representation or warranty made by such Indemnitor in Section 4 of this Agreement as of the date of this Agreement (without giving effect to (A) any materiality or similar qualification limiting the scope of such representation or warranty solely for purposes of determining the amount of Damages incurred, or (B) any update or modification to the Disclosure Schedule made or purported to have been made on or after the date of this Agreement);
(ii)    any inaccuracy in or breach of any representation or warranty made by such Indemnitor (A) in Section 4 of this Agreement as if such representation or warranty was made at and as of the Closing or (B) in the Company Closing Certificate (in each case, without giving effect to (1) any materiality or similar qualification limiting the scope of such representation or warranty solely for purposes of determining the amount of Damages incurred or (2) any update or modification to the Disclosure Schedule made or purported to have been made on or after the date of this Agreement);
(iii)    any breach by such Indemnitor of any Individual Covenant;
(iv)    regardless of the disclosure of any matter set forth in the Disclosure Schedule, any transfer, documentary, sales, use, registration or other Tax incurred in connection with the sale, transfer or receipt of consideration in respect of any Company Securities held by such Indemnitor;
(v)    any claim asserted or held by any Person that, if meritorious: (A) would constitute or give rise to an inaccuracy in or breach of any of the representations or warranties made by Sellers or the Company in this Agreement (without giving effect to: (1) any materiality or similar qualification limiting the scope of such representation or warranty solely for purposes of determining the amount of Damages incurred, provided, however, that the foregoing shall not render references to “Material Contract” to mean “Contract” or “Company Contract”, or (2) any update or modification to the Disclosure Schedule made or purported to have been made on or after the date of this Agreement); or (B) would otherwise constitute a matter described in Section 11.2(b); or
(vi)    any fraud committed by such Indemnitor or which such Indemnitor instructed or directed another Person to commit in connection with or relating to: (A) the negotiation, execution, delivery or performance of this Agreement or any other Transaction Document; (B) any of the

Contemplated Transactions; or (C) the due diligence investigation conducted by Purchaser and its Affiliates and their respective Representatives with respect to the Acquired Companies (including any discussions or information regarding the Acquired Companies provided or otherwise made available in connection with the Contemplated Transactions).
(c)    Damage to Purchaser. The parties acknowledge and agree that if the Company suffers, incurs or otherwise becomes subject to any Damages as a result of or in connection with any inaccuracy in or breach of any representation, warranty, covenant or obligation set forth in this Agreement or in connection with any of the matters referred to in this Section 11.2, then (without limiting any of the rights of the Company as an Indemnitee) Purchaser shall also be deemed, by virtue of its ownership of the stock of the Company, to have incurred Damages as a result of and in connection with such inaccuracy or breach or in connection with such matters.
11.3    Limitations.
(a)    Mini-Basket and Threshold Amount. Subject to Section 11.3(b), no claim may be made by an Indemnitee pursuant to Section 11.2(a)(i) or Section 11.2(a)(ii) for any inaccuracy in or breach of any representation or warranty in this Agreement until such time as: (i) the amount of Damages that have been suffered or incurred by any one or more of the Indemnitees, or to which any one or more of the Indemnitees has or have otherwise become subject, with respect to an individual claim exceeds $20,000 (the “Mini-Basket”) (it being agreed and understood that (A) such claims shall not count towards or reduce the Threshold Amount unless and until the Mini-Basket has been met and (B) all Damages, whether in a single claim or in a group of related claims, relating to a particular fact, event, circumstance or occurrence (or a series of related facts, events, circumstances or occurrences, or facts, events, circumstances or occurrences having the same underlying, non-generic factual or legal basis) shall be aggregated for this purpose), in which case, subject to the following clause “(ii),” the Indemnitees shall be entitled to be indemnified against and compensated and reimbursed for all such Damages, including Damages subject to the Mini-Basket; and (ii) the total amount of all Damages (including the Damages arising from such inaccuracy or breach and all other Damages arising from any other inaccuracies or breaches of any representations or warranties) that have been suffered or incurred by any one or more of the Indemnitees, or to which any one or more of the Indemnitees has or have otherwise become subject, exceeds $800,000 (the “Threshold Amount”) in the aggregate. If the total amount of such Damages exceeds the Threshold Amount, then the Indemnitees shall be entitled to be indemnified against and compensated and reimbursed for all such Damages, including the Threshold Amount.
(b)    Applicability of Mini-Basket and Threshold Amount. The limitations set forth in Section 11.3(a) shall not apply to (and shall not limit the indemnification or other obligations of any Indemnitor for or with respect to): (i) inaccuracies in or breaches of any of the Specified Representations or the IP Representations; or (ii) the matters referred to in Sections 11.2(a)(iii) through 11.2(a)(x), except for the matters referred to in Section 11.2(a)(ix) with respect to any third party claim raising claims or alleging the occurrence of facts or circumstances that, if true, regardless of whether such third party claim is meritorious, would entitle an Indemnitee to indemnification solely pursuant to the provisions of Section

11.2(a)(i) or Section 11.2(a)(ii) with respect to any inaccuracy in or breach of any representation or warranty other than the Specified Representations or the IP Representations.
(c)    Liability Caps.
(i)    Cap for Breaches of General Representations. Subject to Section 11.3(b), the total dollar amount of the indemnification payments that the Indemnitors can be required to make to the Indemnitees pursuant to Section 11.2 resulting from the matters referred to in (A) Section 11.2(a)(i) and Section 11.2(a)(ii) and (B) Section 11.2(a)(ix) or Section 11.2(b)(v) with respect to any third party claim raising claims or alleging the occurrence of facts or circumstances that, if true, regardless of whether such third party claim is meritorious, would entitle an Indemnitee to indemnification solely pursuant to the provisions of Section 11.2(a)(i) and Section 11.2(a)(ii), shall be limited to the Indemnity Escrow Amount.
(ii)    Cap for Breaches of IP Representations. Subject to Section 11.3(b), the total dollar amount of the indemnification payments that the Indemnitors can be required to make to the Indemnitees pursuant to Section 11.2 resulting from (A) any inaccuracy in or breach of any IP Representation (without giving effect to (1) any materiality or similar qualification limiting the scope of such representation or warranty solely for purposes of determining the amount of Damages incurred or (2) any update or modification to the Disclosure Schedule made or purported to have been made on or after the date of this Agreement) and (B) Section 11.2(a)(ix) or Section 11.2(b)(v) with respect to any third party claim raising claims or alleging the occurrence of facts or circumstances that, if true, regardless of whether such third party claim is meritorious, would entitle an Indemnitee to indemnification in respect of any IP Representation, shall be limited to an amount equal to thirty percent (30%) of the Adjusted Transaction Value.
(d)    Applicability of Caps. The limitations set forth in Section 11.3(c) shall not apply to (and shall not limit the indemnification or other obligations of any Indemnitor for or with respect to): (i) inaccuracies in or breaches of any of the Specified Representations; (ii) any of the matters referred to in Sections 11.2(a)(iii) through 11.2(a)(x); or (iii) any of the matters referred to in Section 11.2(b). The limitation set forth in Section 11.3(c)(i) shall not apply to (and shall not limit the indemnification or other obligations of any Indemnitor for or with respect to any inaccuracy in or breach of any of the IP Representations. Subject to Section 12.3, the total amount of indemnification payments that each Indemnitor shall be required to make to the Indemnitees pursuant to Section 11.2 shall be limited to the aggregate amount of consideration such Indemnitor was entitled to receive (before deduction of any applicable withholding Taxes pursuant to Section 1.8) pursuant to Sections 1.4 and 1.7. It is understood that no Indemnitor shall be liable for Damages pursuant to Section 11.2(a) or other amounts payable by the Indemnitors pursuant to Section 1.7 in excess of such Indemnitor’s Pro Rata Indemnity Share of such Damages or such other amounts payable by the Indemnitors, except to the extent such Damages arise out of or result from fraud with respect to which such Indemnitor committed or instructed or directed another Person to commit.
(e)    Certain Limitations. Notwithstanding anything to the contrary herein, the Indemnitees shall not be entitled to indemnification pursuant to this Section 11 for any (i) Damages related to or arising from the amount or availability in any taxable period (or portion thereof) beginning after the Closing Date of any Tax asset or attribute of Acquired Company attributable to a Pre-Closing Tax Period, (ii) Taxes resulting from a breach of the representations or warranties contained in Section 3.8 and arising in a Tax period (or portion of a Tax period) beginning after the Closing Date, other than the representations and warranties in Sections 3.8(e), 3.8(f), 3.8(i), 3.8(j), 3.8(l), 3.8(p) or 3.8(aa) or (iii) Taxes arising from any transactions entered into on the Closing Date after the Closing outside of the ordinary course of business.
(f)    Effect of Indemnification Payments. To the extent permitted by applicable Legal Requirements, indemnification payments made pursuant to this Section 11 shall be treated by all parties as adjustments to the aggregate consideration paid to the Indemnitors for the Company Securities. To the extent that any Indemnitee has recovered all or any portion of its Damages with respect to any matter arising under one provision of this Agreement, such Indemnitor shall not be entitled to recover a second time for such Damages pursuant to other provisions of this Agreement.
(g)    Optionholder Limitations. Notwithstanding anything to the contrary herein, (i) the Indemnitees shall not be entitled to indemnification pursuant to this Section 11 or payment pursuant to Section 1.7(d)(i) from any Indemnitor who is a Non-Contributing Option Indemnitor (solely with respect to such Non-Contributing Option Indemnitor’s Pro Rata Share resulting from holding Outstanding Options) for any amounts in excess of the Escrow Funds; and (ii) no Non-Contributing Option Indemnitor shall have any obligation as an Indemnitor with respect to any amounts resulting from the calculation of Pro Rata Indemnity Share that will be the responsibility of the Contributing Option Indemnitors and Indemnitors holding Shares or Warrants.
11.4    No Contribution, Etc. Effective as of the Closing, the Sellers’ Representative and each Indemnitor: (a) expressly waives, and acknowledges and agrees that he, she or it shall not have and shall not exercise or assert (or attempt to exercise or assert), any right of contribution, right of indemnity, right to reimbursement or advancement of expenses or other right or remedy against any Acquired Company, whether in such Person’s capacity as a securityholder, director, officer, manager, Representative or otherwise, or pursuant to any Securityholders’ Agreement, Charter Document of any Acquired Company, any applicable Legal Requirement, any Contract or otherwise, in connection with any indemnification, compensation or reimbursement obligation or any other liability to which such Person becomes liable under this Agreement or any other Transaction Document (including, for the avoidance of doubt, rights to indemnification, reimbursement or advancement of any costs or expenses incurred by such Person relating to the investigation, evaluation or defense of any claim by any Indemnitee under this Section 11); and (b) expressly waives and releases any right of subrogation, contribution, advancement, reimbursement or indemnification and any other claim that the Sellers’ Representative or such Indemnitor may have, against Purchaser, any Affiliate of Purchaser or any Acquired Company. Without limiting the generality of the foregoing, other than the limitations expressly set forth in Section 11.3, the obligations and liability of any Indemnitor under this Section 11 shall not be eliminated, limited or otherwise adversely impacted in any way by any inaccuracy in, or breach of, any representation, warranty, covenant or obligation of the Company set forth in this Agreement, or by any other action or omission by any Acquired Company at or prior to the Closing.

11.5    Defense of Third-Party Claims.
(a)    In the event of the assertion or commencement by any Person of any claim or Legal Proceeding (whether against any Acquired Company, Purchaser or any other Person) with respect to which any Indemnitor may become obligated to hold harmless, indemnify, compensate or reimburse any Indemnitee pursuant to this Section 11 (including any claim or Legal Proceeding by or before any Governmental Entity relating to any Liability relating to Taxes of any Acquired Company), Purchaser shall have the right, at its election in its sole discretion, to proceed with the defense of such claim or Legal Proceeding on its own. If Purchaser so proceeds with the defense of any such claim or Legal Proceeding, then:
(i)    All reasonable expenses relating to the defense of such claim or Legal Proceeding shall be borne and paid exclusively by the Indemnitors pursuant to such Indemnitors’ Pro Rata Share (and in the case of an Individual Claim, shall by borne and paid exclusively by the applicable Indemnitor);
(ii)     the Sellers’ Representative (on behalf of the Indemnitors or in the case of an Individual Claim, the Indemnitor) shall be entitled to participate (and Purchaser shall cooperate with the Sellers’ Representative) in the defense of such claim or Legal Proceeding, at the expense of the Indemnitors or in the case of an Individual Claim, the Indemnitor, and appoint separate legal counsel of its choice for such purpose;
(iii)    each Indemnitor shall make available to Purchaser any documents or other materials in such Indemnitor’s possession or control or in the control of any of such Indemnitor’s Representatives that may be necessary or otherwise relevant to the defense of such claim or Legal Proceeding; and
(iv)    Purchaser shall have the right to settle, adjust or compromise such claim or Legal Proceeding; provided, however, that if Purchaser settles, adjusts or compromises any such claim or Legal Proceeding without the consent of the Sellers’ Representative, then such settlement, adjustment or compromise shall not be conclusive evidence of the amount of Damages incurred by the Indemnitee in connection with such claim or Legal Proceeding or whether an Indemnitee is entitled to be indemnified, held harmless, reimbursed or compensated hereunder (it being understood that: (i) if Purchaser requests that the Sellers’ Representative consent to a settlement, adjustment or compromise, then the Sellers’ Representative shall not unreasonably withhold, condition or delay such consent; (ii) the consent of the Sellers’ Representative with respect to any settlement, adjustment or compromise of any such claim or Legal Proceeding shall be deemed to have been given unless the Sellers’ Representative shall have objected within twenty (20) days after a written request for such consent by Purchaser; and (iii) if the Sellers’ Representative has consented to or deemed to have consented to any settlement, adjustment or compromise, then the Indemnitors shall have no power or authority to object under any provision of this Section 11 to the amount of such settlement, and the Indemnitees shall be entitled to recover the entire amount of such settlement and all other Damages relating to such claim or Legal Proceeding from the Indemnitors, or in the case of an Individual Claim, the Indemnitor); provided, however that the Purchaser shall not have the right to settle any Individual Claim against Indemnitee without the consent of the applicable Indemnitor, except to the extent the terms of such settlement include a full release of Indemnitor by the claimant from all liabilities or potential liabilities under such claim.
(b)    If Purchaser does not elect to proceed with the defense of any such claim or Legal Proceeding, then the Sellers’ Representative may proceed with the defense of such claim or Legal Proceeding at the expense of the Indemnitors with counsel reasonably satisfactory to Purchaser (or in the case of an Individual Claim, such applicable Indemnitor may proceed with the defense of such claim or Legal Proceeding at the expense of such Indemnitor); provided, however, that the Sellers’ Representative (or Indemnitor, as applicable) may not settle, adjust or compromise any such claim or Legal Proceeding without the prior written consent of Purchaser (which consent may not be unreasonably withheld, conditioned or delayed). Purchaser shall give the Sellers’ Representative prompt notice of the commencement of any Legal Proceeding against Purchaser or the Company with respect to which Purchaser intends to demand indemnification from the Indemnitors; provided, however, that any failure on the part of Purchaser to so notify the Sellers’ Representative shall not limit any of the obligations of the Indemnitors under this Section 11 (except to the extent such failure materially prejudices the defense of such Legal Proceeding).
11.6    Indemnification Claim Procedure. Any claim for indemnification, compensation or reimbursement pursuant to this Section 11 (whether or not related to a claim or Legal Proceeding asserted or commenced by a third party) shall be brought and resolved exclusively as follows (and, at the option of any Indemnitee, any claim based upon fraud may be brought and resolved as follows):
(a)    Notice of Claim. If any Indemnitee has or claims in good faith to have incurred, paid, accrued, reserved or suffered, or believes in good faith that it may incur, pay, accrue, reserve or suffer, Damages for which it is or may be entitled to be held harmless, indemnified, compensated or reimbursed under this Section 11 or for which it is or may be entitled to a monetary or other remedy (including in the case of a claim based on fraud), then such Indemnitee shall promptly deliver a notice of claim (a “Notice of Claim”) to the Sellers’ Representative (or, if the notice sets forth an Individual Claim, to the applicable Indemnitor). Each Notice of Claim shall: (i) contain a description of the facts and circumstances supporting such Indemnitee’s claim in reasonable detail; (ii) the nature of the breach of any representation, warranty or covenant or other claim to which such claim(s) is related; (iii) if practicable, contain a good faith, non-binding, preliminary estimate of the total dollar amount to which the Indemnitee might be entitled (the aggregate dollar amount of such estimate, as it may be modified by such Indemnitee from time to time, being referred to as the “Claimed Amount”); and (iv) state whether the claim described in such notice is being made pursuant to Section 11.2(a) (a “Collective Claim”), pursuant to Section 11.2(b) (an “Individual Claim”); provided, however, that failure to promptly deliver, or any deficiency in the content of, a Notice of Claim shall not relieve any Indemnitor of its indemnification obligations, except and only to the extent that such Indemnitor forfeits rights or defenses by reason of such failure. The Sellers’ Representative and the Indemnitors hereby waive, and agree not to assert, any rights or defenses they might otherwise have in connection with any delay by Purchaser or any other Indemnitee in delivering a Notice of Claim, provided that such Notice of Claim is delivered to the Sellers’ Representative prior to the expiration of the applicable survival period specified in Section 11.1.

(b)    Dispute Procedure. During the twenty (20)-day period commencing upon the delivery by an Indemnitee to the Sellers’ Representative (or, in the case of an Individual Claim, to the applicable Indemnitor) of a Notice of Claim (the “Dispute Period”), the Sellers’ Representative (or, in the case of an Individual Claim, to the applicable Indemnitor) may deliver to the Indemnitee who delivered the Notice of Claim a written response (the “Response Notice”) in which the Sellers’ Representative (or, in the case of an Individual Claim, to the applicable Indemnitor): (i) agrees that the full Claimed Amount is owed to such Indemnitee; (ii) agrees that part, but not all, of the Claimed Amount (the “Agreed Amount”) is owed to such Indemnitee; or (iii) states that no part of the Claimed Amount is owed to such Indemnitee. If the Response Notice is delivered in accordance with clause “(ii)” or clause “(iii)” of the preceding sentence, such Response Notice shall also contain a brief description of the facts and circumstances supporting the Sellers’ Representative’s (or, in the case of an Individual Claim, to the applicable Indemnitor) claim that only a portion or no part of the Claimed Amount is owed to the Indemnitee, as the case may be. Any part of the Claimed Amount that is not agreed to be owed to the Indemnitee pursuant to the Response Notice (or the entire Claimed Amount, if the Sellers’ Representative (or, in the case of an Individual Claim, to the applicable Indemnitor) asserts in the Response Notice that no part of the Claimed Amount is owed to the Indemnitee) is referred to in this Agreement as the “Contested Amount” (it being understood that the Contested Amount shall be modified from time to time to reflect any modifications by the Indemnitee to the Claimed Amount). If a Response Notice is not received by the Indemnitee prior to the expiration of the Dispute Period, then the Sellers’ Representative (or, in the case of an Individual Claim, to the applicable Indemnitor) shall be conclusively deemed to have agreed that the full Claimed Amount is owed to the Indemnitee.
(c)    Payment of Claimed Amount. If (x) the Sellers’ Representative (or, in the case of an Individual Claim, to the applicable Indemnitor) delivers a Response Notice to the Indemnitee agreeing that the full Claimed Amount is owed to the Indemnitee or (y) the Sellers’ Representative (or, in the case of an Individual Claim, to the applicable Indemnitor) does not deliver a Response Notice to the Indemnitee during the Dispute Period, then, within ten (10) Business Days following the earlier of the delivery of such Response Notice or the expiration of the Dispute Period:
(i)    in the case of a Collective Claim: (A) Purchaser and the Sellers’ Representative shall instruct the Escrow Agent to pay the Claimed Amount to the Indemnitee from the Escrow Fund in accordance with this Section 11.6 and the Escrow Agreement; and (B) if the amount available in the Escrow Fund (minus amounts actually recovered by Purchaser after application of its Setoff Rights) is insufficient to cover the full Claimed Amount, then, subject to the limitations provided for in Section 11.3, each Indemnitor shall pay such Indemnitor’s Pro Rata Indemnity Share of the amount of such shortfall to the Indemnitee; and
(ii)    in the case of an Individual Claim, subject to the limitations provided for in Section 11.3, the applicable Indemnitor shall pay the Claimed Amount to the Indemnitee.
(d)    Payment of Agreed Amount. If the Sellers’ Representative (or, in the case of an Individual Claim, to the applicable Indemnitor) delivers a Response Notice to the Indemnitee during the

Dispute Period agreeing that less than the full Claimed Amount is owed to the Indemnitee, then, within ten (10) Business Days following the delivery of such Response Notice:
(i)    in the case of a Collective Claim: (A) Purchaser and the Sellers’ Representative shall instruct the Escrow Agent to pay the Agreed Amount to the Indemnitee from the Escrow Fund in accordance with this Section 11.6 and the Escrow Agreement; and (B) if the amount available in the Escrow Fund (minus amounts recoverable by Purchaser after application of its Setoff Rights) is insufficient to cover the full Agreed Amount, then, subject to the limitations provided for in Section 11.3, each Indemnitor shall pay such Indemnitor’s Pro Rata Indemnity Share of the amount of such shortfall to the Indemnitee; and
(ii)    in the case of an Individual Claim, at Purchaser’s election in its sole discretion, (A)(1) Purchaser and the Sellers’ Representative shall instruct the Escrow Agent to pay the Agreed Amount to the Indemnitee from the Indemnitor’s Pro Rata Share of the Escrow Fund in accordance with this Section 11.6 and the Escrow Agreement; and (2) if the amount of such Indemnitor’s Pro Rata Share available in the Escrow Fund is insufficient to cover the full Agreed Amount, then, subject to the limitations provided for in Section 11.3, each Indemnitor shall pay such Indemnitor’s Pro Rata Indemnity Share of the amount of such shortfall to the Indemnitee or (B) subject to the limitations provided for in Section 11.3, the applicable Indemnitor shall pay the Agreed Amount to the Indemnitee.
(e)    Resolution Between the Parties. If the Sellers’ Representative (or, in the case of an Individual Claim, to the applicable Indemnitor) delivers a Response Notice to the Indemnitee during the Dispute Period indicating that there is a Contested Amount, then the Sellers’ Representative (or, in the case of an Individual Claim, to the applicable Indemnitor) and the Indemnitee shall attempt in good faith to resolve the dispute related to the Contested Amount. If the Indemnitee and the Sellers’ Representative (or, in the case of an Individual Claim, to the applicable Indemnitor) resolve such dispute, then their resolution of such dispute shall be binding on the Sellers’ Representative and the Indemnitors (or, in the case of an Individual Claim, to the applicable Indemnitor) and such Indemnitee and a settlement agreement stipulating the amount owed to the Indemnitee (the “Stipulated Amount”) shall be signed by the Indemnitee and the Sellers’ Representative (or, in the case of an Individual Claim, to the applicable Indemnitor). Within ten (10) Business Days following the execution of such settlement agreement (or such shorter period of time as may be set forth in such settlement agreement):
(i)    in the case of a Collective Claim: (A) Purchaser and the Sellers’ Representative shall instruct the Escrow Agent to pay the Stipulated Amount to the Indemnitee from the Escrow Fund in accordance with this Section 11.6 and the Escrow Agreement; and (B) if the amount available in the Escrow Fund is insufficient to cover the full Stipulated Amount, then, subject to the limitations provided for in Section 11.3, each Indemnitor shall pay such Indemnitor’s Pro Rata Indemnity Share of the amount of such shortfall to the Indemnitee; and
(ii)    in the case of an Individual Claim, at Purchaser’s election in its sole discretion, (A) (1) Purchaser and the Sellers’ Representative shall instruct the Escrow Agent to pay the Stipulated Amount to the Indemnitee from the Indemnitor’s Pro Rata Share of the Escrow Fund in accordance with this Section 11.6 and the Escrow Agreement; and (2) if the amount of such Indemnitor’s

Pro Rata Share available in the Escrow Fund is insufficient to cover the full Stipulated Amount, then, subject to the limitations provided for in Section 11.3, each Indemnitor shall pay such Indemnitor’s Pro Rata Indemnity Share of the amount of such shortfall to the Indemnitee or (B) subject to the limitations provided for in Section 11.3, the applicable Indemnitor shall pay the Stipulated Amount to the Indemnitee.
(f)    Dispute Resolution. If the Sellers’ Representative (or, in the case of an Individual Claim, to the applicable Indemnitor) and the Indemnitee are unable to resolve the dispute relating to any Contested Amount during the thirty (30)-day period commencing upon the delivery of the Response Notice to the Indemnitee, then either Purchaser or the Sellers’ Representative (or, in the case of an Individual Claim, to the applicable Indemnitor) may commence an action to resolve such dispute and enforce its rights with respect thereto in any court of competent jurisdiction in accordance with Section 12.9(b) (an “Unresolved Dispute”). Upon resolution of an Unresolved Dispute, within ten (10) Business Days following the entry of the final judgment of a court of competent jurisdiction, or such shorter period of time as may be set forth in such final judgment: (i) in the case of a Collective Claim, (A) Purchaser and the Sellers’ Representative shall instruct the Escrow Agent to pay the Indemnitee the amount awarded to the Indemnitee, if any, in such Unresolved Dispute (the “Award Amount”) from the Escrow Fund in accordance with this Section 11.6 and the Escrow Agreement; and (B) if the amount available in the Escrow Fund is insufficient to cover the full Award Amount, then, subject to the limitations provided for in Section 11.3, each Indemnitor shall pay such Seller’s Pro Rata Indemnity Share of the amount of such shortfall to the Indemnitee; or (ii) in the case of an Individual Claim, subject to the limitations provided for in Section 11.3, the applicable Indemnitor shall pay the Award Amount to the Indemnitee.
(g)    Release of Escrow Fund. Promptly and in no event later than five (5) Business Days after the twelve (12) month anniversary of the Closing Date (the “Release Date”), Purchaser shall notify the Sellers’ Representative in writing of the aggregate dollar amount that Purchaser determines in good faith to be necessary to satisfy: (i) all Unresolved Collective Claims as of the Release Date (such amount being referred to as the “Unresolved Collective Claim Retained Amount”); and (ii) all Unresolved Individual Claims as of the Release Date (each such amount applicable to a particular Indemnitor being referred to as such Indemnitor’s “Unresolved Individual Claim Retained Amount”). Within five (5) Business Days after the Release Date, Purchaser and the Sellers’ Representative shall, subject to Section 11.6(j), instruct the Escrow Agent to release to the Paying Agent from the Escrow Fund in accordance with the Escrow Agreement, for further distribution to each Indemnitor, the amount, if any, by which: (A) such Indemnitor’s Pro Rata Share of an amount, if positive, equal to (1) the amount remaining in the Escrow Fund (minus amounts actually recovered by Purchaser after application of its Setoff Rights) as of the Release Date minus (2) the Unresolved Collective Claim Retained Amount; exceeds (B) such Indemnitor’s Unresolved Individual Claim Retained Amount.
(h)    Resolution of Unresolved Collective Claims and Unresolved Individual Claims.
(i)    Following the Release Date, if an Unresolved Collective Claim is finally resolved, then within five (5) Business Days after the final resolution of such Unresolved Collective Claim and the delivery to the Indemnitee of any amount to be delivered to the Indemnitee from the

Escrow Fund pursuant to Section 11 with respect to such Unresolved Collective Claim, Purchaser and the Sellers’ Representative shall, subject to Section 11.6(j), instruct the Escrow Agent to release to the Paying Agent from the Escrow Fund in accordance with the Escrow Agreement, for further distribution to each Indemnitor, the amount, if any, by which: (A) such Indemnitor’s Pro Rata Share of an amount, if positive, equal to (1) the amount, if any, by which the Unresolved Collective Claim Retained Amount exceeds the aggregate of all amounts delivered to the Indemnitees following the Release Date upon the resolution of Unresolved Collective Claims (such excess being referred to as the “Remaining Collective Claim Retained Amount”) minus (2) the aggregate amount of the Claimed Amounts and Contested Amounts associated with all remaining Unresolved Collective Claims; exceeds (B) the aggregate amount of the Claimed Amounts and Contested Amounts associated with all remaining Unresolved Individual Claims applicable to such Indemnitor; provided, however, that if the Remaining Collective Claim Retained Amount is less than the amount to be delivered to the Indemnitee with respect to such Unresolved Collective Claim, then, subject to the limitations provided for in Section 11.3, each Indemnitor shall pay, within five (5) Business Days following the resolution of such Unresolved Collective Claim, such Indemnitor’s Pro Rata Indemnity Share of the amount of such shortfall to the Indemnitee.
(ii)    Following the Release Date, if an Unresolved Individual Claim is finally resolved, then, within five (5) Business Days after the final resolution of such Unresolved Individual Claim, Purchaser and the Sellers’ Representative shall, subject to Section 11.3, jointly instruct the Escrow Agent to release to the Paying Agent from the Escrow Fund in accordance with the Escrow Agreement, for further distribution to the applicable Indemnitor, the amount, if any, by which: (A) the amount, if positive, equal to (1) such Indemnitor’s Unresolved Individual Claim Retained Amount minus (2) the aggregate of all amounts delivered to such Indemnitee following the Release Date upon the resolution of Unresolved Individual Claims applicable to such Indemnitor (such excess being referred to as such Indemnitor’s “Remaining Individual Claim Retained Amount”); exceeds (B) the aggregate amount of the Claimed Amounts and Contested Amounts associated with all remaining Unresolved Individual Claims applicable to such Indemnitor; provided, however, that if such Indemnitor’s Remaining Individual Claim Retained Amount is less than the amount to be delivered to the Indemnitee with respect to such Unresolved Individual Claim, then, subject to the limitations provided for in Section 11.3, such Indemnitor shall pay, within five (5) Business Days following the resolution of such Unresolved Individual Claim, the amount of such shortfall to the Indemnitee.
(i)    Recourse to Escrow Fund. Other than with respect to Individual Claims, all claims by an Indemnitee for indemnification, compensation or reimbursement pursuant to this Section 11 shall be recovered: (i) first, from the Escrow Fund in accordance with the procedures set forth in this Section 11.6; and (ii) second, subject to the limitations set forth in Section 11.3, when either the Escrow Fund has been exhausted or the aggregate amount of the claims made by the Indemnitees for indemnification, compensation or reimbursement pursuant to this Section 11 exceeds the amount then remaining in the Escrow Fund, directly from the Indemnitors in accordance with their Pro Rata Indemnity Share (subject to Section 12.3 in the case of fraud).
(j)    Other Terms of Release of Escrow Fund. Notwithstanding anything to the contrary contained in this Agreement:

(i)    if an Individual Claim against an Indemnitor has been finally resolved but the amount determined to be owed to the applicable Indemnitee has not been paid by such Indemnitor in accordance with this Section 11.6 at the time that any portion of the Escrow Fund is to be released to such Indemnitor in accordance with Section 11.6(g) or Section 11.6(h), then Purchaser may, in its sole discretion, instruct the Escrow Agent to deduct from the amount that would otherwise be distributed to such Indemnitor, and pay to the applicable Indemnitee, the aggregate amount owed by such Indemnitor to such Indemnitee;
(ii)    each distribution to be made from the Escrow Fund to a particular Indemnitor shall be affected in accordance with the payment delivery instructions set forth in the Closing Consideration Spreadsheet (unless the Sellers’ Representative provides updated payment delivery instructions to Purchaser and the Escrow Agent); and
(iii)    all instructions delivered to the Escrow Agent pursuant to this Section 11.6 shall comply with the provisions of Sections 11.6(j)(i) and 11.6(j)(ii).
11.7    Setoff. In addition to Section 11.6 and any rights of setoff or other similar rights that Purchaser or any of the other Indemnitees may have at common law or otherwise, Purchaser shall have the right to withhold and deduct any sum that is or may be owed to any Indemnitee by any Indemnitor under this Section 11 from any amount otherwise payable by any Indemnitee to such Indemnitor under any Transaction Document or otherwise in connection with any of the Contemplated Transactions (the “Setoff Rights”). In furtherance of the foregoing, Purchaser agrees to apply any Setoff Rights then owed and payable against amounts owed or payable by any Indemnitor prior to seeking cash payment directly from such Indemnitor.
11.8    Exercise of Remedies Other Than by Purchaser. No Indemnitee (other than Purchaser or any successor thereto or assign thereof) shall be permitted to assert any claim for indemnification, compensation or reimbursement or exercise any other remedy under this Agreement unless Purchaser (or any successor thereto or assign thereof) shall have consented to the assertion of such claim for indemnification, compensation or reimbursement or the exercise of such other remedy.
11.9    Exclusive Remedy. Except in the event of any claim against any Indemnitor for any fraud committed by such Indemnitor or which such Indemnitor instructed or directed another Person to commit, and except for equitable non-monetary remedies and the remedies set forth in Section 11.7, from and after the Closing, the rights to indemnification, compensation and reimbursement set forth in this Section 11 shall be the sole and exclusive post-Closing monetary remedy of the Indemnitees for any Damages resulting from or arising out of any breach of this Agreement by the Company or the Indemnitors.
12.    MISCELLANEOUS PROVISIONS
12.1    Sellers’ Representative.

(a)    Appointment. Each Indemnitor hereby, or pursuant to the terms of a Joinder Agreement, as applicable, irrevocably nominates, constitutes and appoints Shareholder Representative Services LLC as the representative, agent and true and lawful attorney in fact of such Indemnitor as of the Closing for all purposes in connection with this Agreement and any related agreements (the “Sellers’ Representative”), with full power of substitution, to act in the name, place and stead of such Indemnitor for purposes of executing any documents and taking any actions that the Sellers’ Representative may, in the Sellers’ Representative’s sole discretion, determine to be necessary, desirable or appropriate in connection with any claim for indemnification, compensation or reimbursement under Section 11 and in connection with the matters described in Section 1.7. Shareholder Representative Services LLC hereby accepts the appointment as the Sellers’ Representative.
(b)    Authority. Each Indemnitor hereby grants to the Sellers’ Representative full authority to execute, deliver, acknowledge, certify and file on behalf of such Indemnitor (in the name of such Indemnitor or otherwise) any and all documents that the Sellers’ Representative may, in its sole discretion, determine to be necessary, desirable or appropriate, in such forms and containing such provisions as the Sellers’ Representative may, in its sole discretion, determine to be appropriate, in performing its duties as contemplated by this Section 12.1. Notwithstanding anything to the contrary contained in this Agreement or in any other agreement executed in connection with any of the Contemplated Transactions: (i) each Indemnitee shall be entitled to deal exclusively with the Sellers’ Representative on all matters relating to any claim for indemnification, compensation or reimbursement under Section 11 and on all matters described in Section 1.7; and (ii) each Indemnitee shall be entitled to rely conclusively (without further evidence of any kind whatsoever) on any document executed or purported to be executed on behalf of any such Person by the Sellers’ Representative, and on any other action taken or purported to be taken on behalf of any such Person by the Sellers’ Representative as, and each such document or action shall be, fully binding upon such Person.
(c)    Power of Attorney. Each Indemnitor recognizes and intends that the power of attorney granted in Section 12.1(a): (i) is coupled with an interest and is irrevocable; and (ii) shall survive the death, incapacity, dissolution, liquidation or winding up of any Indemnitor.
(d)    Replacement. If the Sellers’ Representative shall die, resign, become disabled or otherwise be unable to fulfill its responsibilities hereunder, then the Indemnitors shall (by consent of Indemnitors collectively having Pro Rata Shares in excess of fifty percent (50%)), within ten (10) days after such death, resignation, disability or inability, appoint a successor to the Sellers’ Representative (who shall be reasonably satisfactory to Purchaser) and immediately thereafter notify Purchaser of the identity of such successor. Any such successor shall succeed the Sellers’ Representative as the Sellers’ Representative hereunder. If for any reason there is no Sellers’ Representative at any time, then all references herein to the Sellers’ Representative shall be deemed to refer to the Indemnitors.
(e)    Exculpation. The Sellers’ Representative will incur no liability in connection with its services pursuant to this Agreement and any related agreements except to the extent resulting from its gross negligence, bad faith, fraud or willful misconduct. The Sellers’ Representative shall not be liable for any action or omission pursuant to the advice of counsel.

(f)    Indemnification. The Indemnitors shall indemnify the Sellers’ Representative against any reasonable, documented, and out-of-pocket losses, liabilities and expenses (“Representative Losses”) arising out of or in connection with this Agreement and any related agreements, in each case as such Representative Loss is suffered or incurred; provided, that in the event that any such Representative Loss is finally adjudicated to have been caused by the gross negligence, bad faith, fraud or willful misconduct of the Sellers’ Representative, the Sellers’ Representative will reimburse the Indemnitors the amount of such indemnified Representative Loss to the extent attributable to such gross negligence, bad faith, fraud or willful misconduct. Representative Losses may be recovered by the Sellers’ Representative from (i) the funds in the Expense Fund, (ii) the Escrow Fund, solely to the extent that and at such time as any amounts would be otherwise distributable to the Indemnitors, and (iii) any other funds that become payable to the Indemnitors under this Agreement at such time as such amounts would otherwise be distributable to the Indemnitors; provided, that while the Sellers’ Representative may be paid from the aforementioned sources of funds, this does not relieve the Indemnitors from their obligation to promptly pay such Representative Losses as they are suffered or incurred. In no event will the Sellers’ Representative be required to advance its own funds on behalf of the Indemnitors or otherwise. Notwithstanding anything in this Agreement to the contrary, any restrictions or limitations on liability or indemnification obligations of, or provisions limiting the recourse against non-parties otherwise applicable to, the Indemnitors set forth elsewhere in this Agreement are not intended to be applicable to the indemnities provided to the Sellers’ Representative hereunder. The foregoing indemnities will survive the Closing, the resignation or removal of the Sellers’ Representative or the termination of this Agreement.
(g)    Expense Fund. In furtherance of the foregoing, each Indemnitor authorizes Purchaser to withhold, or cause to be withheld, and deliver to the Sellers’ Representative at Closing, an aggregate amount equal to $300,000 (the “Expense Fund Amount”) from the amounts otherwise payable by Purchaser to the Indemnitors pursuant to Section 1.4 or Section 1.7, as applicable, with each Indemnitor contributing an amount equal to such Indemnitor’s Pro Rata Share of the Expense Fund Amount (such funds being referred to as the “Expense Fund”). In addition, each Indemnitor authorizes the Sellers’ Representative to instruct the Escrow Agent to deduct from any amounts to be released from the Escrow Fund and otherwise distributed to such Indemnitor in accordance with Section 11.6, an amount equal to such Indemnitor’s Pro Rata Share of any amounts to which the Sellers’ Representative is entitled pursuant to this Section 12.1. The Indemnitors agree that the Expense Fund will be used for the purposes of paying directly, or reimbursing the Sellers’ Representative for, any fees and expenses incurred in the performance of its duties pursuant to this Agreement and the Transaction Documents. The Indemnitors agree that the Sellers’ Representative is not providing any investment supervision, recommendations or advice and will not be liable for any loss of principal of the Expense Fund other than as a result of its gross negligence, bad faith, fraud or willful misconduct. The Indemnitors agree that the Sellers’ Representative is not acting as a withholding agent or in any similar capacity in connection with the Expense Fund and has no tax reporting or income distribution obligations with respect to any Indemnitor. The Indemnitors will not receive any interest or earnings on the Expense Fund and irrevocably transfer and assign to the Sellers’ Representative any ownership right that they may otherwise have had in any such interest or earnings. The Sellers’ Representative will hold the Expense Fund separate from its own funds, will not use the Expense Fund for its corporate purposes and will not voluntarily make the Expense

Fund available to its creditors in the event of bankruptcy. As soon as practicable following the completion of the Sellers’ Representative responsibilities, the Sellers’ Representative will deliver the balance of the Expense Fund to the Paying Agent for further distribution to the Indemnitors in accordance with their respective Pro Rata Shares. For tax purposes, the Expense Fund will be treated as having been received and voluntarily set aside by the Indemnitors at the time of the Closing.
(h)    Notwithstanding anything to the contrary in this Agreement or any other agreement entered into in connection with the Contemplated Transactions, after the Closing, the Sellers’ Representative shall only have the power or authority to act regarding matters pertaining to Indemnitors as a group and not individually, shall not have the power or authority to treat any particular Indemnitor in a manner different from any other Indemnitor (it being understood that treating the Indemnitors on the basis of their respective Pro Rata Shares or Pro Rata Indemnity Shares shall not be considered treating a particular Indemnitor differently than any other Indemnitor), and shall not have any power or authority to take any action (including by amending, modifying or waiving any provision of this Agreement or any other agreement entered into in connection with the Contemplated Transactions) or enter into any agreement that (i) adds to or results in an increase of any Indemnitor’s indemnity or other obligations or liabilities under this Agreement or any other agreement entered into in connection with the Contemplated Transactions (including without limitation imposing joint or joint and several liability on any Indemnitor or any change to the nature of the indemnity obligations or the limitations on each Indemnitor’s liability), (ii) results in the amounts payable under this Agreement or any other agreement entered into in connection with the Contemplated Transactions to any Indemnitor being distributed in any manner other than as specified pursuant to this Agreement and such other agreements, (iii) alters the consideration payable to any Indemnitor pursuant to this Agreement (except in accordance with the contingencies, conditions and other provisions set forth in this Agreement), (iv) binds any Indemnitor to any obligations or restrictions beyond the subject matter of an indemnifiable claim, in each case without such Indemnitor’s prior written approval, or (v) alters the authority of the Sellers’ Representative. For the avoidance of doubt, the Sellers’ Representative consenting to all or a portion of an indemnification claim, or entering into a settlement agreement with respect thereto, in accordance with the procedures, limitations of liability and Sellers’ Representative authority set forth in this Agreement (as of the date of this Agreement and as amended in compliance the terms of this Agreement) shall not be deemed to implicate or require the prior written approval of any Indemnitor pursuant to (i) through (iii) of the previous sentence.
12.2    Further Assurances. Each party hereto shall execute and cause to be delivered to each other party hereto such instruments and other documents, and shall take such other actions, as such other party may reasonably request (prior to, at or after the Closing) for the purpose of carrying out or evidencing any of the Contemplated Transactions.
12.3    No Waiver Relating to Claims for Fraud. The liability of any Indemnitor under Section 11 will be in addition to, and not exclusive of, any other liability that such Indemnitor may have at law or in equity based on any fraud committed by such Indemnitor or which such Indemnitor instructed or directed another Person to commit. Notwithstanding anything to the contrary contained in this Agreement, none of the provisions set forth in this Agreement, including the provisions set forth in

Section 11, shall be deemed a waiver by any party to this Agreement of any right or remedy which such party may have at law or in equity based on any fraud committed by any Person or which such Person instructed or directed another Person to commit, nor will any such provisions limit, or be deemed to limit: (a) the amounts of recovery sought or awarded in any such claim for fraud against such Person that committed such fraud or instructed or directed another Person to commit such fraud; (b) the time period during which a claim for fraud may be brought; or (c) the recourse which any such party may seek against another Person with respect to a claim for fraud committed by such Person or which such Person instructed or directed another Person to commit.
12.4    Fees and Expenses. Subject to Section 1.7(c)(ii) and Section 11, and except as set forth in Section 12.1 and this Section 12.4, each party to this Agreement shall bear and pay all fees, costs and expenses that have been incurred or that are incurred in the future by such party in connection with the Contemplated Transactions, including all fees, costs and expenses incurred by such party in connection with or by virtue of: (a) the investigation and review conducted by Purchaser and its Representatives with respect to the Acquired Companies’ business (and the furnishing of information to Purchaser and its Representatives in connection with such investigation and review); (b) the negotiation, preparation and review of this Agreement (including the Disclosure Schedule) and all agreements, certificates, opinions and other instruments and documents delivered or to be delivered in connection with the Contemplated Transactions; (c) the preparation and submission of any filing or notice required to be made or given in connection with any of the Contemplated Transactions and the obtaining of any Consent required to be obtained in connection with any of such transactions; and (d) the consummation of the Contemplated Transactions; provided, however, that: each of Purchaser and the Company shall bear and pay 50% of all fees and expenses, other than attorneys’ fees, as and when incurred in connection with the filing by Purchaser and the Company of any notice or other document under any applicable antitrust or competition-related Legal Requirement which shall be the responsibility of each party with respect to its own fees and expenses; provided further, that the Company shall be solely responsible (x) any Expense incurred in connection with the data room established in connection with the Contemplated Transactions; (y) any Expense incurred in connection with the Escrow Agreement or the maintenance of the Escrow Fund; and (z) any Expense incurred in connection with the Paying Agent Agreement.
12.5    Attorneys’ Fees. If any action, suit or other Legal Proceeding arising out of or relating to this Agreement or any of the Contemplated Transactions or the enforcement of any provision of this Agreement (other than with respect to a Disputed Item resolved in accordance with Section 1.7(c) or a claim for indemnification, compensation or reimbursement pursuant to Section 11 that is brought and resolved in accordance with Section 11) is brought by one party against any other party hereto, then the prevailing party shall be entitled to recover reasonable attorneys’ fees, costs and disbursements (in addition to any other relief to which the prevailing party may be entitled).
12.6    Notices. Any notice or other communication required or permitted to be delivered to any party under this Agreement shall be in writing and shall be deemed properly delivered, given and received: (a) if delivered by hand, when delivered; (b) if sent by registered, certified or first class mail, the third Business Day after being sent; (c) if sent by overnight delivery via a national courier service, two Business Days after being delivered to such courier; and (d) if sent by email, when sent, provided that (i)

the subject line of such email states that it is a notice delivered pursuant to this Agreement and (ii) the sender of such email does not receive a written notification of delivery failure. All notices and other communications hereunder shall be delivered to the address, facsimile number or email address set forth beneath the name of such party below (or to such other address or email address as such party shall have specified in a written notice given to the other parties hereto):
If to Purchaser:
Tenable, Inc.
6100 Merriweather Drive
Columbia, MD 21044
Attention: Stephen Riddick, General Counsel
Email: sriddick@tenable.com
with a copy (which shall not constitute notice) to:
Tenable Holdings, Inc.
6100 Merriweather Drive
Columbia, MD 21044
Attention: Stephen Riddick, General Counsel
Email: legal@tenable.com
with a copy (which shall not constitute notice) to:
Hogan Lovells US LLP
555 Thirteenth Street, NW
Washington, DC 20004
Attention: Mahvesh Qureshi
Email: mahvesh.qureshi@hoganlovells.com
If to the Company:
Accurics, Inc.
4695 Chabot Drive
Pleasanton, CA 94588
Attention: Piyush Sharma
Email: piyush@accurics.com
with a copy (which shall not constitute notice) to:
Wilson Sonsini Goodrich & Rosati
650 Page Mill Rd
Palo Alto, CA 94304

Attention: Raj S. Judge
Email: rjudge@wsgr.com
If to the Sellers’ Representative:
Shareholder Representative Services LLC
950 17th Street, Suite 1400
Denver, CO 80202
Attention: Managing Director
Email: deals@srsacquiom.com

12.7    Headings. The bold-faced and underlined headings contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement.
12.8    Counterparts; Execution and Exchange by Electronic Means. This Agreement may be executed in one or more counterparts, each of which shall for all purposes be deemed to be an original but all of which together shall constitute one and the same agreement. The execution and delivery of this Agreement by facsimile, electronic mail (including email, .pdf or other digital copies of signatures) or another form of electronic signature or transmission shall be sufficient to evidence the signatories’ intent to sign this Agreement and sufficient to bind the parties to the terms and provisions of this Agreement.
12.9    Governing Law; Dispute Resolution.
(a)    Governing Law. This Agreement, and any action, arbitration, suit or other legal proceeding arising out of or relating to this Agreement (including the enforcement of any provision of this Agreement), any of the Contemplated Transactions or the legal relationship of the parties to this Agreement (whether at law or in equity, whether in contract or in tort or otherwise), shall be governed by and construed and interpreted in accordance with the laws of the State of Delaware irrespective of the choice of laws principles of the State of Delaware, as to all matters, including matters of validity, construction, effect, enforceability, performance and remedies and in respect of the statute of limitations or any other limitations period applicable to any claim, controversy or dispute.
(b)    Forum and Venue. Except as otherwise provided in Section 1.7 and Section 11.6, any action, suit or other legal proceeding arising out of or relating to this Agreement (including the enforcement of any provision of this Agreement), any of the Contemplated Transactions or the legal relationship of the parties to this Agreement (whether at law or in equity, whether in contract or in tort or otherwise), including an action, suit or other legal proceeding based upon fraud, shall be brought or otherwise commenced exclusively in the state or federal courts located in the State of Delaware. Each party to this Agreement: (i) expressly and irrevocably consents and submits to the jurisdiction of each state and federal court located in the State of Delaware (and each appellate court located in the State of Delaware) in connection with any such action, suit or legal proceeding; (ii) agrees that each state and federal court located in the State of Delaware shall be deemed to be a convenient forum; and (iii) agrees not to assert (by way of motion, as a defense or otherwise), in any such action, suit or legal proceeding commenced in any state or federal court located in the State of Delaware, any claim that such party is not subject personally to the jurisdiction of such court, that such action, suit or legal proceeding has been brought in an inconvenient forum, that the venue of such action, suit or legal proceeding is improper or that this Agreement or the subject matter of this Agreement may not be enforced in or by such court. The parties hereby agree that mailing of process or other papers in connection with any such action, suit or legal proceeding in the manner provided in Section 12.6 or in such other manner as may be permitted by applicable Legal Requirements shall be valid and sufficient service thereof.
12.10    Successors and Assigns. This Agreement shall be binding upon: (a) the Company and its successors and permitted assigns (if any); (b) Purchaser and its successors and assigns (if any); (c) each Seller and such Seller’s successors and permitted assigns (if any); (d) the Sellers’ Representative and its successors and permitted assigns, if any; and (e) the Indemnitors. This Agreement shall inure to the benefit of: (i) the Company; (ii) Purchaser; (iii) the other Indemnitees; (iv) each Seller; (v) the Sellers’ Representative; and (vi) the respective successors and permitted assigns (if any) of the foregoing. Purchaser may freely assign any or all of its rights or obligations under this Agreement (including its rights under Section 11), in whole or in part, to any other Person without obtaining the consent or approval of any other party hereto or of any other Person. None of the Company, any Seller, any Indemnitor or the Sellers’ Representative subject to Section 12.1(d) shall be permitted to assign any of its rights or delegate any of its obligations under this Agreement without Purchaser’s prior written consent. Any attempted assignment or delegation by the Company, any Seller, any Indemnitor or the Sellers’ Representative in violation of this Section 12.10 shall be null and void.
12.11    Remedies Cumulative; Specific Performance. The rights and remedies of the parties hereto shall be cumulative (and not alternative). The parties to this Agreement agree that a breach by any party of any covenant, obligation or other provision set forth in this Agreement would cause irreparable harm, and that in the event of any breach or threatened breach of this Agreement: (a) the other party shall be entitled, without proof of actual damages and without being required to prove that money damages are an inadequate remedy (in addition to any other remedy that may be available to it) to (i) a decree or order of specific performance or mandamus to enforce the observance and performance of such covenant, obligation or other provision and (ii) an injunction restraining such breach or threatened breach; and (b) the other party shall not be required to provide any bond or other security in connection with any such decree, order or injunction or in connection with any related action, suit or other legal proceeding.
12.12    Waiver. No failure on the part of any Person to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any Person in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy. No Person shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such Person; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

12.13    Waiver of Jury Trial. Each of the parties hereto irrevocably waives any right to trial by jury in any action, suit or other legal proceeding arising out of or related to this Agreement or any of the Contemplated Transactions.
12.14    Amendments. This Agreement may not be amended, modified, altered or supplemented other than by means of a written instrument duly executed and delivered: (a) prior to the Closing Date, on behalf of the Company, Purchaser and the Sellers’ Representative; and (b) after the Closing Date, on behalf of Purchaser and the Sellers’ Representative (including acting for and on behalf of Sellers and the other Indemnitors).
12.15    Severability. In the event that any provision of this Agreement, or the application of any such provision to any Person or set of circumstances, shall be determined to be invalid, unlawful, void or unenforceable to any extent, the remainder of this Agreement, and the application of such provision to Persons or circumstances other than those as to which it is determined to be invalid, unlawful, void or unenforceable, shall not be impaired or otherwise affected and shall continue to be valid and enforceable to the fullest extent permitted by applicable Legal Requirements.
12.16    Parties in Interest. Except for the provisions of Section 11, which may be enforced by the Indemnitees as set forth in Section 11, none of the provisions of this Agreement is intended to provide any rights or remedies to any employee, creditor or other Person, other than Purchaser, Sellers, the Company and their respective successors and assigns (if any).
12.17    Entire Agreement. This Agreement and the other agreements referred to herein set forth the entire understanding of the parties hereto relating to the subject matter hereof and thereof and supersede all prior agreements and understandings among or between any of the parties relating to the subject matter hereof and thereof; provided, however, that the Confidentiality Agreement shall not be superseded by this Agreement and shall remain in effect in accordance with its terms until the earlier of: (a) the Closing; and (b) the date on which the Confidentiality Agreement is terminated or expires in accordance with its terms.
12.18    Disclosure Schedule. The Disclosure Schedule shall be arranged in separate parts corresponding to the numbered and lettered Sections and subsections contained in this Agreement, and the information disclosed in any numbered or lettered part shall be deemed to relate to and to qualify only the particular representation or warranty set forth in the corresponding numbered or lettered Section or subsection of this Agreement, except to the extent that: (a) such information is cross-referenced in another part of the Disclosure Schedule; or (b) it is reasonably apparent on the face of the disclosure (without reference to any document referred to therein or any independent knowledge on the part of the reader regarding the matter disclosed) that such information qualifies another representation or warranty in this Agreement. The mere listing of a document or other item in, or attachment of a copy thereof to, the Disclosure Schedule shall not be deemed adequate to disclose an exception to a representation or warranty made in this Agreement (unless the representation or warranty pertains directly to the existence of the document or other item itself).

12.19    Waiver of Conflicts Requiring Representation. Wilson Sonsini Goodrich & Rosati, P.C. (“WSGR”) has acted as counsel for the Company (collectively with the Sellers’ Representative, the “Company Parties”) in connection with this Agreement, the other Transaction Documents and the transactions contemplated hereby and thereby (the “Acquisition Engagement”) and, in that connection, not as counsel for any other Person, including Purchaser or any of its Affiliates (including, post-Closing, the Company).  Only the Company Parties shall be considered clients of WSGR in the Acquisition Engagement.  If the Sellers’ Representative or any Seller so desires, WSGR shall be permitted, without the need for any future waiver or consent, to represent the Sellers’ Representative or any Seller after the Closing in connection with any matter directly related to the matters contemplated by this Agreement or the other Transaction Documents, any other agreements referenced herein or therein or any disagreement or dispute relating thereto and may in connection therewith represent the agents or Affiliates of the Sellers’ Representative or the Sellers (not including, post-Closing, the Acquired Companies), in any of the foregoing cases including in any dispute, litigation or other adversary proceeding against, with or involving Purchaser, the Company or any of their agents or Affiliates; provided, however, that, if WSGR’s representation of any Seller or Sellers individually in connection with any matter directly related to the matters contemplated by this Agreement or the other Transaction Documents, any other agreements referenced herein or therein or any disagreement or dispute relating thereto involves claims against any other Seller, WSGR shall be required to obtain a waiver or consent from such Seller against whom such claim is against prior to such representation. To the extent that communications between the Sellers’ Representative acting in such capacity, on the one hand, and WSGR, on the other hand, relate to the Acquisition Engagement (the “Privileged Communications”), such communication shall be deemed to be attorney-client confidences that belong solely to the Sellers’ Representative, for and on behalf of the Sellers, and not the Company.  Neither Purchaser nor any of its Affiliates, including upon and after the Closing the Company, shall have access to (and Purchaser hereby waives, on behalf of each, any right of access it may otherwise have with respect to) the Privileged Communications, whether or not the Closing occurs.  Without limiting the generality of the foregoing, Purchaser acknowledges and agrees, for itself and on behalf of its Affiliates, including upon and after the Closing the Company, upon and after the Closing: (i) the Sellers’ Representative, for and on behalf of the Sellers, shall be the sole holder of the attorney-client privilege with respect to the Privileged Communications, and neither Purchaser nor any of its Affiliates, including the upon and after the Closing the Company, shall be a holder thereof; (ii) to the extent that files or work product of WSGR in respect of the Privileged Communications constitute property of the Company, only the Sellers’ Representative, for and on behalf of the Sellers, shall hold such property rights and have the right to waive or modify such property rights; and (iii) WSGR shall have no duty whatsoever to reveal or disclose any such attorney-client communications, files or work product to Purchaser or any of its Affiliates, including upon and after the Closing the Company, by reason of any attorney-client relationship between WSGR and the Company or otherwise; provided that, to the extent any communication, file or work product is both related and unrelated to the Privileged Communications, WSGR shall provide (and the Sellers’ Representative, for and on behalf of the Sellers, shall instruct WSGR to provide) appropriately redacted versions of such communications, files or work product to Purchaser or its Affiliates, including upon and after the Closing.  Notwithstanding and without limiting the foregoing, in the event that a dispute arises between any of Purchaser or upon and after the Closing, the Company or their Affiliates, on one hand, and any of the Sellers or the Sellers’ Representative (on behalf of the Sellers), on the other hand, concerning the matters contemplated in this

Agreement, Purchaser, for itself and on behalf of its Affiliates and upon and after the Closing, the Company, and its Affiliates, agrees that Purchaser, and upon and after the Closing, the Company, and their Affiliates shall not offer into evidence or otherwise attempt to use or assert the Privileged Communications against the Sellers’ Representative or the Sellers. Further, notwithstanding the foregoing, if a dispute arises between Purchaser or any Acquired Company, on the one hand, and a third party other than (and unaffiliated with) the Sellers and the Sellers’ Representative, on the other hand, after the Closing, then the Company may assert such attorney-client privilege to prevent disclosure of the Privileged Communications; and provided, further, that Purchaser and the Company may not waive such privilege without the prior written consent of the Sellers’ Representative.
12.20    Construction.
(a)    Interpretation. Unless the express context otherwise requires: (i) the words “hereof,” “herein,” and “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement; (ii) any reference to the masculine, feminine or neuter gender shall include all genders, the plural shall include the singular, and the singular shall include the plural; (iii) wherever the word “include,” “includes,” or “including” is used in this Agreement, it shall be deemed to be followed by the words “without limitation;” (iv) the word “or” shall be inclusive and not exclusive (for example, the phrase “A or B” means “A or B or both,” not “either A or B but not both”), unless used in conjunction with “either” or the like; (v) each reference to a Legal Requirement, statute, regulation or other government rule is to it as amended from time to time and, as applicable, is to corresponding provisions of successor Legal Requirements, statutes, regulations or other government rules; (vi) when calculating the period of time before which, within which or following which any act is to be done or step taken, the date that is the reference date in beginning the calculation of such period shall be excluded (for example, if an action is to be taken within two (2) days of a triggering event and such event occurs on a Tuesday, then the action must be taken by the end of the day on Thursday), and if the last day of such period is not a Business Day, the period in question shall end on the next succeeding Business Day; and (vii) each reference to a “party” means a party to this Agreement.
(b)    Ambiguities. The parties hereto agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not be applied in the construction or interpretation of this Agreement.
(c)    References. Except as otherwise indicated, all references to “Sections,” “Schedules” and “Exhibits” in this Agreement or in any Schedule or Exhibit to this Agreement are intended to refer to Sections of this Agreement and Schedules and Exhibits to this Agreement, respectively. Any Contract or statute defined or referred to in this Agreement or in Exhibit A means such Contract or statute, in each case, as from time to time amended, modified or supplemented, including (in the case of Contracts) by waiver or consent and (in the case of statutes) by succession or comparable successor statutes. Any Contract defined or referred to in this Agreement or in Exhibit A shall include all exhibits, schedules and other documents or Contracts attached thereto. Any statute defined or referred to in this Agreement or in Exhibit A shall include all rules and regulations promulgated thereunder.

(d)    Dollars; Exchange Rate. All references in this Agreement to “dollars” or “$” shall mean U.S. dollars. Except as otherwise provided in this Agreement, for purposes of translating an amount denominated in a currency other than (i) euros into euros as of a specified date, such amount shall be determined using the average closing mid-point rate for exchanges between such currency and euros quoted by the Wall Street Journal (U.S. Edition) for the trading day immediately preceding such date, or (ii) dollars into dollars as of a specified date, such amount shall be determined using the average closing mid-point rate for exchanges between such currency and dollars quoted by the Wall Street Journal (U.S. Edition) for the trading day immediately preceding such date. Notwithstanding the foregoing, for purposes of determining the amount of Damages suffered or incurred by an Indemnitee in connection with any claim under Section 11, any amount in respect of such claim, to the extent in a currency other than dollars, shall be converted from the applicable currency to dollars using the average closing mid-point rate for exchanges between such currency and dollars quoted by the Wall Street Journal (U.S. Edition) for the day that is two trading days prior to the date on which the related claim is resolved (through mutual agreement, arbitration or otherwise).
[Signature pages follow]
IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed and delivered as of the date first written above.

TENABLE, INC.,
a Delaware corporation

By:        /s/ Amit Yoran
Name:    Amit Yoran
Title:    President, Chief Executive Officer and Chairman

[Signature Page to Share Purchase Agreement]

ACCURICS, INC.,
a Delaware corporation

By:        /s/ Piyush Sharma
Name:    Piyush Sharma
Title:    Chief Executive Officer
[Signature Page to Share Purchase Agreement]

SHAREHOLDER REPRESENTATIVE SERVICES LLC,
a Colorado limited liability company, solely in its capacity as the Sellers’ Representative

By:    /s/ Sam Riffe
Name:    Sam Riffe
Title:    Managing Director
[Signature Page to Share Purchase Agreement]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed and delivered as of the date first written above.

PIYUSH SHARMA

By:    /s/ Piyush Sharma
Name:    Piyush Sharma

[Signature Page to Share Purchase Agreement]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed and delivered as of the date first written above.

ANKIT KURANI

By:    /s/ Ankit Kurani
Name:    Ankit Kurani

[Signature Page to Share Purchase Agreement]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed and delivered as of the date first written above.

WESTWAVE CAPITAL I, L.P.
By: WestWave GP I, LLC, its General Partner

By:    /s/ Warren Weiss
Name:    Warren Weiss
Title:    Managing Director
[Signature Page to Share Purchase Agreement]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed and delivered as of the date first written above.

WS INVESTMENT COMPANY, LLC (2020A)

By:    /s/ James Terranova
Name:    James Terranova
Title:    Managing Director
[Signature Page to Share Purchase Agreement]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed and delivered as of the date first written above.

WILLIAM MURPHY

By:    /s/ William Murphy
Name:    William Murphy

[Signature Page to Share Purchase Agreement]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed and delivered as of the date first written above.

INTEL CAPITAL CORPORATION

By:    /s/ Abhay Gadkari
Name:    Abhay Gadkari
Title:    Authorized Signatory
[Signature Page to Share Purchase Agreement]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed and delivered as of the date first written above.

ROBERT WALLACE

By:    /s/ Robert Wallace
Name:    Robert Wallace

[Signature Page to Share Purchase Agreement]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed and delivered as of the date first written above.

HEALTHCASE, LLC

By:    /s/ Arnab Sen
Name:    Arnab Sen
Title:    Managing Partner
[Signature Page to Share Purchase Agreement]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed and delivered as of the date first written above.

ASIF AWAN

By:    /s/ Asif Awan
Name:    Asif Awan

[Signature Page to Share Purchase Agreement]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed and delivered as of the date first written above.

FBV II, LLC
By: FBV 1S GP, LLC, its Manager

By:    /s/ Cherian Matthew
Name:    Cherian Matthew
Title:    Authorized Signatory
[Signature Page to Share Purchase Agreement]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed and delivered as of the date first written above.

FIREBOLT VENTURES FUND III, L.P.
By: Firebolt Ventures Fund GP III, LLC, its General Partner

By:    /s/ Cherian Matthew
Name:    Cherian Matthew
Title:    Authorized Signatory
[Signature Page to Share Purchase Agreement]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed and delivered as of the date first written above.

RICKHOUSE INVESTMENTS LLC

By:    /s/ Chetan V. Patel
Name:    Chetan V. Patel
Title:    Managing Member
[Signature Page to Share Purchase Agreement]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed and delivered as of the date first written above.

CHRISTOPHER SHORT

By:    /s/ Christopher Short
Name:    Christopher Short

[Signature Page to Share Purchase Agreement]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed and delivered as of the date first written above.

CLEARSKY SECURITY FUND I LLC

By:    /s/ Jay Leek
Name:    Jay Leek
Title:    Managing Director
[Signature Page to Share Purchase Agreement]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed and delivered as of the date first written above.

J.P. MORGAN TRUST COMPANY OF DELAWARE,
As Trustee of the Aggarwal Descendants’ Trust f/b/o SA

By:    /s/ Kathleen Kinne
Name:    Kathleen Kinne
Title:    Managing Director
[Signature Page to Share Purchase Agreement]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed and delivered as of the date first written above.

J.P. MORGAN TRUST COMPANY OF DELAWARE,
As Trustee of the Aggarwal Descendants’ Trust f/b/o AA

By:    /s/ Kathleen Kinne
Name:    Kathleen Kinne
Title:    Managing Director
[Signature Page to Share Purchase Agreement]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed and delivered as of the date first written above.

J.P. MORGAN TRUST COMPANY OF DELAWARE,
As Trustee of the Aggarwal Descendants’ Trust f/b/o TA

By:    /s/ Kathleen Kinne
Name:    Kathleen Kinne
Title:    Managing Director
[Signature Page to Share Purchase Agreement]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed and delivered as of the date first written above.

KRISHNA BHAGAVATHULA

By:    /s/ Krishna Bhagavathula
Name:    Krishna Bhagavathula

[Signature Page to Share Purchase Agreement]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed and delivered as of the date first written above.

SECURE OCTANE FUND I LP

By:    /s/ Mahendra Ramsinghani
Name:    Mahendra Ramsinghani
Title:    Managing Director
[Signature Page to Share Purchase Agreement]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed and delivered as of the date first written above.

NIRMAL KUMAR REDDY DANDALA

By:    /s/ Nirmal Kumar Reddy Dandala
Name:    Nirmal Kumar Reddy Dandala

[Signature Page to Share Purchase Agreement]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed and delivered as of the date first written above.

OMPRAKASH MOOLCHANDANI

By:    /s/ Omprakash Moolchandani
Name:    Omprakash Moolchandani

[Signature Page to Share Purchase Agreement]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed and delivered as of the date first written above.

PAWAN KUMAR

By:    /s/ Pawan Kumar
Name:    Pawan Kumar

[Signature Page to Share Purchase Agreement]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed and delivered as of the date first written above.

PRADEEP ASVANI

By:    /s/ Pradeep Asvani
Name:    Pradeep Asvani

[Signature Page to Share Purchase Agreement]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed and delivered as of the date first written above.

RUSSELL HUBBY

By:    /s/ Russell Hubby
Name:    Russell Hubby

[Signature Page to Share Purchase Agreement]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed and delivered as of the date first written above.

SABITH SOOPY

By:    /s/ Sabith Soopy
Name:    Sabith Soopy

[Signature Page to Share Purchase Agreement]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed and delivered as of the date first written above.

SACHIN AGGARWAL

By:    /s/ Sachin Aggarwal
Name:    Sachin Aggarwal

[Signature Page to Share Purchase Agreement]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed and delivered as of the date first written above.

SHARAD KUMAR

By:    /s/ Sharad Kumar
Name:    Sharad Kumar

[Signature Page to Share Purchase Agreement]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed and delivered as of the date first written above.

UPASONA K CAMPBELL

By:    /s/ Upasona K Campbell
Name:    Upasona K Campbell

[Signature Page to Share Purchase Agreement]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed and delivered as of the date first written above.

VIPUL PARMAR

By:    /s/ Vipul Parmar
Name:    Vipul Parmar

[Signature Page to Share Purchase Agreement]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed and delivered as of the date first written above.

VA TECHNOLOGY RESOURCES LLC

By:    /s/ Vishal Gupta
Name:    Vishal Gupta
Title:    Managing Partner
[Signature Page to Share Purchase Agreement]

EXHIBIT A
CERTAIN DEFINITIONS
For purposes of the Agreement (including this Exhibit A):
“2020 Tax Returns” has the meaning set forth in Section 7.3(b).
“280G Waiver” has the meaning set forth in Section 7.4.
“Accounting Principles” means GAAP applied in a manner consistent with the accounting methods, standards, policies, practices and estimation methodologies used to prepare the Financial Statements; provided, however, that in the event of any conflict between GAAP and such other methods, standards, policies, practices and methodologies, GAAP will govern.
“Accounting Referee” has the meaning set forth in Section 1.7(b).
“Accrued Tax Amount” means the aggregate dollar amount of all Taxes payable by the Acquired Companies with respect to any Pre-Closing Tax Period or the portion of any Straddle Period ending on the Closing Date (including any payroll Taxes, deferred payroll Taxes under the CARES Act or any similar federal, state, local or foreign Legal Requirement, employment-related Taxes, severance-related Taxes or similar Taxes) that remain unpaid as of the Closing (it being understood and agreed that: (a) for purposes of calculating the amount of such Taxes, (i) all federal income or other Taxes required to be reported by any Seller (or any Subsidiary of such Seller (other than the Acquired Companies)) on a consolidated, combined or unitary Tax Return with such Seller or any Affiliate of such Seller shall be excluded, and (ii) all Tax refunds and Tax receivables shall be excluded; (b) the Accrued Tax Amount shall not be less than zero; and (c) the Accrued Tax Amount shall be calculated after giving effect to the utilization of any Tax Attributes properly arising in, allocable or attributable to the Pre-Closing Tax Period or the pre-Closing portion of any Straddle Period, to reduce or offset Taxes due for such Tax periods; provided; however, such calculation of Tax Attributes shall be (i) determined and applied on a jurisdiction-by-jurisdiction basis and by type of Tax and (ii) if related to R&D credits, the Company shall provide to Purchaser within three (3) Business Days prior to the Closing, a schedule and/or other workpapers or calculations setting forth the basis for the credit and any offset to payroll Taxes as a result therefrom (the “R&D Schedule”). The Accrued Tax Amount shall not include any amount included in the Closing Indebtedness Amount or the Company Transaction Expense Amount and that actually resulted in a dollar-for-dollar reduction of the Adjusted Transaction Value.
“Acquired Company” means: (a) the Company; (b) each Subsidiary of the Company; and (c) for purposes of Section 3, each corporation or other Entity that has been merged into, that has been consolidated with or that otherwise is a predecessor to any of the Entities identified in clauses “(a)” and “(b)” above.
“Acquired Company Data” means any data stored or Processed by or on behalf of any Acquired Company.

“Acquired Company IP” means: (a) any Acquired Company Owned IP; and (b) any other Intellectual Property or Intellectual Property Right used or held for use in the business of any of the Acquired Companies as currently conducted and as they are currently planned by the Acquired Companies to be conducted according to the Company Roadmap.
“Acquired Company IP Contract” means any Company Contract that is a EULA or contains any assignment or license of, or any covenant not to assert or enforce, any Intellectual Property or Intellectual Property Right or that otherwise relates to any Acquired Company IP or any Intellectual Property developed by, with or for any of the Acquired Companies, including each Contract with a Company Associate or other IP Contributor, and including all Contracts required to be set forth on Part 3.11(b) or Part 3.11(c) of the Disclosure Schedule, all Non-Scheduled In-Licenses, and all Non-Scheduled Out-Licenses.
“Acquired Company IP Rights” means all Intellectual Property Rights owned or purported to be owned by any Acquired Company.
“Acquired Company Owned IP” means (A) any Intellectual Property in which any of the Acquired Companies has (or purports to have) an ownership interest and (B) any Acquired Company IP Rights.
“Acquired Company Privacy Policy” means each external or internal, past or present published privacy policy of any Acquired Company, including any policy relating to: (a) the privacy of users of any Acquired Company Web Site or Acquired Company Software; (b) the data protection, processing, security, collection, storage, disclosure or transfer of any Personal Data; or (c) any employee information.
“Acquired Company Registered IP” has the meaning set forth in Section 3.11(a)(i).
“Acquired Company Software” has the meaning set forth in Section 3.11(k).
“Acquired Company System” means any information technology or computer system (including software, hardware, equipment, and telecommunications infrastructure) for the transmission, storage, maintenance, organization, presentation, generation, processing or analysis of electronic or other data or information, in each case that is used in or necessary for the conduct of the business of any of the Acquired Companies (including any Acquired Company Web Site).
“Acquired Company Web Site” means any public or private website, social media page or mobile application owned, maintained or operated at any time by or on behalf of any of the Acquired Companies, including the website at www.accurics.com, and any online service made available by any Acquired Company.
“Acquisition Engagement” has the meaning set forth in Section 12.19.
“Acquisition Transaction” means any transaction or series of transactions involving: (a) the sale, license, sublicense or disposition of all or a material portion of any Acquired Company’s business or assets, including Intellectual Property and Intellectual Property Rights; (b) the grant, issuance, disposition or acquisition of: (i) any capital stock, unit, membership interest or other equity security of, or equity interest in, any Acquired Company; (ii) any option, call, warrant or right (whether or not immediately exercisable) to acquire any capital stock, unit or other equity security of, or equity interest in, any Acquired Company; or (iii) any security, instrument or obligation that is or may become convertible into or exchangeable for any capital stock, unit or other equity security of any Acquired Company; or (c) any merger, amalgamation, plan or scheme of arrangement, consolidation, business combination, reorganization or similar transaction involving any Acquired Company.
“Adjusted Transaction Value” means an amount equal to: (a) $160,000,000; plus (b) the Closing Cash Amount; plus (c) the Working Capital Surplus Amount; minus (d) the Working Capital Shortfall Amount; minus (e) the Company Transaction Expense Amount; minus (f) the Closing Indebtedness Amount; minus (g) the Accrued Tax Amount; plus (h) the Aggregate Exercise Amount.
“Adjustment Amount” has the meaning set forth in Section 1.7(a).
“Adjustment Escrow Amount” means $250,000.
“Affiliate” means, with respect to any Person, any other Person controlling, controlled by or under common control with such Person. For purposes of this definition and the Agreement, the term “control” (and correlative terms) means the power, whether by contract, equity ownership or otherwise, to direct the policies or management of a Person. The term “Affiliate” shall be deemed to include current and future “Affiliates.”
“Aggregate Exercise Amount” means the sum of (i) the aggregate exercise price of all Outstanding Options entitled to receive a portion of the Adjusted Transaction Value pursuant to Section 1.2(f) and (ii) the aggregate exercise price of the Outstanding Warrant.

“Aggregate Liquidation Preference Amount” means an amount equal to: (a) either (i) if the ratio of the Adjusted Transaction Value over the Fully Diluted Share Number (assuming all Shares and Warrants are converted) is less than the Series Seed Liquidation Preference Amount, the product of (A) the aggregate number of shares of Series Seed Preferred Shares that are issued and outstanding as of immediately prior to the Closing multiplied by (B) the Series Seed Liquidation Preference Amount or (ii) if the Residual Per-Share Amount is equal to or greater than the Series Seed Liquidation Preference Amount, $0.00 (the “Aggregate Series Seed Liquidation Preference”); plus (b) either (i) if the Residual Per-Share Amount is less than the Series A Liquidation Preference Amount, the product of (A) the aggregate number of shares of Series A Preferred Shares that are issued and outstanding as of immediately prior to the Closing multiplied by (B) the Series A Liquidation Preference Amount or (ii) if the Residual Per-Share Amount is equal to or greater than the Series A Liquidation Preference Amount, $0.00 (the “Aggregate Series A Liquidation Preference”).
“Aggregate Residual Amount” means the Adjusted Transaction Value, minus the Aggregate Liquidation Preference Amount.

“Agreed Amount” has the meaning set forth in Section 11.6(b).
“Agreement” means the Share Purchase Agreement to which this Exhibit A is attached (including the Disclosure Schedule).
“Anti-Corruption Law” has the meaning set forth in Section 3.13(g)(i).
“Award Amount” has the meaning set forth in Section 11.6(f).
“Beneficiaries” shall mean: (a) Purchaser; (b) each Affiliate of Purchaser (including the Acquired Companies following the Closing); and (c) the successors and assigns of each of the Persons referred to in clauses “(a)” and “(b)” above.
“Business” shall mean the business of the Acquired Companies and their Affiliates as of the Closing Date, including the cloud posture security management, infrastructure as code scanning, vulnerability and configuration remediation and continuous monitoring security business.
“Business Day” means any day other than: (a) a Saturday, Sunday or a federal holiday; or (b) a day on which commercial banks in Baltimore, Maryland are authorized or required to be closed.
“Capital Stock” means, collectively, the common stock of the Company, $0.00001 par value per share, and the preferred stock of the Company, $0.00001 par value per share.
“CARES Act” means Coronavirus Aid, Relief, and Economic Security Act, H.R. 748, 116th Cong., 2d Sess. (signed into law on March 27, 2020 and as may be amended from time to time) and any similar or successor federal, state, local and foreign law.
“Cash” means all cash of the Acquired Companies on a consolidated basis, calculated in accordance with GAAP; provided that Cash exclude any and all cash that is not freely usable, distributable or transferable (including because it is subject to restrictions, limitations, penalties or Taxes on use, distribution or transfer by applicable Legal Requirement or Contract) and other restricted balances (including security deposits, bond guarantees, collateral reserve accounts, amounts held in escrow); provided that the amount of Cash that is excluded pursuant to this definition because it is subject to Taxes on use, distribution or transfer by applicable Legal Requirement or Contract shall be limited to the amount of such Taxes.
“Channel Partner” has the meaning set forth in Section 3.17(d).
“Charter Document” means the certificate of incorporation, bylaws, memorandum of association, certificate of association, limited partnership agreement, operating agreement or equivalent governing document of an Entity.
“Claimed Amount” has the meaning set forth in Section 11.6(a).
“Closing” has the meaning set forth in Section 2.1.

“Closing Balance Sheet” has the meaning set forth in Section 1.6(b).
“Closing Cash Amount” means the aggregate dollar amount of consolidated cash and cash equivalents (other than restricted or trapped cash and cash equivalents) held by the Acquired Companies immediately after the Closing, determined in accordance with GAAP.
“Closing Consideration Spreadsheet” has the meaning set forth in Section 1.6(b).
“Closing Consideration Spreadsheet Certificate” has the meaning set forth in Section 2.2(c).
“Closing Date” has the meaning set forth in Section 2.1.
“Closing Indebtedness Amount” means the sum of, without duplication: (a) the aggregate dollar amount of Company Indebtedness immediately after the Closing; plus (b) the sum of the aggregate dollar amount paid and the aggregate dollar amount payable pursuant to the Payoff Letters; provided, however, that the Closing Indebtedness Amount shall not include any amount included in the Company Transaction Expense Amount or the Accrued Tax Amount and, in each case, actually resulted in a dollar-for-dollar reduction of the Adjusted Transaction Value.
“Closing Statement” has the meaning set forth in Section 1.7(a).
“Closing Working Capital Amount” means an amount equal to (a) the aggregate dollar amount of the consolidated current assets of the Acquired Companies (other than any asset that constitutes cash or cash equivalents or a Tax asset) immediately after the Closing, minus (b) the aggregate dollar amount of the consolidated current liabilities of the Acquired Companies (other than any liability that constitutes Company Indebtedness, a Company Transaction Expense or a Tax liability) immediately after the Closing including all obligations related to deferred revenue or customer prepayments and, for the avoidance of doubt, the Prorated Bonus Amount (provided that the Prorated Bonus Amount shall not exceed $275,000), in the case of each of clauses “(a)” and “(b),” determined in accordance with the Accounting Principles. Schedule 2 sets forth, for illustrative purposes only, the calculation of the Closing Working Capital Amount as if the Closing had occurred on the Interim Balance Sheet Date, assuming for these purposes that the Interim Balance Sheet was prepared in accordance with GAAP.
“Code” means the Internal Revenue Code of 1986, as amended.
“Collective Claim” has the meaning set forth in Section 11.6(a).
“Common Shares” means the 9,189,706 shares of common stock of the Company, $0.00001 par value per share.
“Company” has the meaning set forth in the introductory paragraph of the Agreement.
“Company Associate” means: (a) any current or former officer or other employee of any Acquired Company; or (b) any current or former independent contractor, consultant, or director of any Acquired Company.

“Company Associate Agreement” means each management, employment, severance, consulting, relocation, services, relocation, repatriation or expatriation agreement or other Contract between any Acquired Company and a Company Associate.
“Company Closing Certificate” has the meaning set forth in Section 2.2(i).
“Company Contract” means any Contract: (a) to which any Acquired Company is or has been a party; (b) by which any Acquired Company or any of its assets is or may become bound or under which any Acquired Company has, or may become subject to, any obligation; or (c) under which any Acquired Company has or may acquire any right or interest, including each Acquired Company IP Contract.
“Company Indebtedness” means any Indebtedness of any Acquired Company.
“Company Parties” has the meaning set forth in Section 12.19.
“Company Personal Property” means all of the machinery, equipment, fixtures, hardware, tools, motor vehicles, furniture, furnishings, leasehold improvements, office equipment, inventory, supplies, plant, spare parts and other tangible personal property owned, leased or used, or purported to be owned, leased or used, by any Acquired Company.
“Company Product” means: (a) any version, release, line, package or model of any product, service or solution, including Software, that is or has been distributed, made available, provided, performed, licensed or sold by or on behalf of any Acquired Company in any manner (including through a hosted service or similar arrangement), including Accurics Pro, Accurics Team, Accurics Enterprise, and Terrascan by Accurics; and (b) each Acquired Company Web Site, including the platforms and other Software used for each Acquired Company Web Site.
“Company Roadmap” means that certain product roadmap of the Company, which has been Made Available to Purchaser.
“Company Securities” means the Shares, Options and Warrants.
“Company Transaction Document” means each Transaction Document to which the Company is or will be a party or by which the Company is or will be bound, including the Agreement.
“Company Transaction Expense” means any Expense, whether paid or incurred prior to the date of the Agreement, during the Pre-Closing Period or at or after the Closing (and whether or not invoiced prior to the Closing), incurred or borne by or on behalf of any Acquired Company, or to or for which any Acquired Company is or becomes subject or liable, in connection with any of the Contemplated Transactions, including: (a) any Expense paid or payable by any Acquired Company to legal counsel or to any financial advisor, investment banker, consultant, broker, accountant or other Person that performed services for or provided advice to any Acquired Company or any Representative of any Acquired Company, or who is otherwise entitled to any compensation or payment from any Acquired Company, in connection with any of the Contemplated Transactions; (b) any Expense described in Section 12.4, including the Company’s portion of the fees and expenses referred to in both of the provisos thereto; (c) any Expense relating to the D&O Tail (including any premium paid or payable for the D&O Tail); (d) any Expense that arises or is expected to arise, or is triggered or becomes due or payable, as a direct or indirect result of, or in contemplation of, the consummation (whether alone or in combination with any other event or circumstance) of any of the Contemplated Transactions, including any change-in-control payment, stay bonus, retention payment, discretionary bonus, severance Expense or sum that may become payable pursuant to any “single trigger” or “double trigger” severance arrangement, bonus or similar payment, including, for the avoidance of doubt, the Ungranted Equity Award Cancellation Amount and excluding, for the avoidance of doubt, the Prorated Bonus Amount; (e) any Expense incurred by or on behalf of any stockholder of any Acquired Company or Representative of any Acquired Company in connection with or relating to the Agreement or any of the Contemplated Transactions or the process resulting in such transactions that any Acquired Company is or will be obligated to pay or reimburse before, at or after the Closing; (f) any Employment Tax; (g) any Expense incurred to obtain any third-party Consent under any Company Contract or from any Governmental Entity as a result of or in connection with any of the Contemplated Transactions; (h) any Expense incurred in connection with the data room established in connection with the Contemplated Transactions; and (i) any Expense incurred in connection with the actions contemplated by Section 6.22 or Section 2.2(y), including consideration payable in connection with the share transfer contemplated thereby.
“Company Transaction Expense Amount” means the aggregate dollar amount of Company Transaction Expenses that remain unpaid immediately after the Closing; provided, however, that the Company Transaction Expense Amount shall not include any amount included in the Closing Indebtedness Amount or the Accrued Tax Amount and that actually resulted in a dollar-for-dollar reduction of the Adjusted Transaction Value.
“Confidential Information” means: (a) all information that is owned, used or possessed by the Acquired Companies as of the Closing in connection with its business, held in any form, and any related goodwill; (b) all information that is owned, used or possessed by Purchaser or any of Purchaser’s Affiliates as of the Closing in connection with its business, held in any form, and any related goodwill; and (c) the terms of this Agreement and the other Transaction Documents, and all information relating to the discussions and negotiations among Sellers, the Acquired Companies, Purchaser and their respective Representatives or otherwise concerning the Contemplated Transactions.
“Confidentiality Agreement” means the Tenable, Inc. Mutual Non-Disclosure Agreement, dated as of October 5, 2020, between Tenable, Inc. and the Company, as amended by the Letter Agreement, dated December 23, 2020 between Tenable Holdings, Inc. and the Company.
“Consent” means any approval, consent, ratification, permission, waiver, Order or authorization (including any Permit).
“Contemplated Transactions” means all transactions and actions contemplated by the Agreement (including the Share Purchase) and all transactions and actions contemplated by the agreements, plans and other documents entered into or delivered in connection with, or referred to in, the Agreement.

“Contested Amount” has the meaning set forth in Section 11.6(b).
“Continuing Employee” means each individual who is an employee of the Company or any of its Subsidiaries immediately prior to the Closing and continues to be an employee of Purchaser or any entity of which the Purchaser owns, directly or indirectly, more than fifty percent (50%) of the stock or other equity interest entitled to vote on the election of the members of the board of directors or similar governing body (including the Company) immediately following the Closing.
“Contract” means any written, oral or other agreement, contract, license, sublicense, subcontract, settlement agreement, lease, power of attorney, arrangement, instrument, note, purchase order, warranty, insurance policy, benefit plan or legally binding commitment or undertaking of any nature.
“Contributing Option Indemnitor” means each of the Persons set forth on Schedule 4, attached hereto.
“COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions thereof or related or associate epidemics, pandemic or disease outbreaks.
“COVID-19 Measures” means any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester or any other Legal Requirement, Order, directive, or guidelines by any Governmental Entity in connection with or in response to COVID-19.
“D&O Tail” has the meaning set forth in Section 6.13.
“Damages” includes any loss, damage, injury, decline in value, lost opportunity, Liability, claim, demand, settlement, judgment, award, fine, penalty, Tax, fee (including reasonable attorneys’ fees), charge, cost (including costs of investigation) or Expense of any nature.
“Disclosure Schedule” means the schedule (dated as of the date of the Agreement) delivered to Purchaser on behalf of the Sellers and prepared in accordance with Section 12.18.
“Dispute Period” has the meaning set forth in Section 11.6(b).
“Disputed Item” has the meaning set forth in Section 1.7(b).
“Domain Name” means any Internet domain name, web address, uniform resource locator, social media handle, user name or account identifier, and all goodwill associated with any of the foregoing.
“Downwards Adjustment Amount” has the meaning set forth in Section 1.7(d)(i).
“Employee Benefit Plan” means any plan, program, policy, practice, Contract or other arrangement providing for compensation, severance, termination pay, deferred compensation, performance awards, bonus, commission, incentive, change in control or transaction-based, or retention payments, share or share-related awards (including Warrants), fringe benefits, vacation, sick leave, education or tuition benefits, relocation or moving benefits, retirement, supplemental retirement, pension, or profit sharing benefits, health, medical, dental, vision, life insurance, accidental death or dismemberment, disability or other employee benefits or remuneration of any kind, whether written, unwritten or otherwise, funded or unfunded, that is or has been maintained, contributed to, or required to be contributed to, by any Acquired Company for the benefit of any Company Associate, or with respect to which any Acquired Company has or may have any Liability.
“Employment Agreement” has the meaning set forth in the recitals to the Agreement.
“Employment Tax” means the employer portion of any payroll or employment Tax relating directly or indirectly to or resulting directly or indirectly from: (a) the payment (in whole or in part) of any consideration payable pursuant to Section 1; or (b) any payment that is contingent upon or payable as a result of the Closing or any of the Contemplated Transactions (whether alone or in combination with any other event or circumstance), including any change-in-control payment, severance Expense or sum that may become payable pursuant to any “single trigger” or “double trigger” severance arrangement, bonus or similar payment.
“End Date” has the meaning set forth in Section 10.1(b).
“Enforceability Exception” means the effect, if any, of: (a) applicable bankruptcy, insolvency, moratorium or other similar laws affecting the rights of creditors generally; and (b) rules of law governing specific performance, injunctive relief and other equitable remedies.
“Entity” means any corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization or entity.
“Environmental Law” means any Legal Requirement relating or pertaining to pollution or the regulation or protection of human health or safety, natural resources or the environment or the generation, use, sale, distribution, manufacture, processing, handling, collection, treatment, storage, transportation, recovery, recycling, removal, discharge, Release or disposal of or exposure to any Hazardous Material, including: (a) the Resource Conservation and Recovery Act, 42 U.S.C. § 6901 et seq., as amended; (b) the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. § 9601 et seq., as amended; (c) the Clean Water Act, 33 U.S.C. § 1251 et seq., as amended; (d) the Clean Air Act, 42 U.S.C. § 7401 et seq., as amended; (e) the Toxic Substances Control Act, 15 U.S.C. § 2601 et seq., as amended; (f) the Emergency Planning and Community Right-To-Know Act, 42 U.S.C. § 11001 et seq., as amended; (g) the Occupational Safety and Health Act, 29 U.S.C. § 651 et seq., as amended; (h) the Hazardous Materials Transportation Act, 49 U.S.C. §§ 5101 et seq., as amended; (i) the Safe Drinking Water Act, 42 U.S.C. §§ 300f et seq., as amended; (j) the Oil Pollution Act of 1990, 33 U.S.C. §§ 2701 et seq., as amended; and (k) any analogous Legal Requirement in any other country or other jurisdiction in which any Acquired Company conducts business.
“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” has the meaning set forth in Section 3.15(h).
“Escrow Agent” means PNC.
“Escrow Agreement” has the meaning set forth in Section 1.5(b).
“Escrow Amount” means an amount equal to the sum of: (a) the Adjustment Escrow Amount; plus (b) the Indemnity Escrow Amount.
“Escrow Fund” means, at any time, the aggregate funds and other assets then held in the escrow account established by depositing the Escrow Amount with the Escrow Agent in accordance with the Escrow Agreement to: (i) partially secure potential payments owed to Purchaser with respect to any finally determined Downwards Adjustment Amount pursuant to Section 1.7(d)(i); and (ii) partially secure the indemnification obligations of the Indemnitors to the Indemnitees pursuant to Section 11.
“Estimated Adjustment Amount” means an amount equal to: (a) the Closing Cash Amount, as set forth in the Closing Consideration Spreadsheet; plus (b) the Working Capital Surplus Amount, as set forth in the Closing Consideration Spreadsheet; minus (c) the Working Capital Shortfall Amount, as set forth in the Closing Consideration Spreadsheet; minus (d) the Closing Indebtedness Amount, as set forth in the Closing Consideration Spreadsheet; minus (e) the Company Transaction Expense Amount, as set forth in the Closing Consideration Spreadsheet.
“EULA” has the meaning set forth in Section 3.11(e).
“Expense” means any fee, cost, expense, payment, expenditure or Liability.
“Expense Fund” has the meaning set forth in Section 12.1(e).
“Expense Fund Amount” has the meaning set forth in Section 12.1(e).
“Fair Labor Standards Act” means the Fair Labor Standards Act of 1938, as amended.
“Final Adjustment Amount” means an amount equal to: (a) the Closing Cash Amount; plus (b) the Working Capital Surplus Amount; minus (c) the Working Capital Shortfall Amount; minus (d) the Closing Indebtedness Amount; minus (e) the Company Transaction Expense Amount, in each case, as finally determined in accordance with Section 1.7(b) or Section 1.7(c).
“Financial Statements” has the meaning set forth in Section 3.5(a).
“FIRPTA Notification” has the meaning set forth in Section 2.2(k).
“FIRPTA Statement” has the meaning set forth in Section 2.2(k).

“Foreign Export and Import Law” means any Legal Requirement of a foreign Governmental Entity regulating exports, imports or re-exports to or from such foreign country, including the export or re-export of any good, hardware, software, service or technical data.
“Foreign Governmental Body” means any foreign Governmental Entity, or any corporation or other Entity owned or controlled in whole or in part by any foreign Governmental Entity or any sovereign wealth fund, excluding any Governmental Entity included in the government of the United States.
“Foreign Official” means: (a) any officer or employee of a Foreign Governmental Body or any department, agency or instrumentality thereof (including a state-owned or state-controlled Entity); (b) any officer or employee of a public international organization; (c) any Person acting in an official capacity for or on behalf of any such Foreign Governmental Body or department, agency or instrumentality thereof, or for or on behalf of any public international organization or any political party; or (d) any party official or candidate of any party, excluding, in each case, any official of the government of the United States.
“Formation Date” means the February 12, 2019.
“Fully Diluted Share Number” means the sum of, without duplication: (a) the aggregate number of shares of Shares (including any such Shares that are Restricted Shares or are otherwise subject to a repurchase option or risk of forfeiture under any restricted stock purchase agreement or other Contract) that are issued and outstanding as of immediately prior to the Closing (including any such Shares that are subject to a repurchase option or risk of forfeiture under any restricted stock purchase agreement or other Contract); plus (b) if the Aggregate Series Seed Liquidation Preference is equal to $0.00, the aggregate number of Common Shares into which all shares of Series Seed Preferred Shares that are issued and outstanding as of immediately prior to the Closing are convertible immediately prior to the Closing; plus (c) if the Aggregate Series A Liquidation Preference is equal to $0.00, the aggregate number of Common Shares into which all shares of Series A Preferred Shares that are issued and outstanding as of immediately prior to the Closing are convertible immediately prior to the Closing; plus (d) the aggregate number of Common Shares purchasable under or otherwise subject to Outstanding Options and Outstanding Warrants; plus (e) the aggregate number of Common Shares purchasable under or otherwise subject to any rights (other than Options and Outstanding Warrants) to acquire Common Shares (whether or not immediately exercisable) outstanding immediately prior to the Closing; plus (f) the aggregate number of Common Shares that would be issuable upon the conversion of any convertible securities of the Company (other than Series Seed Preferred Shares and Series A Preferred Shares that are issued and outstanding as of immediately prior to the Closing) outstanding immediately prior to the Closing; provided, however, that the Fully Diluted Share Number shall not include any Company Securities cancelled for no consideration at or prior to the Closing pursuant to the Agreement or any other Transaction Document.
“GAAP” means United States generally accepted accounting principles, consistently applied.
“Government Contract” means any: (a) prime contract, grant agreement, cooperative agreement or other type of Contract with a Governmental Entity; or (b) subcontract under any such Contract.

“Government Official” means (i) any elected, appointed, or nominated official, officer, employee of a Governmental Entity (regardless of rank); (ii) any political party official or candidate for political office; or (iii) any person acting on behalf of a Governmental Entity, political party, or candidate for political office.
“Governmental Entity” means any: (a) multinational or supranational body exercising legislative, judicial or regulatory powers; (b) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (c) national, federal, state, provincial, local, municipal, foreign or other government; (d) instrumentality, subdivision, department, ministry, board, court, administrative agency or commission, or other governmental entity, authority or instrumentality or political subdivision thereof; or (e) any professional association or quasi-governmental or private body exercising any executive, legislative, judicial, regulatory, taxing, importing or other governmental functions.
“Grant Date” has the meaning set forth in Section 3.2(b).
“Hazardous Material” means any: (a) material, waste, substance, pollutant or chemical listed, defined, regulated, or for which standards of liability could be imposed under any Environmental Law; (b) asbestos; (c) polychlorinated biphenyl; (d) petroleum or petroleum product; (e) underground storage tank, whether empty, filled or partially filled with any substance; (f) substance the presence of which on the property in question is prohibited under any Environmental Law; (g) per- or poly-fluoroalkyl substances; (h) 1,4-dioxane; or (i) other substance that under any Environmental Law requires special handling or notification of or reporting to any Governmental Entity in its generation, use, handling, collection, treatment, storage, recycling, treatment, transportation, recovery, removal, discharge or disposal.
“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.
“Indebtedness” of any Person means, without duplication: (a) all obligations of such Person for borrowed money or with respect to any deposit or advance of any kind (whether long-term or short-term, whether or not represented by a bond, debenture, note or other security or instrument, whether or not convertible into any other security or instrument); (b) all obligations of such Person under any conditional sale or other title retention agreement relating to property acquired by such Person (other than trade accounts payable that were incurred in the ordinary course of business); (c) all obligations of such Person in respect of the deferred purchase price of any property or service (other than current accounts payable that were incurred in the ordinary course of business and are less than thirty (30) days past due); (d) all obligations of such Person to pay rent or other amounts under a lease of (or other arrangement conveying the right to use) real or personal property, or a combination thereof, which is required to be classified and accounted for as a capital lease on a balance sheet of such Person prepared in accordance with GAAP; (e) all outstanding reimbursement obligations of such Person with respect to any letter of credit, bankers’ acceptance or similar facility issued for the account of such Person; (f) all obligations of such Person under any agreement with respect to any swap, forward, future or derivative transaction or any option or similar agreement involving, or settled by reference to, any rate, currency, commodity, price of any equity or debt security or instrument or any economic, financial or pricing index or measure of economic, financial or pricing risk or value, or any similar transaction or combination of the foregoing transactions;

(g) all Indebtedness of another Person secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien on any property or other asset owned by such Person, whether or not the Indebtedness secured thereby has been assumed by such Person; (h) all guaranties, endorsements, assumptions and other contingent obligations of such Person in respect of, or to purchase or to otherwise acquire, any Indebtedness of another Person; and (i) all accrued interest, premiums, penalties, fees, Expenses, breakage costs and change of control payments required to be paid or offered in respect of any of the foregoing on prepayment (regardless of whether any of the foregoing has been paid as of any time of determination), as a result of the consummation of any of the Contemplated Transactions or any transaction in connection with any lender or securityholder Consent.
“Indemnitee” means each of the following Persons: (a) Purchaser; (b) Purchaser’s current and future Affiliates (including, following the Closing, the Acquired Companies); (c) the respective Representatives of the Persons referred to in clauses “(a)” and “(b)” above; and (d) the respective successors and assigns of the Persons referred to in clauses “(a),” “(b)” and “(c)” above; provided, however, that the Indemnitors shall not be deemed to be “Indemnitees.”
“Indemnitors” means Sellers and each holder of Options and/or Warrants.
“Indemnity Escrow Amount” means $16,000,000.
“India Subsidiary” means Accurics India Private Limited.
“Individual Claim” has the meaning set forth in Section 11.6(a).
“Individual Covenant” means: (a) any covenant or obligation set forth in Section 1.1, Section 1.3(a), Section 1.3(b), Section 1.6(a), Section 1.6(b), Section 1.9, Section 1.10, Section 2.2, Section 6.1(c), Section 6.3 (solely with respect to a Seller’s representations, warranties or covenants), Section 6.4, Section 6.8(b), Section 6.10, Section 6.15, Section 6.16(a), Section 6.18, Section 6.19, Section 6.20, Section 7.1(a), Section 7.1(b), Section 7.2, Section 7.3, Section 7.5, Section 11.2(b), Section 12.1, Section 12.2, Section 12.4 or Section 12.9; and (b) to the extent relating to a claim under Section 11.2(b), any other covenant or obligation set forth in Section 11.
“Information Privacy and Security Law” means any Legal Requirement concerning the privacy or data security with respect to Acquired Companies’ Processing of Personal Data.
“Insider Receivable” has the meaning set forth in Section 3.5(d).
“Insolvency Related Procedure” means, with respect to any Person, the occurrence of any of the following: (a) the filing of an application by such Person for, or a consent to, the appointment of a trustee or such similar officer appointed over or for any part of its assets of such Person’s assets; (b) the filing by such Person of a voluntary petition in bankruptcy or the filing of a pleading in any court of record admitting in writing such Person’s inability to pay its debts as they come due; (c) the making by such Person of a general assignment for the benefit of such Person’s creditors; (d) the filing by such Person of an answer admitting the material allegations of, or such Person’s consenting to, or defaulting in answering a bankruptcy petition filed against such Person in any bankruptcy proceeding; (e) the expiration of sixty (60) days following the entry of an order, judgment or decree by any court of competent jurisdiction adjudicating such Person bankrupt or appointing a trustee of such Person’s assets; or (f) any comparable action or procedure in any jurisdiction, including entering into any arrangement with its creditors in relation to unpaid debt, cessation of business or appointment of a liquidator.
“Intellectual Property” means, collectively: algorithms, application programming interfaces, apparatus, circuit designs and assemblies, gate arrays, IP cores, net lists, photomasks, semiconductor devices, test vectors, diagrams, formulae, inventions (whether or not patentable), know-how, logos, marks (including brand names, product names, logos and slogans), methods, network configurations and architectures, processes, proprietary information, protocols, schematics, specifications, Software, Software code (in any form including source code and executable or object code), subroutines, user interfaces, techniques, Domain Names, web sites, works of authorship and other forms of technology (whether or not embodied in any tangible form and including all tangible embodiments of the foregoing such as instruction manuals, laboratory notebooks, prototypes, samples, studies and summaries).
“Intellectual Property Rights” means all rights of the following types, which may exist or be created under the laws of any jurisdiction in the world, in each case whether registered or unregistered: (a) rights associated with works of authorship, including exclusive exploitation rights, copyrights, mask works and moral rights; (b) Trademark rights and similar rights; (c) Trade Secret rights and similar rights; (d) Patent and industrial property rights and similar rights; (e) intellectual property rights in databases and data collections; (f) other proprietary rights of any kind in or with respect to Intellectual Property; and (g) rights in or relating to registrations, renewals, extensions, combinations, divisions and reissues of, and applications for, any of the rights referred to in clauses “(a)” through “(f)” above.
“Interim Balance Sheet” has the meaning set forth in Section 3.5(a)(i).
“Interim Balance Sheet Date” has the meaning set forth in Section 3.5(a)(i).
“Interim Financial Statements” has the meaning set forth in Section 3.5(a)(i).
“IP Contributor” has the meaning set forth in Section 3.11(f)(ii).
“IP Representations” means the representations and warranties set forth in Section 3.11 (Intellectual Property and Related Matters).
“Joinder Agreement” means the Joinder Agreement in substantially the form of Exhibit F, attached hereto.
“Key Employee” means each of the Tier 1 Key Employees and Tier 2 Key Employees.
An individual shall be deemed to have “Knowledge” of a particular fact or other matter if: (a) such individual is actually aware of such fact or other matter; or (b) a prudent individual could reasonably be expected to have discovered or otherwise become aware of such fact or other matter under the circumstances by virtue of conducting a reasonable investigation. The Company shall be deemed to have “Knowledge” of a particular fact or other matter if any Person identified on Annex 1 to this Exhibit A is deemed to have Knowledge of such fact or other matter. A Seller that is an Entity shall be deemed to have “Knowledge” of a particular fact or other matter if any officer or director (or other similar position) of such Seller is deemed to have Knowledge of such fact or other matter.
“Leased Real Property” has the meaning set forth in Section 3.9(c).
“Legal Proceeding” means any action, suit, litigation, arbitration, claim, assessment, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, inquiry, audit, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Entity or any arbitrator or arbitration panel.
“Legal Requirement” means any national, federal, state, local, municipal, foreign, supranational or other law, statute, constitution, treaty, principle of common law, directive, resolution, ordinance, code, edict, Order, rule, guideline, settlement, regulation or requirement issued, enacted, adopted, promulgated, entered, implemented or otherwise put into effect by or under the authority of any Governmental Entity or European body.
“Liability” means any debt, obligation, duty or liability of any nature (including any unknown, undisclosed, unmatured, unaccrued, unasserted, contingent, indirect, conditional, implied, vicarious, derivative, joint, several or secondary liability), regardless of whether such debt, obligation, duty or liability would be required to be disclosed on a balance sheet prepared in accordance with GAAP and regardless of whether such debt, obligation, duty or liability is immediately due and payable.
“Lien” means any lien, pledge, hypothecation, charge, mortgage, deed of trust, easement, encroachment, security interest, encumbrance, license, possessory interest, conditional sale or other title retention arrangement, intangible property right, claim, infringement, option, right of first refusal, preemptive right, community property interest or restriction of any nature (including any restriction on the voting of any security or restriction on the transfer, use or ownership of any security or other asset).
A document or other item of information shall be deemed to have been “Made Available to Purchaser” only if such document or other item of information was, at all times during the period from 4:00 p.m. (US ET) September 12, 2021 through the date of the Agreement, in the virtual data room hosted by Datasite in connection with the Contemplated Transactions.
“Major Customers” has the meaning set forth in Section 3.23(a).
“Major Suppliers” has the meaning set forth in Section 3.23(a).
“Material Adverse Effect” means any change, event, effect, claim, circumstance or matter (each, an “Effect”) that (considered together with all other Effects) is, or could reasonably be expected to be or to become, materially adverse to: (a) the business, condition, assets, capitalization, Intellectual Property or Intellectual Property Rights, Liabilities, operations, results of operations, financial performance or prospects of the Acquired Companies, taken as a whole; (b) Purchaser’s right to own, transfer or exercise voting rights with respect to, or to receive dividends or other distributions with respect to, any of the stock of the Company; or (c) the ability of the Company or any of the Indemnitors to perform any of its material covenants or obligations under the Agreement or under any other Transaction Document; provided, however, that, the following shall not be deemed to constitute a Material Adverse Effect unless they have a materially disproportionate negative effect on any of the Acquired Companies as compared to any of the other companies in the same industry in which the Acquired Companies operate: (a) any changes in the economy or financial or capital markets (including interest rates) or political conditions of the United States or any foreign country in which any of the Acquired Companies has significant operations; (b) any changes that generally affect any of the industries in which any of the Acquired Companies operates or participates; (c) any failure by any of the Acquired Companies to meet internal or other estimates, predictions, projections or forecasts (provided, that the facts giving rise or contributing to any such failure may be deemed to constitute, or be taken into account in determining whether there has been, a Company Material Adverse Effect); (d) any change in GAAP or any change in Legal Requirements (or, in each case, the interpretations thereof), in each case after the date hereof; (e) outbreak (including COVID-19) or escalation of war, hostilities, terrorism or natural disasters; or (f) any action taken by any of the Acquired Companies at the express written request of Purchaser, except, for purposes of clauses “(a)”, “(b)”, “(c)”, “(d),” and “(e)” of this sentence, if such Effects have a materially disproportionate negative effect on any of the Acquired Companies, taken as a whole, as compared to the other Persons engaged in the same industry as any of the Acquired Companies.
“Material Contract” means: (a) each Contract listed or required to be listed in (or expressly exempted from the disclosure requirements for) Part 3.11(b), Part 3.11(c), Part 3.11(e) or Part 3.11(n)(i) of the Disclosure Schedule; (b) each Real Property Lease; and (c) each of the following Company Contracts:
(a)    each Company Contract (other than any Company Associate Agreement or Employee Benefit Plan) with any Person relating to the supply of any products or services to any of the Acquired Companies and, together with all other Company Contracts involving such Person or any of such Person’s Affiliates, providing for payments by any one or more Acquired Companies, individually or in the aggregate, in excess of $100,000 in any fiscal year;
(b)    each Company Contract with any Person that contemplates or involves: (i) the payment or delivery of cash or other consideration to any Acquired Company in an amount or having a value in excess of $100,000 individually, or $250,000 in the aggregate when taken together with all other Company Contracts involving such Person or any of such Person’s Affiliates; or (ii) the performance of services having a value in excess of $100,000 individually, or $250,000 in the aggregate when taken together with all other Company Contracts involving such Person or any of such Person’s Affiliates;
(c)    each Company Contract or other right pursuant to which any Acquired Company uses or possesses any material Company Personal Property (other than Company Personal Property owned by any of the Acquired Companies);

(d)    any Company Contract (other than any Company Associate Agreement or Employee Benefit Plan) with, or for the material benefit of, any stockholder, director, officer or management-level employee of any Acquired Company, or any member of such Person’s immediate family or any Affiliate of any of such Persons, including any Contract providing for the furnishing of services by, rental of real or personal property from or otherwise requiring payments to or for the benefit of any such Person, but excluding any Contract that terminates or expires in its entirety as of the Closing without liability on the part of any Acquired Company;
(e)    each Company Contract imposing any restriction on any Acquired Company: (i) to engage, participate or compete in any line of business, market or geographic area; (ii) to engage in any aspect of an Acquired Company’s business; (iii) to develop or distribute any Intellectual Property or Company Product; (iv) to make use of any Acquired Company Owned IP; (v) to acquire any product or other asset or any services from any other Person, sell any product or other asset to or perform any services for any other Person, or transact business or deal in any other manner with any other Person, including any Company Contract that contains any “most favored nation” or “most favored customer” or similar provision; (vi) to solicit or hire any prospective employee, consultant, contractor, customer or supplier; or (vii) provides any exclusive right to a Channel Partner;
(f)    each Company Contract that provides to another Person the right to purchase, license or otherwise acquire an unlimited quantity of or unlimited usage of Company Products (based on any Acquired Company’s ordinary pricing metrics for such Company Products) for a fixed aggregate price of at no additional charge (including through “enterprise-wide,” “unlimited use” or “all you can eat” provisions), except for Company Contracts on Standard Form Acquired Company IP Contracts;
(g)    each Company Contract with a Major Customer;
(h)    each Company Contract: (i) granting any exclusive right, right of first refusal or right of negotiation to license, market, distribute, sell or deliver any Company Product; or (ii) otherwise contemplating an exclusive relationship between any Acquired Company and any other Person;
(i)    each Company Contract creating or involving any agency relationship, Channel Partner arrangement or franchise relationship;
(j)    each Company Contract relating to any joint venture, strategic alliance, partnership or sharing of profits, revenue or proprietary information or similar arrangement;
(k)    each Company Contract relating to any transaction in which any Acquired Company (or any Subsidiary of an Acquired Company) merged or was consolidated with any other Person, acquired any securities or assets of another Person or otherwise acquired the rights to any Company Product or any Acquired Company IP;
(l)    each Company Contract (including each Acquired Company IP Contract) relating to the acquisition, transfer, development or shared ownership of any Intellectual Property or Intellectual

Property Right (including any joint development agreement, technical collaboration agreement or similar agreement entered into by any of the Acquired Companies);
(m)    each Company Contract between any Acquired Company and any Company Associate pursuant to which: (i) benefits would vest or amounts would become payable or the terms of which would otherwise be altered by virtue of the consummation of any of the Contemplated Transactions (whether alone or upon the occurrence or existence of any additional or subsequent event or circumstance); (ii) any Acquired Company is or may become obligated to make any severance, termination, retention, gross-up or similar payment to any Company Associate; or (iii) any Acquired Company is or may become obligated to make any bonus, incentive compensation or similar payment (other than in respect of ordinary course salary or wages, and payments that will not and would not reasonably be expected to exceed $10,000 in any 12-month period) to any Company Associate;
(n)    each Company Contract with any labor union or association or similar body representing or purporting to represent any employee of any Acquired Company;
(o)    each Company Contract providing for or otherwise contemplating: (i) the sale or other disposition of any of the assets of any Acquired Company, other than in the ordinary course of business; or (ii) the grant to any Person of any right to purchase any of the assets of any Acquired Company;
(p)    each outstanding power of attorney executed by or on behalf of any Acquired Company;
(q)    each Company Contract that provides for indemnification of any current, former or future officer, director, employee or agent of any Acquired Company;
(r)    each Company Contract involving any loan, guaranty, pledge, performance or completion bond or indemnity or surety arrangement or otherwise relating to the incurrence, assumption or guarantee of any Indebtedness by any Acquired Company or imposing a Lien (other than a Permitted Lien) on any of the assets of any Acquired Company, except for indemnification obligations in Company Contracts entered into in the ordinary course of business;
(s)    each Acquired Company Government Contract;
(t)    each Company Contract (other than any Company Associate Agreement or Employee Benefit Plan) regarding the acquisition, issuance or transfer of any securities or affecting or dealing with any securities of any Acquired Company, including any restricted share agreement or escrow agreement and any underwriting or other agreement relating to any actual or potential offering of securities;
(u)    each Company Contract that does not expressly limit the liability of any Acquired Company to direct damages, or does not expressly disclaim the other party’s right to recover indirect or consequential damages;

(v)    each Company Contract pursuant to which any management, monitoring, transaction, advisory or similar fee is, or at or prior to the Closing will become, payable to any securityholder of the Company or any of Affiliate of any securityholder of the Company; and
(w)    each other Company Contract that is, or each group of related or similar Company Contracts that are collectively, otherwise material to any Acquired Company.
“Mini-Basket” has the meaning set forth in Section 11.3(a).
“Non-Scheduled In-Licenses” means the following categories of Contracts or licenses: (A) Contracts between any Acquired Company and its employees, independent contractors and consultants that are on the Acquired Company’s standard, unmodified form of Acquired Company IP Contract described in Section 3.11(e)(iii); (B) non-exclusive, non-negotiated licenses to Shrink-Wrap Code; (C) licenses for the Open Source Code listed in Part 3.11(n)(i) of the Disclosure Schedule; and (D) confidentiality and non-disclosure agreements entered into in the ordinary course of business and not including explicit licenses to Intellectual Property Rights.
“Non-Scheduled Out-Licenses” means the following categories of Contracts: (A) confidentiality and non-disclosure agreements entered into in the ordinary course of business and not including explicit licenses to Intellectual Property Rights, (B) Contracts under which the Company grants non-exclusive licenses of the Company Products to customers, entered into on Standard Form Acquired Company IP Contracts, and (C) Contracts where the only licenses or rights granted by any Acquired Company are non-exclusive, limited rights granted to contractors or vendors to use Acquired Company IP for the sole benefit of an Acquired Company.
“Noncompetition Agreement” has the meaning set forth in the recitals to the Agreement.
“Non-Contributing Option Indemnitor” means any Indemnitor in their capacity as the holder of Outstanding Options other than any Contributing Option Indemnitor.
“Non-Withholding Option” has the meaning set forth in Section 1.2(f).
“Notice of Claim” has the meaning set forth in Section 11.6(a).
“Objection Notice” has the meaning set forth in Section 1.7(b).
“Objection Period” has the meaning set forth in Section 1.7(b).
“Open Source Code” means any software that is distributed or made available by any third party under “open source” or “free software” terms, including any software distributed or made available under the GPL, LGPL, Mozilla License, Apache License, Common Public License, BSD license or similar terms or otherwise listed as an “open source license” by the Open Source Initiative at https://opensource.org/, and also including any software distributed or made available with any license term or condition that imposes or could impose a requirement or condition that any licensee grant a license under its Patent rights or that any software or part thereof be (i) disclosed, distributed or made available in source code form, (ii) licensed for the purpose of making modifications or derivative works or (iii) redistributable at no charge.
“Option” means an option to purchase any number of Common Shares from the Company but excluding any Warrant.
“Order” means any order, writ, injunction, judgment, edict, decree, ruling or award of any arbitrator or any court or other Governmental Entity.
“Outstanding Option” has the meaning set forth in Section 1.2(a).
“Outstanding Warrant” means that certain Warrant to Purchase Common Stock, issued by the Company to Silicon Valley Bank on April 7, 2021.
“Patent” means any patent (including any utility, utility model, plant or design patent or certificate of invention), patent application (including any addition, provisional, national, regional or international application, as well as any original, continuation, continuation-in-part, divisional, continued prosecution application, reissue, review or re-examination application), patent or invention disclosure, registration, application for registration or any term extension or other governmental action which provides any right beyond the original expiration date of any of the foregoing.
“Paying Agent” means such paying agent as selected by the Sellers’ Representative and reasonably satisfactory to Purchaser.
“Paying Agent Agreement” means that certain paying agent agreement in customary form and substance and reasonably satisfactory to Purchaser by and among Purchaser, the Sellers’ Representative and the Paying Agent, in substantially the form of Exhibit G.
“Payoff Letter” has the meaning set forth in Section 6.12.
“PCI DSS” means the Payment Card Industry Data Security Standard, issued by the Payment Card Industry Security Standards Council, as it may be revised from time to time.
“PEO 401(k) Plan” has the meaning set forth in Section 6.5.
“Permit” means: (a) any permit, license, approval, certificate, franchise, permission, clearance, Consent, registration, variance, sanction, exemption, Order, qualification or authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Entity or pursuant to any applicable Legal Requirement; or (b) any right under any Contract with any Governmental Entity.
“Permitted Lien” means: (a) any statutory lien to secure non-delinquent obligations to landlords, lessors or renters under leases or rental agreements; (b) any deposit or pledge made in connection with, or to secure payment of, workers’ compensation, unemployment insurance or similar programs mandated by applicable Legal Requirement; (c) any statutory lien in favor of carriers, warehousemen, mechanics and materialmen, to secure claims for labor, materials or supplies and any other like lien; (d) with respect to

Intellectual Property or Intellectual Property Rights, non-exclusive licenses granted to any Person in the ordinary course of business; and (e) liens for Taxes that are not yet due and payable or which are being contested in good faith by appropriate proceedings and for which appropriate reserves have been established in accordance with GAAP on the Financial Statements.
“Person” means any natural person, Entity or Governmental Entity.
“Personal Data” means any information that is defined as “personal data,” “personal information,” “personally identifiable information,” or any similar term under applicable Legal Requirement, including any such information that relates to, is linked to, or is capable of being linked to, an individual, that is governed, regulated or protected by any Information Privacy and Security Law, or that is covered by PCI DSS.
“Pre-Closing Financial Statements” has the meaning set forth in Section 6.1(b).
“Pre-Closing Period” has the meaning set forth in Section 6.1(a).
“Pre-Closing Tax Period” means any Tax period ending on or before the Closing Date.
“Pre-Closing Tax Refund” has the meaning set forth in Section 7.3(j).
“Preferred Shares” means the Series Seed Preferred Shares and Series A Preferred Shares, which constitute all of the preferred stock of the Company.
“Privileged Communications” has the meaning set forth in Section 12.19.
“Pro Rata Indemnity Share” means, with respect to any Indemnitor other than any Non-Contributing Option Indemnitor in their capacity as the holder of Outstanding Options, such Indemnitor’s Pro Rata Share; provided that Pro Rata Share shall be calculated for purposes of the Pro Rata Indemnity Share without reference to consideration in respect of Outstanding Options held by Non-Contributing Option Indemnitors in either the numerator or the denominator.
“Pro Rata Share” means, with respect to any Indemnitor, the fraction (a) having a numerator equal to the aggregate amount of consideration that such Indemnitor is entitled to receive pursuant to Sections 1.2, 1.3, 1.4 and 1.7 and (b) having a denominator equal to the aggregate amount of consideration that all Indemnitors are entitled to receive pursuant to Sections 1.2, 1.3, 1.4 and 1.7.
“Prorated Bonus Amount” means the aggregate amount of prorated cash bonuses payable to the recipients who would be eligible if the bonus cycle ended as of the Closing Date, which amount shall be calculated based on the bonus amount accrued as of or allocable to the period prior to the Closing Date in the ordinary course of business of the Acquired Companies, and prorated for the period of time from the last date each such eligible recipient received their corresponding bonus amount for the prior bonus cycle to the Closing Date.

“Process,” “Processed,” “Processes,” or “Processing” means any operation or set of operations performed on Acquired Company Data, whether or not by automatic means, such as receipt, collection, monitoring, maintenance, creation, recording, organization, structuring, storage, adaptation or alteration, retrieval, consultation, use, processing, analysis, transfer, transmission, disclosure, dissemination or otherwise making available, alignment or combination, blocking, erasure or destruction.
“Purchaser” has the meaning set forth in the introductory paragraph of the Agreement.
“Purchaser Cure Period” has the meaning set forth in Section 10.1(f).
“R&D Schedule” has the meaning set forth in the definition of Accrued Tax Amount.
“Real Property Lease” has the meaning set forth in Section 3.9(c).
“Registered IP” means any Intellectual Property Right that is registered, filed, issued or granted under the authority of, with or by, any Governmental Entity (or other registrar in the case of Domain Names), including any Patent, registered copyright, registered mask work or integrated circuit topography, registered Trademark, registered design, Domain Name and any application for any of the foregoing.
“Related Party” means: (a) any stockholder of the Company; (b) any Company Associate; (c) any member of the immediate family of any stockholder of the Company or Company Associate; (d) any Affiliate of any Person referred to in clause “(a),” “(b)” or “(c)” of this sentence; or (e) any trust or other Entity (other than any Acquired Company) in which any one of the Persons referred to in clauses “(a),” “(b),” “(c)” or “(d)” above holds (or in which more than one of such Persons collectively hold), beneficially or otherwise, a material voting, proprietary, financial or equity interest.
“Release” means emission, spill, seepage, leak, escape, leaching, discharge, injection, pumping, pouring, emptying, dumping, disposal, migration, or release of Hazardous Materials from any source into or upon the indoor or outdoor environment.
“Release Date” has the meaning set forth in Section 11.6(g).
“Releases” has the meaning set forth in Section 2.2(g).
“Remaining Collective Claim Retained Amount” has the meaning set forth in Section 11.6(h)(i).
“Remaining Individual Claim Retained Amount” has the meaning set forth in Section 11.6(h)(ii).
“Representative Losses” has the meaning set forth in Section 12.1(f).
“Representatives” means officers, directors, managers, employees, agents, attorneys, accountants, advisors and representatives. The term “Representatives” shall be deemed to include current and future “Representatives.”

“Residual Per-Share Amount” means the amount obtained by dividing the Aggregate Residual Amount, by the Fully Diluted Share Number.
“Response Date” has the meaning set forth in Section 1.7(b).
“Response Notice” has the meaning set forth in Section 11.6(b).
“Restricted Share” has the meaning set forth in Section 1.2(d).
“Restricted Share Purchase Agreement” shall mean any agreement relating to the grant, issuance or purchase of Restricted Shares.
“Sale Shares” has the meaning set forth in the recitals to the Agreement.
“Sanctioned Countries” has the meaning set forth in Section 3.13(d).
“Section 280G” has the meaning set forth in Section 7.4.
“Section 280G Payments” has the meaning set forth in Section 7.4.
“Securityholders’ Agreements” means the agreements listed in Schedule 6.8(b).
“Seller” or “Sellers” has the meaning set forth in the introductory paragraph of the Agreement.
“Seller Cure Period” has the meaning set forth in Section 10.1(e).
“Sellers’ Representative” has the meaning set forth in Section 12.1(a).
“Series A Liquidation Preference Amount” means, with respect to each Series A Preferred Share, an amount equal to (a) $1.79975, plus (b) the aggregate amount of accrued and unpaid dividends with respect to such Share immediately prior to the Closing, whether or not earned or declared immediately prior to the Closing.
“Series A Preferred Shares” means, collectively, the 8,334,489 of Series A Preferred Stock of the Company, par value $0.00001 per share.
“Series Seed Liquidation Preference Amount” means, with respect to each Series Seed Preferred Shares, an amount equal to (a) $1.0598, plus (b) the aggregate amount of accrued and unpaid dividends with respect to such Share immediately prior to the Closing, whether or not earned or declared immediately prior to the Closing.
“Series Seed Preferred Shares” means, collectively, the 4,717,862 of Series Seed Preferred Stock of the Company, par value $0.00001 per share.
“Setoff Rights” has the meaning set forth in Section 11.7.

“Sexual Misconduct Allegation” has the meaning set forth in Section 3.15(r).
“Share Purchase” has the meaning assigned to such term in the recitals to the Agreement.
“Shares” has the meaning set forth in the recitals to the Agreement.
“Shrink-Wrap Code” means “off the shelf” third party Software that is licensed to the Acquired Company on generally available, standard commercial terms for less than $50,000.
“Software” means computer software, firmware, source and object codes, tools, user interfaces, manuals and other specifications and documentation relating thereto.
“Specified Investors” are those Sellers set forth on Schedule 3.
“Specified Representations” means (a) the representations and warranties set forth in Sections 3.1 (Organizational Matters), 3.2 (Capital Structure), 3.3 (Authority and Due Execution), 3.4 (Non-Contravention and Consents), 3.8 (Taxes), 3.14 (Brokers’ and Finders’ Fees), and 4.1 (Authority and Due Execution), 4.2 (Non-Contravention and Consents), 4.3 (Litigation), 4.4 (Title and Ownership), 4.5 (Due Organization), and 4.6 (Brokers’ and Finders’ Fees); and (b) the representations and warranties set forth in the Sellers Closing Certificate, to the extent such representations and warranties relate to any of the matters addressed in any of the representations and warranties specified in clause “a” of this sentence.
“Standard Form Acquired Company IP Contracts” has the meaning set forth in Section 3.11(e).
“Stipulated Amount” has the meaning set forth in Section 11.6(e).
“Stock Plan” means any equity or equity-based incentive plan or arrangement of the Company, including the Company’s 2019 Equity Incentive Plan, as amended, supplemented or modified from time to time in accordance with the Agreement.
“Straddle Period” means any Tax period beginning on or before the Closing Date and ending after the Closing Date.
An Entity shall be deemed to be a “Subsidiary” of another Person if such Person directly or indirectly owns or purports to own, beneficially or of record: (a) an amount of voting securities of or other interests in such Entity that is sufficient to enable such Person to elect at least a majority of the members of such Entity’s board of directors or other governing body; or (b) at least 50% of the outstanding equity, voting, beneficial or ownership interests in such Entity.
“Tax” includes: (a) any tax, assessment, unclaimed property, fee or other governmental charge imposed by any Governmental Entity or Taxing Authority, including any foreign, national, federal, state or local income tax, surtax, remittance tax, presumptive tax, net worth tax, special contribution, production tax, pipeline transportation tax, freehold mineral tax, value added tax, withholding tax, gross receipts tax, windfall profits tax, environmental tax (including taxes under Section 59A of the Code), profits tax, severance tax, personal property tax, real property tax, sales tax, value added tax, license tax, goods and services tax, service tax, transfer tax, use tax, excise tax, escheat, unclaimed property, premium tax, stamp tax, motor vehicle tax, entertainment tax, insurance tax, capital stock tax, franchise tax, custom duties, registration duties, occupation tax, payroll tax, employment tax, social security (or similar) tax, unemployment tax, disability tax, alternative or add-on minimum tax, estimated tax or other tax of any kind whatsoever; (b) any liability for the payment of such amounts of the type described in (a) as a result of being a member of an affiliated, combined, consolidated or unity group for any taxable period; (c) any interest, penalty or addition to tax imposed by a Governmental Entity in connection with any item described in the immediately preceding clause “(a)” or clause “(b)”; and (d) any Liability in respect of any item described in clauses “(a),” “(b)” or “(c)” above, regardless of whether such Liability arises by reason of a Contract, assumption, operation of a Legal Requirement, imposition of transferee or successor liability or otherwise by operation of Legal Requirement and, in the case of each of clauses “(a),” “(b),” “(c)” and “(d)” regardless of whether any item described therein is disputed or not.
“Tax Attributes” has the meaning set forth in Section 7.3(c).
“Tax Controversy” has the meaning set forth in Section 3.8(g).
“Tax Items” has the meaning set forth in Section 3.8(a).
“Tax Return” means any return (including any information return), report, statement, declaration, estimate, schedule, notice, notification, form, election, certificate or other document or information filed with or submitted to, or required to be filed with or submitted to, any Governmental Entity in connection with the determination, assessment, collection or payment of any Tax or in connection with the administration, implementation or enforcement of or compliance with any applicable Legal Requirement relating to any Tax.
“Taxing Authority” means, with respect to any Tax, the Governmental Entity or political subdivision thereof that imposes such Tax, and the agency (if any) charged with the collection of such Tax for such Governmental Entity or subdivision, including any governmental or quasi-Governmental Entity or agency that imposes, or is charged with collecting such Tax.
“Threshold Amount” has the meaning set forth in Section 11.3(a).
“Tier 1 Key Employee” has the meaning set forth in the recitals to the Agreement.
“Tier 2 Key Employee” means the individuals listed on Tier 2 of Schedule 1 to this Agreement.
“Trade Secret” means any trade secret or proprietary or confidential information of the Acquired Companies.
“Trademark” means any trademark, service mark, trade name, trade dress, certification mark, distinguishing guise, logo, corporate name, right in business or get-up or other source or business identifier (in each case whether or not registered) and any registration, application, renewal or extension of any of the foregoing and any goodwill associated with any of the foregoing.

“Transaction Documents” means, collectively, the Agreement, the Releases, the Noncompetition Agreements, the Escrow Agreement, the Paying Agent Agreement, the Ungranted Equity Award Cancellation Agreements, the Closing Consideration Spreadsheet, the resignations described in Section 6.11, the Closing Consideration Spreadsheet Certificate, the Company Closing Certificate and each other agreement, certificate or document referred to in the Agreement or to be executed in connection with any of the Contemplated Transactions.
“Transfer Tax Expenses” has the meaning set forth in Section 7.3(g).
“Transfer Taxes” has the meaning set forth in Section 7.3(g).
“Treasury Regulations” means the United States Treasury Regulations promulgated under the Code.
“U.S. Export and Import Law” means the Arms Export Control Act (22 U.S.C. 2778), the International Traffic in Arms Regulations (ITAR) (22 CFR Parts 120-130), the Export Administration Act of 1979, as amended (50 U.S.C. 2401-2420), the Export Control Reform Act, the Export Administration Regulations (EAR) (15 CFR Parts 730-774), the Foreign Assets Control Regulations (31 CFR Parts 500-598), the Legal Requirements administered by Customs and Border Protection (19 CFR Parts 1-199), export control laws implemented by the Department of Energy and Nuclear Regulatory Commission, United States anti-boycott regulations administered by the Office of Anti-boycott Controls of the United States Department of Commerce and the Internal Revenue Service, all laws and regulations related to import and customs requirements, or any other United States Legal Requirement regulating exports, imports or re-exports to or from the United States, including the export or re-export of goods, hardware, software, services or technical data from the United States.
“Underwater Option” means any Option, whether or not vested, that has an exercise price payable in respect of a Common Share subject to such Option that equals or exceeds the Residual Per-Share Amount.
“Ungranted Equity Award Cancellation Agreement” has the meaning set forth in Section 6.6.
“Ungranted Equity Award Cancellation Amount” has the meaning set forth in Section 6.6.
“Ungranted Equity Awards” has the meaning set forth in Section 3.2(k).
“Unresolved Collective Claim” means, at any time, any Collective Claim that has been asserted by any Indemnitee against the Indemnitors, but that has not been fully and finally resolved in accordance with Section 11.6 of the Agreement, prior to such time. Any such claim shall be deemed for all purposes of the Agreement to remain unresolved until all amounts owing to such Indemnitee with respect to such claim, as determined pursuant to Section 11.6 of the Agreement, are paid in full.
“Unresolved Collective Claim Retained Amount” has the meaning set forth in Section 11.6(g).
“Unresolved Dispute” has the meaning set forth in Section 11.6(f).

“Unresolved Individual Claim” means, at any time, any Individual Claim that has been asserted by any Indemnitee against any Indemnitor, but that has not been fully and finally resolved in accordance with Section 11.6 of the Agreement, prior to such time. Any such claim shall be deemed for all purposes of the Agreement to remain unresolved until all amounts owing to such Indemnitee with respect to such claim, as determined pursuant to Section 11.6 of the Agreement, are paid in full.
“Unresolved Individual Claim Retained Amount” has the meaning set forth in Section 11.6(g).
“Upwards Adjustment Amount” has the meaning set forth in Section 1.7(d)(ii).
“WARN” means the Worker Adjustment and Retraining Notification Act of 1988, as amended, and any and all comparable Legal Requirements of all jurisdictions in which the Company maintains employees relating to mass layoffs, termination, relocation or any plant closing.
“Warrant” means a warrant to purchase shares of Capital Stock from the Company.
“Warrant Surrender Agreement” has the meaning assigned to such term in Section 1.3(a).
“Withholding Agent” has the meaning set forth in Section 1.8.
“Working Capital Shortfall Amount” means the amount, if any, by which the Working Capital Target Amount exceeds the Closing Working Capital Amount.
“Working Capital Surplus Amount” means the amount, if any, by which the Closing Working Capital Amount exceeds the Working Capital Target Amount.
“Working Capital Target Amount” means negative $500,000.
“WSGR” has the meaning set forth in Section 12.19.